Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

between

MEDTRONIC PLC

and

CARDINAL HEALTH, INC.

Dated as of April 18, 2017

i

Annexes and Exhibits

Annex 2.02(a)	Transferred Assets
Annex 2.02(b)	Excluded Assets
Annex 2.02(c)	Assumed Liabilities
Annex 2.02(d)	Excluded Liabilities

Exhibit 1	Maximum Cash Amount of Transferred Companies
Exhibit 2	Specified Entity
Exhibit A-1	Products and Product Groups
Exhibit A-2	Excluded Products
Exhibit B	Form of General Assignment
Exhibit C	Form of Patent Assignment
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Assumption Agreement
Exhibit F-1	French Offer Letter
Exhibit F-2	Dutch Offer Letter
Exhibit G-1	Form of Transition Services Agreement

v

Exhibit G-2	Transition Services Agreement Pricing Principles
Exhibit H	Form of Master Manufacturing and Supply Agreement
Exhibit I-1	Form of Trademark License Agreement (Buyer as Licensee)
Exhibit I-2	Form of Trademark License Agreement (Seller as Licensee)
Exhibit J-1	Form of FIRPTA Certificate (non-U.S.)
Exhibit J-2	Form of FIRPTA Certificate (U.S.)
Exhibit K	Form of Lease Assignment and Assumption Agreement
Exhibit L	Closing Structure
Exhibit M	Allocation Method
Exhibit N	Form of Sorting Service Agreement

STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 18, 2017, between Medtronic plc, an Irish public limited company (“Seller”), and Cardinal Health, Inc., an Ohio corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller and certain of its Affiliates (as defined below) currently conduct in the United States and certain other countries and territories the business of researching, developing, designing, testing, manufacturing, processing, reprocessing, labeling, packaging, marketing, commercializing, distributing, promoting, pricing, importing, exporting and selling the Products (as defined below) (collectively, the “Business”); and

WHEREAS, Seller desires to sell (or to cause to be sold), and Buyer desires to purchase or cause certain of its Affiliates to purchase, certain assets, including the Transferred Equity Interests (as defined below), related to the Business as a going concern and Buyer is willing to assume or cause certain of its Affiliates to assume certain liabilities related to the Business, in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions and Interpretations

SECTION 1.01. Definitions. (a) The following terms used in this Agreement shall have the respective meanings assigned to them below:

“Affiliate” with respect to any specified Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Ancillary Agreements” means, other than this Agreement, the agreements and instruments, including any Country Transfer Agreements and any related instruments of transfer, the Transition Services Agreement, the Master Manufacturing and Supply Agreement, the Sorting Service Agreement, the French Offer Letter, the Dutch Offer Letter, the Lease Assignment and Assumption Agreements and the Trademark License Agreements, executed and delivered in connection with the transactions contemplated by this Agreement.

“Anti-Trust Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case under any merger control or similar legislation in order to consummate the Transactions.

“Anti-Trust Filings” means all applicable notifications to or filings with an anti-trust or competition authority in the United States, Canada, Germany or any other jurisdiction required to consummate the Transactions.

“Asset Selling Affiliates” means all of the Affiliates of Seller that own or hold the rights to any Transferred Assets or that have obligations or liabilities in respect of any Assumed Liabilities.

“Assumed Benefit Plan” means any Business Employee Benefit Plan (a) that is maintained or sponsored by a Transferred Company or (b) for which liabilities and/or assets transfer to Buyer or its Affiliates under applicable Law as a result of the transactions contemplated by this Agreement.

“Assumed Liabilities” means the obligations and liabilities set forth or described on Annex 2.02(c).

“Benefits Continuation Period” means a period of time commencing on the Closing Date and ending on the later of (a) December 31, 2018 and (b) fifteen (15) months from the Closing Date.

“Business Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto) or other compensatory or employee benefit plan, program, agreement or arrangement sponsored, contributed to or maintained by Seller or any of its Affiliates in which any Employee of the Business (or former employee of the Business) participates (or to which any such individual is party), excluding any plan, program, agreement or arrangement required by applicable Law or regulation (e.g., government mandated severance plans).

“Buyer Tax Act” means the following: (A) at or after the Closing, any election made by Buyer or any of its Affiliates (including any Transferred Company) under any provision of the Code or non-U.S. Tax Law for any Pre-Closing Tax Period, which election is made at or after the Closing with respect to any Transferred Company, the Transferred Assets or the Business, but not (i) any such election that is set forth on a Tax Return required to be filed by Buyer under Section 7.08(a)(i) or Section 7.08(a)(ii) and which election is consistent with past practice, (ii) any such election that is expressly required by this Agreement, or (iii) any such election that is made with Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) any failure to comply with Schedule 1.01(a) to the Disclosure Letter, and (C) any action taken by Buyer on the Closing Date after such Closing other than (i) in the ordinary course of business, (ii) as required or contemplated by this Agreement or applicable Law, or (iii) with Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). For the absence of doubt, none of the Section 338(g) Elections or any action undertaken by Seller and its Affiliates, prior to the Closing, pursuant to the Internal Restructuring Steps shall constitute a Buyer Tax Act.

“Buyer Tax Rate” means 38%.

“Cash Amount” means an amount equal to the aggregate of all cash and cash equivalents of the Transferred Companies as of immediately prior to the Closing (other than cash and cash equivalents in respect of clauses (xiv), (xv)(2) and (xvi) of Annex 2.02(a)); provided that unless the parties otherwise agree, in no event shall the Cash Amount include an amount with respect to any Transferred Company that exceeds the amount set forth opposite such Transferred Company’s name on Exhibit 1 (and no amounts in excess of such amounts set forth on Exhibit 1 shall be taken into account for purposes of determining the Purchase Price adjustment in respect of the Cash Amount pursuant to Section 2.04).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commingled Contract” means any contract, contract right, bid, tender, purchase order or other agreement, whether written or oral, relating both to (a) the Business and (b) one or more other businesses of Seller or any Affiliate of Seller.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4890B of the Code and (e) other than with respect to Assumed Benefit Plans, under corresponding or similar provisions of foreign laws or regulations related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Country Unit” means the Transferred Assets and Assumed Liabilities related to a part of the Business conducted in a particular country by Seller or a particular Asset Selling Affiliate or relevant Transferred Company.

“Damages” means any and all claims of any kind, losses, liabilities, damages, awards, deficiencies, fines, fees, interest, penalties and costs and expenses incurred or suffered (and, if applicable, reasonable fees of attorneys, auditors, consultants and other agents associated therewith), whether or not based on contract, tort, warranty claims or otherwise, but shall not include punitive, exemplary or speculative damages, or any other type of damages that are not reasonably foreseeable (in each case other than any damages payable to third parties that may be imposed or otherwise incurred).

“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted as of 12:01 a.m., New York City time, on the date hereof.

“Debt Financing Sources” means the entities that have committed to provide or arrange the Debt Financing, including the lender parties to any commitment letters, joinder agreements thereto, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, officers, directors, employees, agents and representatives.

“Disclosure Letter” means the confidential disclosure letter delivered to Buyer by Seller prior to or simultaneously with entering into this Agreement.

“Employee of the Business” means each employee of Seller or its Affiliates who is set forth on Schedule 1.01(b) to the Disclosure Letter (as such schedule may be updated in accordance with this Agreement), including each such employee who, as of the Closing Date, is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability or vacation).

“Employee Representative” means any union, works council or other employee representative body representing any Employee of the Business.

“Environment” means soil, land surface or subsurface strata, surface water, groundwater, sediments and ambient air.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) relating to, arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any Transferred Real Property or (b) circumstances forming the basis of any violation of or liability under any Environmental Law.

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection or restoration of the Environment or natural resources relating to the Release, threatened Release, or disposal of or response actions with respect to Hazardous Materials or relating to the exposure to Hazardous Materials in the Environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Estimated Inventory Tax Basis” means the amount set forth in Schedule 6.10(a) to the Disclosure Letter.

“Estimated Aggregate Tax Basis” means the amount set forth in Schedule 6.10(a) to the Disclosure Letter.

“Estimated Swiss Gain” means the amount set forth in Schedule 6.11(a) to the Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” means the property and other rights set forth or described on Annex 2.02(b), which property is not to be transferred to Buyer hereunder.

“Excluded Liabilities” means the liabilities and obligations set forth or described on Annex 2.02(d), which are not to be assumed by Buyer hereunder.

“Excluded Taxes” means (a) (i) any Taxes for any Pre-Closing Tax Period imposed on or payable by or with respect to any Transferred Company and (ii) any Taxes for any Pre-Closing Tax Period arising out of, relating to or in respect of the Business, the Transferred Assets or the Assumed Liabilities, (b) any Taxes (including Non-Resident Capital Gains Taxes but not including any Transfer Taxes for which Buyer is responsible under Section 2.06) of Seller, any Selling Affiliate or any of their respective Affiliates (other than any Transferred

Company) for any period and any Taxes relating to any Excluded Assets or relating to or constituting Excluded Liabilities for any period, (c) any Taxes for which any Transferred Company is liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax Law) by reason of such entity having been a member of any consolidated, combined, unitary, or affiliated Tax group, as a transferee or successor, by contract or otherwise, (d) any obligation or other liability, obligation or commitment of any Transferred Company to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement, (e) any Taxes arising out of, attributable to, relating to or resulting from the failure of any of the representations or warranties made by Seller in Section 3.18 to be true and correct on the date hereof and at and as of the Closing Date (the amount of such Taxes determined without references to the terms “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar qualifications as to materiality (including specific monetary thresholds) contained or incorporated in any such representation or warranty, but such qualifications, to the extent contained or incorporated in any such representation or warranty, shall apply for the purposes of determining whether any such inaccuracy or breach has occurred) or the failure of the certificates delivered pursuant to Section 2.08(h) to be true and correct at and as of the Closing Date, (f) any Taxes arising out of, attributable to, relating to or resulting from any breach by Seller of any of its covenants or agreements contained herein, (g) any Taxes imposed with respect to any amount required to be included by Buyer or any of its Affiliates (including the Transferred Companies after the Closing Date) in income under Section 951(a) of the Code with respect to a Pre-Closing Tax Period of a Transferred Company (determined based on a “closing of the books” of such Transferred Company as of the end of the Closing Date), (h) any Taxes imposed on the Internal Restructuring Steps, (i) any Taxes for which Seller is responsible for under Section 2.06, (j) any Taxes incurred as a result of any failure to comply with any “bulk sales”, “bulk transfer” or similar Laws in connection with this Agreement or the Transactions, and (k) any costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (a)-(j); provided that clauses (a), (c), (d), (h) and (j) above shall not include any liability for Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(b) or Taxes to the extent resulting from Buyer Tax Acts (other than such actions taken with Seller’s consent).

“Financial Information” means (a) the unaudited balance sheet of the Business as of April 29, 2016 and (b) the unaudited statement of income of the Business for the fiscal year ended April 29, 2016, in each case, attached as Schedule 1.01(h) to the Disclosure Letter.

“Foreign Currency” means any currency other than U.S. dollars.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Entity” means any domestic or foreign court, administrative body or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof) or any other body or Person lawfully empowered to exercise regulatory, taxing or other governmental authority.

“Hazardous Materials” means any substance, material or waste that contains asbestos, any urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents or radon gas or any other substance, material, pollutant, contaminant or waste that, in relevant form and concentration, is defined, classified, listed or regulated under any Environmental Law.

“Income Taxes” means any income tax measured by or imposed on the net income, profits, revenue, capital gains, or similar measure or any franchise or similar tax imposed by a state on a Person’s gross or net income and/or capital for the privilege of engaging in business in that state.

“International Trade Laws” means (a) all trade, import, customs, export control, and anti-boycott regulations imposed, administered or enforced from time to time by the U.S. government, including those administered under or orders issued by the U.S. Department of State, the U.S. Department of Commerce, the U.S. Internal Revenue Service, the U.S. Department of Homeland Security, the U.S. Customs and Border Protection, the U.S. Food and Drug Administration, and the U.S. Department of the Treasury; (b) all trade, import, customs, and export control regulations under any Laws in any country outside of the United States in which the Business operates or Products are sold; and (c) all trade embargoes imposed, administered or enforced from time to time by the U.S. government through the U.S. Department of Treasury or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“Inventory” means the inventory of all finished Products (including consignment stock), Product specific work in process and Product specific raw materials.

“Inventory Target” means three hundred sixty million dollars ($360,000,000).

“IP Rights” means the following, in any and all countries: (a) patents and patent applications, utility models and industrial designs, and all applications and registrations therefor, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents, and all international applications under the Patent Cooperation Treaty and all corresponding national stage applications filed in all countries with respect thereto (collectively, “Patents”), (b) trademarks, servicemarks, trade dress, logos, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (c) all copyrights, applications and registrations and renewals therefor (collectively, “Copyrights”) and (d) all trade secrets (including inventions, rights in research and development, clinical trial results, know-how, discoveries, improvements, formulas, compositions, commercially practiced processes, technical data, designs, drawings and specifications) (collectively, “Know-How”).

“Judgment” means any judgment, award, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree.

“Law” or “Laws” means any statute, law, ordinance, treaty, rule, code, regulation, Judgment or other binding directive issued, promulgated or enforced by any Governmental Entity.

“Legacy Product” means any product that is not a Product as of the Closing, but (a) is a prior product design, form, version or implementation (whether commercialized or not) of Seller, an Affiliate of Seller or a Transferred Company which product design, form, version or implementation (whether commercialized or not) was at any time prior to the Closing superseded by a Product design, form, version or implementation, (b) was within one of the product groups set forth on Exhibit A-1 and c) in which product design, form, version or implementation by Seller, any of its Affiliates or any Transferred Company owns or has the valid right to use the IP Rights.

“Lien” means any deed of trust, option, claim, mortgage, pledge, lien, charge, security interest, hypothecation, declaration, covenant, right-of-way, easement, encroachment, restriction, title defect, right of first refusal or first offer or other similar third party (or governmental) right or encumbrance of any kind.

“Material Adverse Effect” means any effect, event, occurrence, circumstance or change that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Business, taken as a whole; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a “Material Adverse Effect”: (a) the failure of the Business to meet projections or forecasts (it being agreed that any underlying cause for or contributing factor to any such failure shall not be excluded by this clause (a) unless otherwise excluded by the following clause (b)); or (b) any adverse effect, event, occurrence, circumstance or change arising from or resulting from (i) the economy in general, or the securities, syndicated loan, credit or financial markets in general, (ii) the economic, business or healthcare regulatory environment (including changes with respect to pricing or reimbursement by insurance providers, other commercial entities or governmental payors generally stemming from United States healthcare reform initiatives or otherwise) or financial conditions generally affecting the industries or geographic markets in which the Business operates, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (iv) an Excluded Asset or Excluded Liability (except to the extent such Excluded Asset or Excluded Liability affects the business, assets, results of operations or financial condition of the Business), (v) changes after the date hereof in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or definitive interpretations thereof, (vi) the announcement of the Transactions, including any loss of employees or customers or any disruption in customer, supplier, distributor or similar relationships to the extent resulting from the announcement of the Transactions, (vii) any labor strikes, labor stoppages or loss of employees with respect to the Business, to the extent resulting from the announcement of the Transactions or an action taken or a statement made by Buyer or any of its Affiliates, in each case after the date hereof, regarding a future action intended to be taken by Buyer or any of its Affiliates with respect to the Business, or (viii) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates, or actions or omissions of Seller or any of its Affiliates that are consented to in writing by Buyer or any of its Affiliates; provided, further, however, that any effect or change referred to in clauses (b)(i), (ii), (iii) or (v) may be taken into account in determining whether there has been or would reasonably be expected to be, a “Material Adverse Effect” to the extent such effect, event, occurrence, circumstance or change has a disproportionate adverse effect on the Business, taken as a whole, as compared to other participants in the industries in which the Business operates.

“Non-Resident Capital Gains Tax” means any Tax imposed on a non-resident of the Taxing jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise).

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Outside Date” means January 18, 2018; provided, that if on such date any of the conditions set forth in (a) Sections 5.01(e) or 5.02(e) (if the reason for the failure of any such condition to be satisfied is a Closing Legal Impediment under any merger control or similar legislation) or (b) Sections 5.01(f) or 5.02(f) have not been satisfied but all other conditions set forth in Article V (other than the conditions in the foregoing clause (a) or (b)) have been satisfied or waived (excluding those conditions intended to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied), the Outside Date shall be automatically extended to April 18, 2018.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens imposed by Law arising or incurred in the ordinary course of business, (b) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (c) Liens for Taxes or other governmental charges that are not yet delinquent and may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in the accounting books and records prior to the date hereof, (d) restrictions under leases, subleases, licenses or occupancy agreements that constitute Transferred Assets, none of which materially interferes with the present use of the related real property, (e) easements, covenants, rights-of-way and other similar restrictions of record, none of which materially interferes with the present use of the related real property, (f) zoning, building and other similar restrictions, none of which materially interferes with the present use of the related real property, (g) Liens created by or for the benefit of Buyer or its Affiliates, (h) Liens that are removed prior to the Closing and (i) with respect to real property, other imperfections of title or encumbrances, if any, which do not materially interfere with the present use of such real property.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“Personal Information” means (a) any information that is identifying or can be reasonably used to identify an individual, including individual demographic information; (b) social security numbers and their foreign equivalents; and (c) any information or data that is defined as “personal information” or “personal data” under applicable Law, in each case, only to the extent applicable to Transferred Employees.

“PIS/COFINS” means the Brazilian social contributions of Programa de Integração Social (Social Integration Program) and Contribuição para o Financiamento da Seguridade Social (Contribution for Social Security Financing).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.

“Products” or “Product” means, collectively or individually, (a) the products that are owned by Seller or any Affiliate of Seller (including any Transferred Company) set forth on Exhibit A-1, in addition to (b) any other products and products in development (in each case, if any) that are owned by Seller or any Affiliate of Seller (including any Transferred Company) within the twenty-three (23) product groups which constitute the Patient Recovery Business of the Patient Monitoring & Recovery (PMR) Division in Seller’s Minimally Invasive Therapies Group operating segment, which product groups are set forth on Exhibit A-1, but in the case of this clause (b), excluding products and product groups set forth on Exhibit A-2.

“Product Registrations” means all marketing approvals, clearances or other authorizations used to market the Products and granted or pending with any Governmental Entity, including those set forth on Schedule 3.17(a) of the Disclosure Letter.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor Environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Selling Affiliates” means together the Asset Selling Affiliates and the Stock Selling Affiliates.

“Shared Services” means those shared services and systems provided to the Business by Seller and/or its Affiliates, or on their behalf, and which are listed on Schedule 2.02(b)(vi) to the Disclosure Letter.

“Specified Entity” means the entity set forth on Exhibit 2.

“Stock Selling Affiliates” means all of the Affiliates of Seller (other than a Transferred Company) that own any Transferred Equity Interests.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Swiss Gross-Up” means a fraction, the numerator of which is one and the denominator of which is the excess of one minus the Swiss Tax Rate.

“Swiss Sale Amount” means the amount set forth on Schedule 6.11(a) to the Disclosure Letter.

“Swiss Tax Basis” means the aggregate Tax basis of Seller and its Affiliates in the Transferred Assets transferred pursuant to the Swiss Asset Transfer.

“Swiss Tax Rate” means the rate set forth on Schedule 6.11(a) to the Disclosure Letter, unless, prior to the Closing, Seller or its Affiliates receive a Swiss Tax Ruling, in which case “Swiss Tax Rate” means such lower rate confirmed by such Swiss Tax Ruling to be imposed on Seller or its Affiliates with respect to the Swiss Asset Transfer.

“Swiss Tax Ruling” means a Tax ruling issued by the Swiss Taxing Authority to Seller or its Affiliates confirming a Swiss income Tax rate of less than the rate set forth on Schedule 6.11(a) to the Disclosure Letter shall be imposed on Seller or its Affiliates with respect to the Swiss Asset Transfer.

“Tax” and “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, business, goods and services, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Entity, and including any interest, penalties and additions attributable thereto.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action, administrative or judicial contest or proceeding relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transactions” mean, collectively, the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of the Transferred Assets and the Transferred Equity Interests and the assumption of the Assumed Liabilities.

“Transfer Taxes” mean any federal, state, county, local, foreign and other sales, use, transfer, PIS/COFINS, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer, or assignment of property (or any interest therein) effected pursuant to this Agreement; provided, however, notwithstanding anything herein to the contrary, Transfer Taxes shall not include any VAT.

“Transferred Assets” means the properties and other rights set forth or described on Annex 2.02(a), which expressly exclude the Excluded Assets.

“Transferred Companies” means the entities set forth on Schedule 1.01(f) to the Disclosure Letter, as such Schedule may be amended as permitted under Section 6.09 to reflect the Closing Structure and/or Internal Restructuring Steps.

“Transferred Employee” means each Employee of the Business who, as of the Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates), becomes an employee of Buyer or one of its Affiliates whether by operation of Law, pursuant to the transfer (directly or indirectly) of the Transferred Equity Interests to Buyer or by acceptance of Buyer’s or one of its Affiliate’s offer of employment pursuant to Section 8.01.

“Transferred Equity Interests” means all the issued and outstanding equity interests of each of the Transferred Companies.

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates).

“VAT” means any value added Tax, goods and services Tax or similar Tax, including (a) such Tax as may be levied in accordance with (but subject to derogation from) EEC Directive 77/388/EEC (and other directives of the European Union relating to VAT) and/or local legislation imposing value added tax in the relevant jurisdiction, and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in the foregoing clause (a), or imposed elsewhere.

(b) The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections of this Agreement or Schedules to the Disclosure Letter set forth below:

Term	Location

Accounting Firm	Section 2.04(d)
Accounting Policies	Section 2.04(c)
Aggregate Underfunded Amount	Section 8.02(a)
Agreement	Preamble
Allocated Purchase Price	Section 2.05(g)(ii)
Allocation	Section 2.05(b)
Allocation Method	Section 2.05(a)
Allocation Schedule	Section 2.05(b)
Alternative Proposal	Section 6.08(c)
Assumption Agreement	Section 2.02(c)
Auto Policies	Section 7.04(c)
Business	Preamble
Business Claims	Annex 2.02(c)(vi)
Business Confidentiality Agreement	Section 7.12(a)

Buyer	Preamble
Buyer 401(k) Plan	Section 8.01(p)
Buyer Field of Use	Section 7.01(c)
Buyer Fundamental Representations	Section 5.02(a)
Buyer Indemnitees	Section 10.02
Buyer Plans	Section 8.01(g)
Buyer’s Actuary	Section 8.02(b)
Claim	Section 10.05
Closing	Section 2.01
Closing Date	Section 2.01
Closing Inventory	Section 2.04(b)
Closing Legal Impediment	Section 5.01(e)
Closing Structure	Section 2.02(a)
Collective Bargaining Agreements	Section 3.12(a)
Competing Business	Section 7.11(c)(i)
Confidential Business Information	Section 7.12(b)
Confidentiality Agreements	Section 7.12(a)
Consultation Process	Section 2.02(i)
Consultation Processes	Section 8.01(k)
Contracts	Annex 2.02(a)(xi)
Country Transfer Agreement	Section 2.02(e)
Debt Financing	Section 6.06(a)
Deductible	Section 10.04(a)
Directive	Section 8.01(o)
Divestiture Action	Section 6.05(d)
Dutch Acceptance Notice	Section 2.02(i)(2)
Dutch Assets	Section 2.02(i)
Dutch Entity	Section 2.02(i)
Dutch Offer Letter	Section 2.02(i)(2)
Dutch Purchase Price	Section 2.02(i)(2)
Environmental Permits	Section 3.14(a)
Equipment	Annex 2.02(a)(iii)
Estimated Cash Amount	Section 2.03(c)
Exchange Rate	Section 1.02(c)
Excluded Contracts	Annex 2.02(b)(vi)
Excluded IP Rights	Annex 2.02(b)(xi)
Existing Guarantee	Section 7.13(b)
FCPA	Section 3.19(a)
Final Aggregate Tax Basis	Section 6.10(a)
Final Aggregate Underfunded Amount	Section 8.02(b)
Final Inventory Tax Basis	Section 6.10(a)
Forward-Looking Statements	Section 11.02
French Acceptance Notice	Section 2.02(i)(1)
French Assets	Section 2.02(i)
French Entity	Section 2.02(i)
French Offer Letter	Section 2.02(i)(1)

French Purchase Price	Section 2.02(i)(1)
Fundamental Representations	Section 10.01
General Assignment	Section 2.02(a)
Guarantee	Section 7.13(a)
Inactive Employee	Section 8.01(c)
Indemnified Party	Section 10.05
Indemnifying Party	Section 10.05
Indemnitees	Section 10.03
Initial Allocation	Section 2.05(a)
Initial Allocation Schedule	Section 2.05(a)
Internal Restructuring Steps	Section 6.09(a)
Italian Consultation Process	Section 2.02(j)
Italian Entity	Section 2.02(j)
Italian Target	Section 2.02(j)
Lease Assignment and Assumption Agreement	Section 2.08(j)
Leased Real Property	Annex 2.02(a)(i)
Licensed IP Contracts	Section 3.10(b)
Master Manufacturing and Supply Agreement	Section 7.09
Material Commingled Contracts	Section 3.09(d)
Material Distribution Contract	Section 6.01(b)(xii)
Material Transferred Contracts	Section 3.09(b)
Non-U.S. Employment Terms	Section 8.01(j)
Notice of Disagreement	Section 2.04(d)
Notice of Objection	Section 8.02(b)
Owned Real Property	Annex 2.02(a)(i)
Patent Assignment	Section 2.02(a)
Pre-Closing Accounts Payable	Annex 2.02(d)(i)
Pre-Closing Accounts Receivable	Annex 2.02(b)(i)
Pre-Closing Auto Claims	Section 7.04(c)
Pre-Closing Business Tax Returns	Section 7.08(a)(i)
Pre-Closing Entity Tax Returns	Section 7.08(a)(i)
Pre-Closing Tax Returns	Section 7.08(a)(i)
Pre-Closing WC Claims	Section 7.04(b)
Price Adjustment Statement	Section 2.04(b)
Product Claims	Annex 2.02(c)(iv)
Product Registration Transfer Time	Section 2.02(g)
Proposed Allocation	Section 2.05(b)
Proposed Initial Allocation	Section 2.05(a)
PTO	Section 8.01(h)
Public Official	Section 3.19(b)
Purchase Price	Section 2.03(d)
Purchase Price Adjustment Due Date	Section 2.04(g)
Related Party	Section 6.06(c)
Representatives	Section 6.08(a)
Resolution Period	Section 8.02(c)
Restricted Employee	Section 7.11(a)

Retention Bonuses	Section 8.01(s)
Retention Participant	Section 8.01(s)
Sanction Laws	Section 3.19(c)
Section 338(g) Election	Section 7.08(e)(i)(1)
Section 338(g) Transferred Companies	Section 7.08(e)(i)(1)
Seller	Preamble
Seller 401(k) Plans	Section 8.01(p)
Seller Field of Use	Section 7.01(b)
Seller Fundamental Representations	Section 10.01
Seller Indemnitees	Section 10.03
Seller Option	Section 8.01(r)(i)
Seller Ordinary Shares	Section 8.01(r)(i)
Seller Restricted Employee	Section 7.11(b)
Seller RSU Award	Section 8.01(r)(iii)
Seller’s Actuary	Section 8.02(b)
Significant Distributors	Section 3.21(a)
Significant Suppliers	Section 3.21(b)
Sorting Service Agreement	Section 7.09
Specified Internal Restructuring Steps	Section 6.09(a)
Specified Non-U.S. Jurisdiction	Section 8.01(j)
Swiss Asset Transfer	Section 6.09(c)
Trademark Assignment	Section 2.02(a)
Trademark License Agreement 1	Section 7.09
Trademark License Agreement 2	Section 7.09
Trademark License Agreements	Section 7.09
Transfer Regulations	Section 8.01(o)
Transfer Time	Section 8.01(c)
Transferred Contracts	Annex 2.02(a)(xi)
Transferred Employee Liabilities	Annex 2.02(c)(vii)
Transferred IP	Annex 2.02(a)(viii)
Transferred IP Licenses	Annex 2.02(a)(viii)
Transferred IT	Annex 2.02(a)(x)
Transferred Real Property	Annex 2.02(a)(i)
Transferred Real Property Leases	Annex 2.02(a)(i)
Transferred Records	Annex 2.02(a)(vi)
Transition Services Agreement	Section 7.09
U.S. Assets	Section 6.09(a)
U.S. Business Transfer	Section 6.09(a)
U.S. Inventory	Section 6.10(a)
Workers Compensation Policies	Section 7.04(b)

SECTION 1.02. Interpretation and Construction. (a) Unless otherwise provided herein, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the lawful money of the United States.

(b) Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP.

(c) Except as provided in Section 2.03(b) and Section 8.02(a), whenever conversion of values from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the rate provided by Bloomberg at 5:00 a.m. New York City time (the “Exchange Rate”) three (3) business days prior to the applicable date or dates.

(d) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to a Section or Exhibit, such reference shall be to a party to, a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a Schedule, such reference shall be to a Schedule to the Disclosure Letter, unless otherwise indicated. All terms defined in this Agreement shall have their defined meanings when used in any Exhibit to this Agreement or Schedule to the Disclosure Letter, as applicable, or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Whenever used in this Agreement, “business day” shall mean any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in New York, New York or Dublin, Ireland. Whenever the words “include,” “includes,” “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein. The words “asset” and “property” shall be construed to have the same meaning and effect. References to a Person are also to its permitted successors and assigns. In the event of any conflict between this Agreement and any Country Transfer Agreement, the terms of this Agreement shall control.

ARTICLE II

Closing

SECTION 2.01. Closing. The closing of the purchase and sale of the Transferred Assets and Transferred Equity Interests and the assumption of the Assumed Liabilities (the

“Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, at 10:00 a.m., New York City time, on the later of (a) the second business day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article V and (b) the first business day of the fiscal month of Seller following the fiscal month of Seller in which such satisfaction (or waiver) occurs (excluding in each case those conditions intended to be satisfied at the Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time) (provided that the Closing shall not occur prior to July 29, 2017), or on such other date as the parties hereto may agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to occur and be effective at 12:01 A.M., local time, on the Closing Date. The parties hereto specifically acknowledge that time is of the essence because Seller’s intention to exit the Business is or will become known to its employees, customers, suppliers and others having dealings with Seller. The parties hereto further agree to cooperate in good faith to determine whether the Closing Date may occur on the first day, rather than the first business day, of the relevant fiscal month of Seller.

SECTION 2.02. Transferred Assets and Transferred Equity Interests/Excluded Assets; Assumed/Excluded Liabilities.

(a) Transferred Assets and Transferred Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will, and will cause the relevant Asset Selling Affiliates to, in accordance with Exhibit L (the “Closing Structure”), sell, convey, assign, and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Assets, free and clear of all Liens other than Permitted Liens. Accordingly, Seller will, or will cause the relevant Asset Selling Affiliates to, execute and deliver at the Closing a general assignment and bill of sale substantially in the form of Exhibit B (the “General Assignment”), a general patent assignment substantially in the form of Exhibit C (the “Patent Assignment”) and a general trademark assignment substantially in the form of Exhibit D (the “Trademark Assignment”) and at the Closing such other instruments of conveyance, assignment and transfer as Buyer reasonably requests (the form and substance of which shall be mutually agreed between the parties), in each case to convey to Buyer all of Seller’s or each Asset Selling Affiliate’s right, title and interest in and to the applicable Transferred Assets. In addition, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will, and will cause the relevant Stock Selling Affiliates to, in accordance with the Closing Structure, sell, convey, assign, and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Equity Interests (and will indirectly acquire and accept by means of such purchase acquisition and acceptance, the Transferred Equity Interests in any Transferred Company that is a subsidiary of another Transferred Company), free and clear of all Liens. Accordingly, Seller will, or will cause the relevant Stock Selling Affiliates to, deliver at the Closing stock certificates representing the Transferred Equity Interests, together with a stock power endorsed in blank, to the extent that such Transferred Equity Interests are in certificated form, and to the extent such Transferred Equity Interests are not in certificated form, other evidence of assignment.

(b) Excluded Assets. Anything to the contrary herein notwithstanding, Buyer is not purchasing, pursuant to this Agreement or any of the Transactions, Seller’s (or any of its Affiliates’) right, title or interest in any asset that is not a Transferred Asset or Transferred Equity Interest. Specifically, Seller’s (and any of its Affiliates’) right, title or interest in any Excluded Asset is not being conveyed to Buyer.

(c) Assumed Liabilities. At the Closing, Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge when due the Assumed Liabilities. After the Closing, Buyer shall pay all Assumed Liabilities as and when such liabilities become due. Buyer will execute and deliver to Seller at the Closing an assumption agreement in the form of Exhibit E (the “Assumption Agreement”) and such other agreements and instruments as Seller reasonably requests (the form and substance of which shall be mutually agreed between the parties), whereby Buyer agrees to assume and undertakes to pay, perform and discharge as and when due, the Assumed Liabilities. For the avoidance of doubt, at the Closing, by means of the acquisition (directly or indirectly) of the Transferred Equity Interests and not by means of a direct assumption of such liabilities by Buyer, Buyer shall be responsible for the liabilities of the Transferred Companies that would otherwise constitute Assumed Liabilities pursuant to Annex 2.02(c) (as more specifically set forth in Section 6.07).

(d) Excluded Liabilities. Anything to the contrary herein notwithstanding, neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, pursuant to this Agreement or any of the Transactions, any Excluded Liability. Seller and its Affiliates will remain liable to pay, perform and discharge when due, all Excluded Liabilities. For the avoidance of doubt, at the Closing, the acquisition (directly or indirectly) of the Transferred Equity Interests shall not result in the assumption by Buyer of the liabilities and obligations of the Transferred Companies that would otherwise constitute Excluded Liabilities pursuant to Annex 2.02(d) (as more specifically set forth in Section 6.07).

(e) Country Transfer Agreements. To the extent required by applicable Law or as deemed necessary by either of the parties hereto, the transfer of each Country Unit will be effected pursuant to a short-form agreement or one or more instruments of transfer, such as a bill of sale, share transfer agreement, business transfer agreement, real estate transfer agreement or other asset assignment document, which agreement shall be prepared by Seller and shall be on terms mutually agreed between the parties hereto and consistent with and as close as reasonably possible to the applicable terms of this Agreement (each, a “Country Transfer Agreement”). The parties shall enter into the Country Transfer Agreements as soon as reasonably practicable after the date hereof and not later than the Closing.

(f) Designation of Affiliates. To the extent that any of the Transferred Assets or Transferred Equity Interests are under the control of any of Seller’s Affiliates, Seller shall cause its Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer and its Affiliates of such Transferred Assets or Transferred Equity Interests under terms and conditions which are consistent with and subject to the terms of this Agreement. Prior to, and in any event at least thirty (30) days in advance of, the Closing, Buyer may designate, with the consent of Seller (which consent shall not be unreasonably withheld), one or more Affiliates to, at the Closing, (i) acquire all or part of the Transferred Assets or Transferred Equity Interests, (ii) assume all or part of the Assumed Liabilities or (iii) pay a designated portion of the Purchase Price pursuant to Section 2.03, in each case related to the applicable Country Unit, as the case may be, in which event all references herein to Buyer will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of Buyer under this Agreement to the extent not performed by such Affiliates.

(g) Transferred Assets Subject to Third-Party Consent. With respect to each Product, the parties shall use reasonable best efforts to ensure that, effective as of the Closing or as soon as reasonably practicable thereafter, either (A) (1) the Product Registrations that constitute Transferred Assets shall have transferred to, or shall have been approved in writing by the applicable Governmental Entity for transfer to, Buyer or its designee or (2) Buyer shall have obtained a Product Registration (including any re-registrations) that enables Buyer or its designee to manufacture, distribute and market such Product in each applicable jurisdiction, or (B) Buyer or its designee otherwise shall have either (1) acceded to Seller’s or its Affiliate’s rights in respect of manufacturing, distributing and marketing such Products under such Product Registrations, including by Seller or an Affiliate of Seller designating Buyer or its designee as an authorized agent with respect to such Products, or (2) been designated as a manufacturing, sales or distribution agent with respect to the Products under such Product Registrations, in the case of this clause (B), pursuant to reasonable, lawful and customary arrangements to effectuate the foregoing (the time at which any of the foregoing occurs with respect to a Product Registration (or, if earlier, the expiration of such Product Registration in accordance with its terms), the “Product Registration Transfer Time”). If the Product Registration Transfer Time shall not have occurred on the Closing Date with respect to any such Product Registration, until such Product Registration Transfer Time with respect to such Product Registration, (X) the parties will continue to use reasonable best efforts to ensure that the Product Registration Transfer Time with respect to such Product occurs as soon as reasonably practicable after the Closing, (Y) Seller shall, and shall cause its subsidiaries to, consent to Buyer’s and its Affiliates’ use of such Product Registration for the continued operation of the Business with respect to such Product after the Closing, and (Z) if requested by Buyer, Seller shall, and shall cause its subsidiaries to, provide Buyer, to the fullest extent possible, pursuant to an arrangement reasonably satisfactory to Seller and Buyer, the exclusive net benefit of such Product Registration (including, to the extent not able to be conducted by Buyer and its Affiliates after the Closing as result of the failure of the Product Registration Transfer Time to occur, by Seller and its subsidiaries continuing to conduct the Business with respect to such Product in substantially the same manner and with substantially the same level of efforts and resources as conducted by Seller and its subsidiaries prior to the Closing) by passing through all revenues received by Seller and its subsidiaries with respect to the Products under such Product Registration from the Closing Date through such Product Registration Transfer Time, less only such amount of costs and expenses (including Taxes) as Seller and its Affiliates incur or become liable for in connection with any such arrangements with respect to such Products (other than any such costs and expenses that are duplicative of documented costs and expenses actually incurred by Buyer and its Affiliates in connection the conduct of the Business with respect to such Products). The parties agree they will cooperate to minimize the costs and expenses incurred in connection with the foregoing arrangements, including by using commercially reasonable efforts to avoid duplicative or incremental costs and expenses. Furthermore, the parties agree that Seller and its Affiliates shall be permitted to utilize their respective ordinary course transfer pricing in connection with the foregoing arrangements, including in connection with any sale of Products from Seller or its Affiliates to Buyer or its Affiliates. In the case of the occurrence of the Product Registration Transfer Time under clause (B) of the definition thereof with respect to any Product Registration, (x) unless the parties agree otherwise, the arrangements contemplated by such clause (B) with respect to a Product shall terminate reasonably promptly upon the occurrence of any of the events contemplated by clause (A) of the definition of Product Registration Transfer Time and (y) unless Buyer requests otherwise, the parties will continue to use reasonable best efforts to ensure that one of the events contemplated by clause (A) of the definition of Product Registration Transfer Time occurs with respect to such Product Registration as soon as reasonably practicable after the Closing. In addition to the foregoing, to the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer (or one of its Affiliates) of any Transferred Asset is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals (including Anti-Trust Approvals), consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery thereof. From the date hereof until eighteen (18) months after the Closing Date, the parties shall use their respective reasonable best efforts to cooperate with each other to obtain promptly such authorizations, approvals, consents or waivers and to give any notices required for the transfer of such Transferred Asset and to obtain from third parties an approval or consent to establish a new contract with Buyer or its designated Affiliate with respect to the portion of any Commingled Contract related to the Business, pursuant to which Buyer or its designated Affiliate will have access to the rights and benefits of such Commingled Contract with respect to the Business on substantially the same terms and conditions provided to Seller and its Affiliates prior to the Closing, or to assign such portion to Buyer or its designated Affiliate; provided, however, that Seller shall not be required to pay any consideration (other than customary filing and application fees typically paid by a seller or transferee) or make any concession therefor. If such authorization, approval, consent or waiver is obtained, Seller shall promptly assign, transfer, convey or deliver any such Transferred Asset or, if applicable, that portion of any Commingled Contract, as the case may be, to Buyer or its designee pursuant to Section 2.02(f) at no additional cost. Pending the earlier of obtaining such authorization, approval, consent or waiver or the expiration of such eighteen-month (18 month) period, insofar as reasonably practicable and to the extent permitted by applicable Law, Seller shall hold such Transferred Assets for the benefit of Buyer and shall operate such Transferred Assets in a manner to place Buyer in a substantially similar position as if such Transferred Assets had been sold, conveyed, assigned and transferred. Buyer shall use its reasonable best efforts to cooperate with Seller in connection with any actions taken by Seller pursuant to this Section 2.02(g). Buyer further agrees that, if Seller shall have complied with its obligations under this Agreement with respect to using reasonable best efforts to obtain such authorization, approval, consent or waiver, Seller shall not be in breach of this Agreement solely as a result of the failure to obtain any such authorization, approval, consent or waiver.

(h) Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.02, it shall be Buyer’s responsibility (i) to prepare the applicable country patent assignments and trademark assignments in respect of the Transferred IP and to record such assignments following execution thereof by Seller (or its applicable Affiliate), (ii) to apply for its own marketing authorizations for the Products to the relevant regulatory authorities where it is not within the power of Seller to cause, by giving notice to the applicable regulatory authority or otherwise, the transfer directly to Buyer of the existing marketing authorizations that are Transferred Assets and (iii) to bear the fees and other costs in accordance with Section 2.06(d). Seller shall, and shall cause its Affiliates to, provide all reasonable assistance to Buyer in connection with the foregoing at Buyer’s expense to the extent Seller or its Affiliates incurs third-party costs related thereto.

(i) Certain European Interests. The parties acknowledge that, pursuant to applicable Law, the relevant Employee Representatives of the entities set forth on Schedule 2.02(i)(A) to the Disclosure Letter (the “French Entity”) and Schedule 2.02(i)(B) to the Disclosure Letter (the “Dutch Entity”) will have to be informed and consulted in advance of any final decisions being taken by the French Entity and Dutch Entity (as applicable, the “Consultation Process”) with respect to the proposed purchase and sale of any Transferred Assets located in France (such proposed Transferred Assets, collectively, the “French Assets”), and the Netherlands (such proposed Transferred Assets, collectively, the “Dutch Assets”), respectively.

(1) Notwithstanding anything to the contrary contained in this Agreement, unless and until Seller has executed and delivered to Buyer the French Acceptance Notice (which shall not occur until the end of the Consultation Process in France, i.e., until the applicable works council of the French Entity has rendered a clear opinion in writing or until the French Entity reasonably concludes that, as a matter of French Law, the applicable works council of the French Entity is deemed to have been consulted and to have rendered a negative opinion, in accordance with the provisions of French Law), (a) the provisions of this Article II shall not be effective with respect to the French Assets, (b) for the purpose of this Article II, the French Assets shall not be considered Transferred Assets, and (c) the Purchase Price shall be reduced by the French Purchase Price. On the terms and conditions set forth in the Offer Letter attached as Exhibit F-1 hereto (the “French Offer Letter”), including the price specified therein (the “French Purchase Price”), Buyer has irrevocably offered to acquire, or to cause its applicable Affiliates to acquire, the French Assets and to have the provisions of this Article II apply to such French Assets following the acceptance by Seller of Buyer’s irrevocable offer as set out in the French Offer Letter (as may be amended by express agreement between the parties in the event that points arise during the Consultation Process, as set forth in the French Offer Letter). It is understood that in entering into this Agreement, Seller is not in any regard bound to accept Buyer’s irrevocable offer as set out in the French Offer Letter. Upon delivery to Buyer of the executed French Acceptance Notice attached as Schedule 2 to the French Offer Letter (the “French Acceptance Notice”), this Article II shall be effective with respect to the French Assets and the French Assets shall be included in the Transferred Assets, as though, in each case, they had always been so included, and the Purchase Price shall no longer be reduced by the French Purchase Price. It is understood that the Purchase Price assumes delivery of the French Acceptance Notice and therefore already includes the French Purchase Price.

(2) Notwithstanding anything to the contrary contained in this Agreement, unless and until Seller has executed and delivered to Buyer the Dutch Acceptance Notice (which shall not occur until the end of the Consultation Process in the Netherlands, i.e., until the applicable works council of the Dutch Entity has rendered an opinion in writing or until the Dutch Entity reasonably concludes that, as a matter of Dutch Law, the applicable works council of the Dutch Entity has sufficiently been able to render an opinion, in accordance with the provisions of Dutch Law), (a) the provisions of this Article II shall not be effective with respect to the Dutch Assets, (b) for the purpose of this Article II, the Dutch Assets shall not be considered Transferred Assets, and (c) the Purchase Price shall be reduced by the Dutch Purchase Price. On the terms and conditions set forth in the Offer Letter attached as Exhibit F-2 hereto (the “Dutch Offer Letter”), including the price specified therein (the “Dutch Purchase Price”), Buyer has irrevocably offered to acquire, or to cause its applicable Affiliates to acquire, the Dutch Assets and to have the provisions of this Article II apply to such Dutch Assets following the acceptance by Seller of Buyer’s irrevocable offer as set out in the Dutch Offer Letter (as may be amended by express agreement between the parties in the event that points arise during the Consultation Process, as set forth in the Dutch Offer Letter). It is understood that in entering into this Agreement, Seller is not in any regard bound to accept Buyer’s irrevocable offer as set out in the Dutch Offer Letter. Upon delivery to Buyer of the executed Dutch Acceptance Notice attached as Schedule 2 to the Dutch Offer Letter (the “Dutch Acceptance Notice”), this Article II shall be effective with respect to the Dutch Assets and the Dutch Assets shall be included in the Transferred Assets, as though, in each case, they had always been so included, and the Purchase Price shall no longer be reduced by the Dutch Purchase Price. It is understood that the Purchase Price assumes delivery of the Dutch Acceptance Notice and therefore already includes the Dutch Purchase Price.

(j) Italian Interests. The parties acknowledge that, pursuant to applicable Law, the relevant Employee Representatives of the Selling Affiliate set forth on Schedule 2.02(j)(i) to the Disclosure Letter (the “Italian Entity”) will have to be informed and consulted in advance of any final decision being taken by the Italian Entity with respect to the contribution by the Italian Entity of the Transferred Assets owned by it, i.e. conferimento di ramo d’azienda, into the entity set forth on Schedule 2.02(j)(ii) to the Disclosure Letter (the “Italian Target”), in accordance with the union consultation procedure before the applicable Italian Entity Employee Representative pursuant to Section 47 of Italian Law n. 428/1990 (the “Italian Consultation Process”). The parties acknowledge that the proposed purchase and sale of the Transferred Equity Interests of the Italian Target is conditional upon the completion of the Italian Consultation Process (which shall be deemed satisfied when Seller delivers written notice to Buyer that such Italian Consultation Process has been completed in accordance with applicable Italian Law). For the avoidance of doubt, if the Italian Consultation Process is not completed by the Closing, then the purchase and sale of the Transferred Equity Interests of the Italian Target shall be treated in the manner that other Transferred Assets are treated in Section 2.02(g). Notwithstanding the foregoing, all items taken into account in the Purchase Price adjustment in accordance with Section 2.04 shall not be adjusted to reflect the exclusion of the assets of the Italian Target at the Closing but shall be reflected as if the transfer of the Italian Target shall have occurred at the Closing.

SECTION 2.03. Purchase Price. (a) Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall (or shall cause one or more of its Affiliates as Buyer may designate pursuant to Section 2.02(f) to) pay or cause to be paid to Seller (or one or more of its Affiliates as Seller may designate), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two (2) business days prior to the Closing Date, cash in U.S. dollars (subject to Section 2.03(b)) in an amount exclusive of any Transfer Taxes equal to the Purchase Price.

(b) If requested by Seller, Buyer shall pay the portion of the Purchase Price applicable to the Country Units identified on Schedule 2.03(b) to the Disclosure Letter in the applicable Foreign Currency set forth on such Schedule. The conversion rate from U.S. dollars to the applicable Foreign Currency shall be the closing rate provided by Bloomberg at 5:00 a.m. New York City time three (3) business days prior to the Closing Date; provided, however, that if applicable Law in a Country Unit identified on Schedule 2.03(b) to the Disclosure Letter requires that the applicable portion of the Purchase Price be paid by a legal entity organized under the laws of such Country Unit, and Buyer reasonably requires more than two (2) business days to convert U.S. dollars into the applicable Foreign Currency and thereafter transfer such funds to one of its Affiliates so organized, then Buyer and Seller shall negotiate in good faith to agree on an alternative conversion mechanism that will allow Buyer to pay the applicable portion of the Purchase Price on the Closing Date in accordance with applicable Law. Schedule 2.03(b) to the Disclosure Letter sets forth Seller’s good-faith estimate as of the date of this Agreement of the portion of the Purchase Price to be allocated to each Country Unit identified therein for payment in a Foreign Currency.

(c) At least three (3) business days prior to the anticipated Closing Date, Seller shall cause to be prepared and delivered to Buyer a statement setting forth Seller’s good-faith estimate of the Cash Amount (such estimate, the “Estimated Cash Amount”).

(d) The “Purchase Price” shall be equal to the sum of (i) six billion fifty-nine million one hundred twenty-three thousand sixty-two dollars ($6,059,123,062) plus (ii) the Estimated Cash Amount, with such Purchase Price being increased or decreased as a result of (x) the inventory, and cash adjustments, if any, pursuant to Section 2.04, and (y) the adjustment, if any, pursuant to Section 8.02(e), and shall be allocated as described in Section 2.05.

SECTION 2.04. Purchase Price Adjustment. (a) For the purposes of clarification only, Seller is retaining all accounts payable and current liabilities (subject to clause (i)(2) of Annex 2.02(d)) and accounts receivable and current assets (other than Inventory and any Cash Amount) arising out of the operation and conduct of the Business before the Closing, and the only purchase price adjustment after the Closing with respect to changes in the working capital of the Business (but without prejudice to the adjustment in accordance with Section 8.02(e)) will be the adjustments of the Inventory and the Cash Amount pursuant to this Section 2.04.

(b) Within ninety (90) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Price Adjustment Statement”), setting forth the book value of the Inventory, prepared in accordance with the Accounting Policies, transferred to Buyer as of immediately prior to the Closing (the “Closing Inventory”) and the Cash Amount. If the book value of the Closing Inventory is greater than the Inventory Target or less than the Inventory Target by the amounts specified in Section 2.04(f) below, the Purchase Price shall be adjusted as described in Section 2.04(f) below. If the Cash Amount is greater than the Estimated Cash Amount or less than the Estimated Cash Amount, the Purchase Price shall be adjusted as described in Section 2.04(f) below.

(c) In connection with the preparation of the Price Adjustment Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in its preparation of the Price Adjustment Statement and (B) afford to

Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business to the extent relevant to the preparation of the Price Adjustment Statement (including taking and preparing physical counts of Inventory) and (ii) Seller shall, and shall cause its Affiliates to, consult with Buyer in good faith and provide Buyer, its accountants, advisors and other representatives with any reasonably requested information, data or back-up materials with respect to the calculation of the Closing Inventory and the Cash Amount. For purposes of this Section 2.04, the book value of the Inventory will be determined in a manner consistent with the relevant accounting policies and methodologies used in the preparation of the Financial Information (including any applicable accounting reserves or adjustments) (the “Accounting Policies”).

(d) The Price Adjustment Statement shall become final and binding upon the parties on the forty-fifth (45th) day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (the “Notice of Disagreement”) to Seller prior to such date. The Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted. If a timely Notice of Disagreement is received by Seller, then the Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any matters in dispute are resolved by an accounting firm (in accordance with the procedure set forth in this Section 2.04) selected by Seller and Buyer or, if the parties are unable to agree, an independent accounting firm selected by Seller’s and Buyer’s independent accounting firms (such firm, the “Accounting Firm”).

(e) Buyer and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 11.12 shall not apply to any dispute described in this Section 2.04. During the thirty-(30) day period immediately following the delivery of the Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty- (30) day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters which remain in dispute and which were included in the Notice of Disagreement, and the Accounting Firm shall make a final determination of the values set forth on the Price Adjustment Statement (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to: (i) those matters that remain in dispute and that were included in the Notice of Disagreement; (ii) whether the calculations of the Inventory and the Cash Amount were prepared in accordance with this Section 2.04, specifically, in the case of the calculation of Inventory, whether the Accounting Policies were used; and (iii) whether there were mathematical errors in the Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any other determination. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 3.06 or any other representation or warranty in this Agreement or as to compliance by Seller, Buyer or any of their respective Affiliates with any of the covenants in this Agreement (other than this Section 2.04). The Price Adjustment Statement shall become final and binding on Buyer and Seller on the date the Accounting Firm delivers the final Price Adjustment Statement to the parties. The fees and expenses of the Accounting Firm pursuant to this Section 2.04 shall be borne one-half each by Buyer and Seller.

(f) If the Price Adjustment Statement discloses that the book value of the Closing Inventory is one hundred five percent (105%) or more of the Inventory Target, then the amount by which the book value of the Closing Inventory exceeds the Inventory Target shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the book value of the Closing Inventory is ninety-five percent (95%) or less of the Inventory Target, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount by which the book value of the Closing Inventory is less than the Inventory Target. If the Price Adjustment Statement discloses that the book value of the Closing Inventory is greater than ninety-five percent (95%), but less than one hundred five percent (105%), of the Inventory Target, then there shall be no adjustment to the Purchase Price in respect of the Closing Inventory. If the Price Adjustment Statement discloses that the Cash Amount exceeds the Estimated Cash Amount, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the Cash Amount is less than the Estimated Cash Amount, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit.

(g) No payment pursuant to Section 2.04(f) need be made by either party until the date that is fifteen (15) business days after the determination of the final Price Adjustment Statement (the “Purchase Price Adjustment Due Date”); provided that, on or before the Purchase Price Adjustment Due Date, (i) Buyer (or one or more of its Affiliates as may be designated by Buyer) shall pay or cause to be paid to Seller (or one or more of the Selling Affiliates as may be designated by Seller), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two (2) business days prior to the Purchase Price Adjustment Due Date, cash in U.S. dollars in an amount equal to the positive Purchase Price adjustment under Section 2.04(f), if any, or (ii) Seller (or one or more of its Affiliates as may be designated by Seller) shall pay or cause to be paid to Buyer (or one or more of its Affiliates as may be designated by Buyer), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Buyer at least two (2) business days prior to the Purchase Price Adjustment Due Date, cash in U.S. dollars in an amount equal to the negative Purchase Price adjustment under Section 2.04(f).

SECTION 2.05. Allocation of Purchase Price.

(a) Within thirty (30) calendar days after the date of this Agreement, Buyer shall deliver a reasonable draft of the allocation of the Purchase Price and Assumed Liabilities among the Transferred Assets and Transferred Equity Interests (and among the assets held by any Transferred Company disregarded as separate from its owner for U.S. federal income Tax purposes) in a manner that incorporates, reflects and is consistent with Exhibit M attached hereto (the “Allocation Method”) on a country-by-country basis (the “Initial Allocation”) to Seller (the “Proposed Initial Allocation”). Except as provided in this subparagraph (a) and subparagraph (c) of this Section 2.05, at the close of business on the thirtieth (30th) calendar day after delivery of the Proposed Initial Allocation, the Proposed Initial Allocation shall become binding upon Buyer and Seller, shall be set forth on Schedule 2.05(a) to the Disclosure Letter (the “Initial Allocation Schedule”), and shall be the Initial Allocation. Seller shall raise any objection (so long as such objection is reasonable) to the Proposed Initial Allocation in writing within thirty (30) calendar days of the delivery of the Proposed Initial Allocation. Buyer and Seller shall negotiate in good faith to resolve any differences within thirty (30) calendar days after delivery of Seller’s objection. If Buyer and Seller reach written agreement amending the Proposed Initial Allocation within such thirty (30) calendar day period, the Proposed Initial Allocation, as so amended, shall become binding upon Buyer and Seller, shall be set forth in the Initial Allocation Schedule, and shall be the Initial Allocation.

(b) Within sixty (60) calendar days after the Closing Date, Buyer shall deliver a reasonable draft of the allocation of the Purchase Price and Assumed Liabilities among each of the Transferred Assets and Transferred Equity Interests (and among the assets held by any Transferred Company disregarded as separate from its owner for U.S. federal income Tax purposes) in a manner that incorporates, reflects and is consistent with the Allocation Method, the Initial Allocation, and Sections 1060 and 338 of the Code (the “Allocation”) to Seller (the “Proposed Allocation”). Except as provided in this subparagraph (b) and subparagraph (c) of this Section 2.05, at the close of business on the thirtieth (30th) calendar day after delivery of the Proposed Allocation, the Proposed Allocation shall become binding upon Buyer and Seller, shall be set forth on Schedule 2.05(b) to the Disclosure Letter (the “Allocation Schedule”), and shall be the Allocation.

(c) Seller shall raise any objection (so long as such objection is reasonable) to the Proposed Allocation in writing within thirty (30) calendar days of the delivery of the Proposed Allocation. Buyer and Seller shall negotiate in good faith to resolve any differences within thirty (30) calendar days after delivery of Seller’s objection. If Buyer and Seller reach written agreement amending the Proposed Allocation within such thirty (30) calendar day period, the Proposed Allocation, as so amended, shall become binding upon Buyer and Seller, shall be set forth in the Allocation Schedule, and shall be the Allocation.

(d) Buyer and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 11.12 shall not apply to any dispute described in this Section 2.05. If Buyer and Seller cannot agree on the Initial Allocation or the Allocation within thirty (30) calendar days after delivery of Seller’s objection, then all remaining disputed items shall be submitted for resolution by an independent appraisal firm mutually selected by Buyer and Seller. Buyer and Seller shall each request that the independent appraisal firm make a final determination as to the disputed items, in a manner that is consistent with the Allocation Method, within thirty (30) calendar days after such submission. The Proposed Initial Allocation or the Proposed Allocation, as applicable, shall be amended in accordance with the findings of such independent appraisal firm, and the Proposed Initial Allocation or the Proposed Allocation, as applicable and as so amended, shall become binding upon Buyer and Seller, shall be set forth in the Initial Allocation Schedule or the Allocation Schedule, and shall be the Initial Allocation or the Allocation, as applicable. The fees, costs and expenses of the independent appraisal firm shall be borne equally by Buyer and Seller.

(e) The Allocation shall be amended to reflect any adjustments (including those described in Section 2.04) to the Purchase Price under this Agreement in a manner consistent with the Allocation Method. If, after all adjustments to the Allocation are made, the Allocation with respect to the Closing Inventory of any Selling Affiliate, when expressed in the relevant local currency at the Exchange Rate used to determine the Closing Inventory, is different from the local currency net book value recorded on the statutory books for the Closing Inventory of such Selling Affiliate as of the Closing Date, then the Allocation with respect to the Closing Inventory of such Selling Affiliate shall be adjusted so that it is equal to such local currency net book value, and the parties will agree to a corresponding upward or downward adjustment (as appropriate) elsewhere in the Allocation, in a manner consistent with the Allocation Method.

(f) Each of Seller, Buyer and their respective Affiliates shall prepare and file its Tax Returns (including Internal Revenue Service Form 8594) on a basis consistent with the Allocation and, except as otherwise required by Law (as mutually agreed to by Buyer and Seller (and each party shall reasonably endeavor to reach such mutual agreement)), shall take no position inconsistent with the Allocation on any Tax Return or in any proceeding before any Taxing Authority or otherwise. If Seller and Buyer are unable to mutually agree that an item or action is required by applicable Law, such disagreement shall be referred to the Accounting Firm promptly for review and resolution (in accordance with the procedure set forth in Section 2.04). In the event that the Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and both Seller and Buyer agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding.

(g) In the event that the Allocation has not become final pursuant to this Section 2.05 by the Closing:

(i) The allocated purchase prices included in the Proposed Allocation shall be used for the purpose of (A) including allocated purchase prices in the Country Transfer Agreements for each applicable Country Unit and (B) determining the amount of any payments made on the Closing Date to the applicable Selling Affiliate with respect to such Country Unit. The inclusion of such allocated purchase prices shall not be deemed to waive, amend or otherwise alter any of the rights or obligations of the parties set forth in this Section 2.05 and shall not be used for any purpose in resolving, or result in any prejudice with respect to, any dispute with respect to the Proposed Allocation or the Allocation.

(ii) To the extent that the amounts paid to any Selling Affiliate on the Closing Date are not equal to the portion of the Purchase Price allocated to such Selling Affiliate in the Allocation (with respect to any Selling Affiliate, the “Allocated Purchase Price”), the parties shall and shall cause their respective Affiliates to take all necessary actions to refund, repay and redistribute as promptly as reasonably practicable any amounts paid to any Selling Affiliate in excess of such Selling Affiliate’s Allocated Purchase Price, such that, after giving effect to any such refunds, repayments and redistributions, the amounts received by each Selling Affiliate shall be equal to such Selling Affiliate’s Allocated Purchase Price.

SECTION 2.06. Transfer Taxes; VAT.

(a) All Transfer Taxes arising from, or relating to, the Internal Restructuring Steps shall be borne and paid by Seller when due in compliance with applicable Transfer Tax Laws;

provided, however, that if Buyer is required by applicable Law to pay any such Transfer Taxes, then Buyer shall pay such Transfer Taxes, and Seller shall, subject to receipt of reasonably satisfactory evidence of Buyer’s payment thereof, promptly reimburse Buyer for such Transfer Taxes, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.

(b) All other Transfer Taxes imposed on the transfer of the Transferred Equity Interests and the Transferred Assets to Buyer and assumption of the Assumed Liabilities by Buyer shall be borne and paid solely by Buyer when due in compliance with applicable Transfer Tax Laws; provided, however, that if Seller is required by applicable Law to pay any such Transfer Taxes, then Seller shall pay such Transfer Taxes, and Buyer shall, subject to receipt of reasonably satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller for such Transfer Taxes, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.

(c) The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(d) The amount of any payment for a supply of goods or for services or the value of any supply made or deemed to be made by Seller, any Affiliate of Seller or a Transferred Company pursuant to this Agreement or pursuant to any other agreement that is intended to effect the transfer of assets or Liabilities pursuant to this Agreement (including any assignment and bill of sale, assumption agreement, real estate deed, or other instrument of conveyance) shall be exclusive of any VAT properly chargeable on the supply, and, upon receipt of a valid invoice (or other valid and customary documentation, if any) in compliance with applicable Law and reasonably detailing the applicable VAT, the amount of such VAT shall be paid by Buyer or any Affiliate of Buyer or the recipient of such supply (in addition to any consideration for that supply), subject to the provisions of the relevant Country Transfer Agreement (for the avoidance of doubt, notwithstanding anything to the contrary in any Country Transfer Agreement, Buyer or its Affiliates shall be responsible for any such VAT). To the extent applicable, each Country Transfer Agreement shall make provision for matters relating to the VAT treatment of the business or assets transferred under that Country Transfer Agreement and cooperation in respect thereto including, without limitation, in connection with (i) the treatment of the transfer of the relevant business or assets as (x) a transfer of a going concern, including the transfer of a totality of assets or parts thereof, within the meaning of applicable VAT Laws, directives and regulations or (y) neither a supply of goods nor services for the purposes of applicable VAT Law, and (ii) the provision and maintenance of, and access to, relevant VAT records. The Parties shall (i) use commercially reasonable efforts in order to minimize any VAT burden and liquidity burden on the purchase and transfer of relevant business or assets pursuant to this Agreement and (ii) if and to the extent there is a reasonable basis for the position that the transfer qualifies as a VAT-free transfer (i.e., a transfer outside the scope of VAT, not subject to VAT, exempt from VAT or otherwise relieved from VAT) of a business or assets under applicable VAT Law, treat the purchase and transfer of relevant business or assets as such VAT-free transfer and in particular (i) prepare and file their Tax Returns, and (ii) issue their invoices, in compliance with such treatment.

(e) Subject to Section 2.06(d), Seller shall indemnify and hold Buyer and its Affiliates harmless against any VAT Liabilities resulting from input VAT corrections pursuant to sec. 15a of the German VAT Act (Umsatzsteuergesetz) or similar provisions in other jurisdictions to the extent they relate to input VAT claimed by Seller or any of its Affiliates prior to or on the Closing Date, but only if the detrimental act giving rise to such VAT Liability resulting from input VAT corrections pursuant to sec. 15a of the German VAT Act occurred prior to or on the Closing Date.

SECTION 2.07. Withholding Taxes. Notwithstanding any provisions contained herein to the contrary, Buyer shall be permitted and entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement and any other Transaction Document such amounts as are required to be deducted and withheld under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Within fifteen (15) days of the expected Closing Date, Buyer shall deliver a schedule of expected withholding amounts to Seller. Furthermore, Buyer and Seller shall reasonably cooperate with each other to reduce the amount of withholding Taxes imposed on the payment of any amount to any Person pursuant to this Agreement and any other Transaction Document to the extent permitted by applicable Law, including by reasonably cooperating in order to execute and file any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes.

SECTION 2.08. Delivery by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously), the following:

(a) the officer’s certificate referred to in Section 5.01(c);

(b) the secretary’s certificate referred to in Section 5.01(d);

(c) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(d) stock certificates representing the Transferred Equity Interests, together with a stock power endorsed in blank, to the extent such Transferred Equity Interests are in certificated form, and, to the extent such Transferred Equity Interests are not in certificated form, other evidence of assignment;

(e) unless otherwise requested by Buyer, resignation letters from the directors and officers of the Transferred Companies;

(f) duly executed counterparts of any Country Transfer Agreement;

(g) a duly executed General Assignment, Patent Assignment and Trademark Assignment as contemplated by Section 2.02(a);

(h) (x) with respect to Seller or any Selling Affiliate that is not a U.S. Person and is transferring Transferred Equity Interests of a Transferred Company treated as a U.S. corporation, a duly executed certificate substantially in the form of Exhibit J-1, and (y) with respect to any Selling Affiliate that is a U.S. Person, a duly executed certificate of non-foreign status, substantially in the form of Exhibit J-2;

(i) with respect to the Owned Real Property set forth on Schedule 2.08(i), a warranty deed, or comparable instrument of transfer and assignment, duly executed by each Affiliate of Seller named as a party thereto; and

(j) with respect to the Transferred Real Property Leases set forth on Schedule 2.08(j), a lease assignment and assumption agreement for such lease, in substantially the form attached hereto as Exhibit K or in such other form as may be agreed by the parties (the “Lease Assignment and Assumption Agreement”), duly executed by each Affiliate of Seller named as a party thereto.

SECTION 2.09. Delivery by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller or, as designated by Seller, one or more of Seller’s Affiliates (unless previously delivered), the following:

(a) the Purchase Price in the manner set forth in Section 2.03;

(b) the officer’s certificate referred to in Section 5.02(c);

(c) the secretary’s certificate referred to in Section 5.02(d);

(d) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(e) duly executed counterparts of any Country Transfer Agreement;

(f) a duly executed Assumption Agreement as contemplated by Section 2.02(c);

(g) a counterpart of each Lease Assignment and Assumption Agreement, duly executed by each Affiliate of Buyer named as a party thereto; and

(h) cash payment equal to the amount set forth on Schedule 2.09(h) to the Disclosure Letter by wire transfer in immediately available funds to one or more bank accounts designated in writing by Seller at least two (2) business days prior to the Closing Date, which payment is to be made in respect of integration and other information technology costs and expenses incurred or to be incurred by Seller and its Affiliation in connection with the transactions contemplated hereby.

ARTICLE III

Representations and Warranties of Seller

Buyer acknowledges and agrees that the Transferred Assets are sold “as is, where is” and Buyer agrees to accept the Transferred Assets on the Closing Date in the condition they are in at the place they are located on such Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by, on behalf of or imputed to Seller, other than the representations and warranties of Seller expressly set forth in this Agreement. BUYER AGREES THAT THE REPRESENTATIONS AND WARRANTIES GIVEN HEREIN BY SELLER ARE IN LIEU OF, AND BUYER HEREBY EXPRESSLY WAIVES ALL RIGHTS TO, ANY IMPLIED WARRANTIES THAT MAY OTHERWISE BE APPLICABLE BECAUSE OF THE PROVISIONS OF THE UNIFORM COMMERCIAL CODE OR ANY OTHER STATUTE, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

Subject to the foregoing and except as set forth in the Disclosure Letter, Seller represents and warrants to Buyer as follows:

SECTION 3.01. Organization and Good Standing. (a) Each of Seller, the Selling Affiliates and the Transferred Companies is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation, and has all requisite corporate power and authority to own or lease and operate its respective properties relating to the Business and to carry on the Business as now being operated and conducted. True and complete copies of the articles of incorporation and by-laws (or other charter documents) of the Transferred Companies have been made available in the Data Room.

(b) Schedule 1.01(f) to the Disclosure Letter sets forth the authorized capitalization of each of the Transferred Companies and the number of shares of each class of capital stock or other equity interests in each of the Transferred Companies, as such Schedule may be amended to reflect the Closing Structure and/or the Internal Restructuring Steps. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any of the Transferred Companies is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of any of the Transferred Companies, and no equity securities or other equity interests of any of the Transferred Companies are reserved for issuance for any purpose. Except as set forth on Schedule 3.01(b)(i) to the Disclosure Letter, none of the Transferred Companies has any subsidiaries and, except as set forth on Schedule 3.01(b)(ii) to the Disclosure Letter, none of the Transferred Companies owns any equity interests, limited liability company interests or capital stock in any other Person.

SECTION 3.02. Authority. Seller has full power and authority to execute and deliver this Agreement, the French Offer Letter and the Dutch Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Seller and each of the Selling Affiliates have, or will have at the Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) to which it is or will be a party. This Agreement, the French Offer Letter and the Dutch Offer Letter have been duly authorized by all necessary action on the part of Seller and have been duly executed and delivered by Seller and constitute valid and legally binding obligations of Seller in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) has been duly authorized by all necessary action on the part of Seller and each Selling Affiliate and has been, or will be at the Closing, duly executed and delivered by Seller and each such Selling Affiliate and constitutes or will constitute a valid and legally binding obligation of Seller and each such Selling Affiliate in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (ii) the availability of injunctive relief and other equitable remedies.

SECTION 3.03. Title to Tangible Property and Transferred Equity Interests. (a) Except as otherwise set forth on Schedule 3.03(a) to the Disclosure Letter, or as otherwise disclosed in this Agreement, Seller, a Selling Affiliate or a Transferred Company has good and valid title to all the owned tangible Transferred Assets and valid rights to all the leased tangible Transferred Assets, and has the right to transfer or assign (or cause to be transferred or assigned), where applicable in accordance with the terms of this Agreement, such title to the owned tangible Transferred Assets and such rights to the leased tangible Transferred Assets, in each case, free and clear of any Liens other than Permitted Liens. This Section 3.03(a) does not relate to Transferred Real Property or interests in Transferred Real Property, such items being the subject of Section 3.05.

(b) Seller, a Selling Affiliate or a Transferred Company has good and valid title to the Transferred Equity Interests and any certificates representing such Transferred Equity Interests, free and clear of any Liens and is the record and the beneficial owner of all shares of Transferred Equity Interests. The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable.

SECTION 3.04. Assets of the Business. The Transferred Assets, together with (a) the Shared Services, (b) the services and licenses to be provided by the Selling Affiliates to Buyer and its Affiliates pursuant to the Ancillary Agreements and (c) the Excluded Assets identified in clauses (i)–(xiv) of Annex 2.02(b), constitute all of the assets used in the Business as it is conducted as of the date of this Agreement. Except as set forth on Schedule 3.04 to the Disclosure Letter, the Transferred Assets, together with (i) the Shared Services, (ii) the services to be provided by the Selling Affiliates to Buyer and its Affiliates pursuant to the Ancillary Agreements and (iii) the Excluded Assets identified in clauses (i)–(iv), (vi), (vii) and (xiii) of Annex 2.02(b), are sufficient in all material respects for the conduct of the Business as currently conducted.

SECTION 3.05. Transferred Real Property. (a) (i) Seller, a Selling Affiliate or a Transferred Company has good and valid title to the applicable Owned Real Property, free and clear of any Liens, other than Permitted Liens, (ii) Seller, a Selling Affiliate or a Transferred Company has a valid leasehold estate (as lessee) in all Leased Real Property as lessee or sublessee, in each case free and clear of all Liens, other than Permitted Liens, and (iii) Schedule 3.05(a) to the Disclosure Letter sets forth all leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Transferred Real Property (other than any landlord of Leased Real Property). None of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(b) Except as set forth on Schedule 3.05(b) to the Disclosure Letter and except as would not be material to the Business, (i) all improvements located on the Transferred Real Property have received all necessary approvals of Governmental Entities (including licenses and permits) required in connection with the use thereof being made as of the date of this Agreement, (ii) there are no judicial or administrative actions or proceedings pending or, to Seller’s knowledge, threatened in writing under any condemnation, environmental, zoning, eminent domain, land-use or other Law applicable to the Transferred Real Property which, if adversely decided, would interfere with the present use in the Business of the Transferred Real Property and (iii) there are no outstanding unpaid assessment notices against any of the Transferred Real Property.

(c) The Transferred Companies do not own or lease any real property other than the Transferred Real Property.

(d) This Section 3.05 does not relate to any environmental matters, such items being the subject of Section 3.14.

SECTION 3.06. Financial Information; No Undisclosed Liabilities. (a) The Financial Information provided to Buyer has been prepared from the books and records of Seller, has been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby and fairly presents in all material respects the financial condition of the Business as of April 29, 2016 and the results of operations of the Business for the fiscal year ended on April 29, 2016, except that the Financial Information does not include footnotes and other presentation items required under GAAP. As of the date of this Agreement, to the knowledge of Seller, there are no facts or circumstances that would reasonably be expected to cause the financial statements specified in Section 6.12 not to be delivered by the dates set forth in Section 6.12.

(b) There are no material liabilities included in the Assumed Liabilities, except (i) as included, reserved against or reflected in the Financial Information, (ii) as covered by the subject matter of the representations and warranties set forth in this Article III (other than this Section 3.06), (iii) as set forth on Schedule 3.06(b) to the Disclosure Letter or (iv) for those arising in the ordinary course of business consistent with past practice since April 29, 2016.

SECTION 3.07. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Seller and the Selling Affiliates, nor the consummation by Seller and the Selling Affiliates of the Transactions nor compliance by Seller and the Selling Affiliates with any of the provisions hereof or thereof shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents of Seller, the Transferred Companies or any of the Selling Affiliates; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings and (b) any consent, approval, authorization or permit required to be obtained by Buyer or filing or notification required to be made by Buyer in order to take title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby; (iii) violate in any material respect any Law applicable to Seller, the Selling Affiliates, the Transferred Companies or the Transferred Assets; (iv) result in any material violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, material modification or acceleration of any material obligation under any of the terms, conditions or provisions of any Material Transferred Contract or Material Distribution Contract or (v) result in the creation of any material Lien (other than Permitted Liens) upon any of the Transferred Assets, except, in the case of the foregoing clause (ii), where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected, individually or in the aggregate, to adversely affect, in any material respect, the ability of Seller or any of the Selling Affiliates to perform their obligations under this Agreement or consummate the Transactions.

SECTION 3.08. Compliance with Laws; Licenses and Permits. (a) Seller’s and its Affiliates’ conduct of the Business and ownership and use of the Transferred Assets are, and since January 1, 2015, have been, in material compliance with all applicable Laws. Seller (or one of its Affiliates) has all material permits, approvals, registrations, licenses, grants, authorizations, exemptions, orders and consents with respect to the Business as it is now being conducted, each of which is valid and in full force and effect.

(b) This Section 3.08 does not relate to labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.12, 3.13 and 3.14, respectively. This Section 3.08 also does not relate to product registrations, product recalls or product defect matters or Taxes, such items being the subject of Section 3.17 and 3.18, respectively.

SECTION 3.09. Transferred Contracts and Material Contracts. (a) Schedule 3.09(a)(i) to the Disclosure Letter sets forth all of the Material Transferred Contracts, Schedule 3.09(a)(ii) to the Disclosure Letter sets forth all of the Material Distribution Contracts and Schedule 3.09(a)(iii) to the Disclosure Letter sets forth all of the Material Commingled Contracts, in each case, as of the date of this Agreement.

(b) “Material Transferred Contracts” means (other than the Transferred IP Licenses and Collective Bargaining Agreements) each Transferred Contract:

(i) the performance of which is reasonably expected to involve annual payments on the part of Seller, any Selling Affiliate or any Transferred Company, or pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of three million dollars ($3,000,000) (excluding sales orders and purchase orders issued in the ordinary course of business);

(ii) with respect to a joint venture, partnership or other similar agreement;

(iii) which (A) limits or purports to limit the ability of Seller, any Selling Affiliate or any Transferred Company to compete in any line of business or with any Person or in any geographic area or during any period of time or (B) contains exclusivity obligations or restrictions binding on Seller, any Selling Affiliate or any Transferred Company or that would be binding on Buyer or any of its Affiliates (including the Transferred Companies) after the Closing, other than, in the case of each of clauses (A) and (B), customary exclusive distribution agreements for the Products entered into in the ordinary course of business consistent with past practice;

(iv) that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business;

(v) that grants a Lien (other than a Permitted Lien) on any material Transferred Asset (other than a Lien that will be released as of the Closing Date);

(vi) that is a Transferred Real Property Lease;

(vii) that provides for the sale of any material Transferred Asset (other than sales of Inventory in the ordinary course of business) or the grant of any preferential rights (including most favored nation pricing provisions, a right of first offer or first refusal or any option) to purchase any material Transferred Asset, which Contract is valued at an amount in excess of seven hundred fifty thousand dollars ($750,000);

(viii) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller or any Selling Affiliate or (B) Seller or any Selling Affiliate has guaranteed any liabilities or obligations of any other Person;

(ix) that is (A) a settlement or similar Contract with any Governmental Entity or (B) an order or consent of any Governmental Entity to which Seller, any Selling Affiliate or any Transferred Company is subject, involving material performance by Seller, such Selling Affiliate or such Transferred Company after the date of this Agreement; or

(x) that provides for the manufacture of Products (or any part thereof) or the supply of raw materials or other components used in the manufacture of Products (or any part thereof), in each case excluding any sales orders and purchase orders in the ordinary course of business and any Contracts entered into in the ordinary course of business involving less than three million dollars ($3,000,000) of annual revenue, for Seller, any Selling Affiliate or any Transferred Company.

(c) Except as set forth on Schedule 3.09(c) to the Disclosure Letter, (i) subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Material Transferred Contract and Material Distribution

Contract is valid, binding and in full force and effect with respect to Seller, the relevant Selling Affiliate or the relevant Transferred Company and, to the knowledge of Seller, each other party thereto and (ii) none of Seller, the relevant Selling Affiliate or the relevant Transferred Company is, or, as of the date of this Agreement, has received written notice alleging that it is, in material default or breach under any Material Transferred Contract or Material Distribution Contract. To the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Material Transferred Contract or Material Distribution Contract is in material default thereunder. Seller has made available to Buyer a true and complete copy of each Material Transferred Contract and Material Distribution Contract (including all material modifications and amendments thereto and waivers thereunder) or form of Material Transferred Contract and Material Distribution Contract.

(d) “Material Commingled Contracts” means each Commingled Contract the performance of which is reasonably expected to involve, in each case solely with respect to the Business, annual payments on the part of Seller, any Selling Affiliate or any Transferred Company, or pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of three million dollars ($3,000,000) (excluding sales orders and purchase orders issued in the ordinary course of business).

SECTION 3.10. Intellectual Property Rights. (a) Except as set forth on Schedule 3.10(a)(i) to the Disclosure Letter, Seller, a Transferred Company or a Selling Affiliate is the sole and exclusive owner of all right, title and interest in and to the Transferred IP. Except as set forth on Schedule 3.10(a)(ii) to the Disclosure Letter, the Transferred IP contains all of the Trademarks used exclusively in the conduct of the Business, and all of the Patents and other material IP Rights under which the Business operates as conducted by Seller immediately prior to the date of this Agreement. The Patents included in the Transferred IP include all unexpired patents and pending patent applications worldwide that cover the Products, but not including any Excluded IP Rights. The Transferred IP and the Transferred IP Licenses comprise all of the IP Rights of Seller or any of its Affiliates that are necessary to operate the Business in all material respects as currently conducted.

(b) Except with respect to non-exclusive licenses granted to third parties in the ordinary course of business to the extent not material to the Business, agreements with suppliers, distributors or customers entered into in the ordinary course of business or as otherwise contemplated by this Agreement, and except for “shrink wrap,” “commercially available off the shelf software package” or “click through” licenses, Schedule 3.10(b) to the Disclosure Letter lists, as of the date of this Agreement, all of the Contracts: (i) pursuant to which Seller and its Affiliates obtained the right to use or practice rights under third-party IP Rights (excluding Copyright rights) that are used primarily in and are material to the conduct of the Business, (ii) by which Seller or any of its Affiliates has licensed or otherwise authorized a third party to use any Transferred IP, (iii) otherwise granting or restricting the right to use Transferred IP and (iv) transferring, assigning or indemnifying with respect to the Transferred IP, including, in each case, license agreements, settlement agreements and covenants not to sue (collectively, the “Licensed IP Contracts”). Subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Licensed IP Contract is valid, binding and in full force and effect with respect to Seller or the relevant Selling Affiliate and, to the knowledge of Seller, the other party thereto. Neither Seller nor the relevant Selling

Affiliate is in material default under any Licensed IP Contract and to the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Licensed IP Contract is in material default thereunder.

(c) Seller or its Affiliates have taken reasonable measures to protect the confidentiality of their respective trade secrets included in the Transferred IP. Seller or its Affiliates have used commercially reasonable efforts to maintain the secrecy of their respective confidential IP Rights currently used in the Business.

(d) Except as set forth on Schedule 3.10(d) to the Disclosure Letter, (i) to the knowledge of Seller, the Transferred Companies have not materially infringed on, and the operation of the Business as currently conducted does not materially infringe on, the IP Rights of any Person and (ii) there are no material adverse third-party actions or claims pending against Seller or any of its Affiliates by any Person in any court, arbitration or by or before any Governmental Entity, and since January 1, 2015, there have been no written third-party allegations, in any such case (A) to the effect that the operation or conduct of the Business constitutes a material infringement of the IP Rights of such Person or (B) challenging or seeking to deny or restrict in any material respect the rights of Seller or its Affiliates in the Transferred IP.

(e) Except as set forth on Schedule 3.10(e) to the Disclosure Letter, as of the date of this Agreement, there are no claims pending or, to the knowledge of Seller, threatened in writing by Seller or any of its Affiliates against any Person, nor has Seller or any of its Affiliates sent any written notice to any Person, regarding any actual or potential infringement, dilution, misappropriation or other unauthorized use in any material respect of any material Transferred IP.

(f) Except as set forth on Schedule 3.10(f) to the Disclosure Letter, Seller and its Affiliates have taken commercially reasonable measures to maintain the material Transferred IP under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). To the knowledge of Seller, none of Seller, the Transferred Companies or the Selling Affiliates are using the material Transferred IP in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Transferred IP (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material to the Business). The material Transferred IP is subsisting and, to the knowledge of Seller, valid and enforceable.

(g) No current or former employee, consultant or contractor of Seller or any of its Affiliates has any valid claim of ownership, in whole or in part, to the material Transferred IP or derivative works thereof, or has asserted in writing any such claim of ownership or right. All material Transferred IP that is owned (or purported to be owned) by Seller, any Transferred Company or any Selling Affiliate was (i) developed by employees of Seller, such Transferred Company or such Selling Affiliate within the scope of their employment; or (ii) developed by independent contractors who have irrevocably assigned the entire right, title, and interest in and to such material Transferred IP to Seller, a Transferred Company and/or a Selling Affiliate pursuant to written agreements.

SECTION 3.11. Legal Proceedings. (a) Except as set forth on Schedule 3.11(a) to the Disclosure Letter, (i) as of the date of this Agreement, there are no Business Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates with respect to which liability is reasonably anticipated to exceed four hundred fifty thousand dollars ($450,000) and (ii) as of the Closing Date, there are no material Business Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates.

(b) This Section 3.11 does not relate to intellectual property matters, labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.10, 3.12, 3.13 and 3.14, respectively. This Section 3.11 also does not relate to product registrations, product recalls or product defect matters, or Taxes, such items being the subject of Sections 3.17 and 3.18, respectively.

SECTION 3.12. Labor and Employee Matters. (a) Schedule 3.12(a) to the Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each collective bargaining, works council or other material labor union contract or labor arrangement covering any Employee of the Business, excluding any national or industry contract or arrangement (the “Collective Bargaining Agreements”). True and complete copies of all Collective Bargaining Agreements have been made available in the Data Room. As of the date of this Agreement, no other union or labor organization is currently certified or recognized and, there are no ongoing, pending (for which Seller has received notice) or, to the knowledge of Seller, threatened strikes, material work stoppages, material requests for representation, material pickets or material walkouts that involve the labor or employment relations of Seller and its Affiliates with any Employee of the Business. As of the date of this Agreement, there is no material unfair labor practice, charge or complaint ongoing, pending (for which Seller has received notice), unresolved or, to the knowledge of Seller, threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Entity relating to any Employee of the Business.

(b) With respect to the Employees of the Business, each of Seller and its Affiliates is in material compliance with the terms of the Collective Bargaining Agreements and all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to employment agreements, labor relations, employee Personal Information, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, working time, safety and health and workers compensation.

SECTION 3.13. Employee Plans. (a) Schedule 3.13(a) to the Disclosure Letter lists, as of the date of this Agreement, each material Business Employee Benefit Plan (excluding any offer letter or employment agreement required by applicable Law or any Collective Bargaining Agreement) in which any Employee of the Business is entitled to participate or to which he or she is a party and each such Business Employee Benefit Plan that is an Assumed Benefit Plan sponsored by a Transferred Company is identified with an asterisk on Schedule 3.13(a) to the Disclosure Letter.

(b) Except as set forth in Schedule 3.13(b) to the Disclosure Letter, (i) with respect to each material Business Employee Benefit Plan, true and complete copies of all plan documents (including all amendments and modifications thereof) or a summary of material terms thereof, or a form or sample of each material employment agreement (including an actual copy of any such agreement that contains material individualized terms, other than, for the avoidance of doubt, terms with respect to information covered by Section 8.01(b) or employee names or addresses) have been made available in the Data Room as of the date of this Agreement; provided that, if Buyer notifies Seller in writing that Buyer has reasonably determined that any such summary is not sufficient for Buyer to determine the material terms of any of the foregoing applicable Business Employee Benefit Plans, Seller shall use reasonable best efforts to provide to Buyer within twenty (20) days following the date Seller receives such notice a true and complete copy of the plan document or additional summaries such that Buyer can reasonably determine the material terms of such Business Employee Benefit Plan; (ii) with respect to each Assumed Benefit Plan sponsored by a Transferring Company, each writing constituting a part of such Assumed Benefit Plan, or, with respect to any such plan in a jurisdiction outside of the United States in which formal plan documents are not customary, a summary of the material terms of such plan, shall have been made available in the Data Room as of the date of this Agreement; (iii) with respect to any Assumed Benefit Plan that provides defined benefit pension or retiree medical benefits, a good faith estimate of the accumulated benefit obligation or accumulated postretirement benefit obligation of such Assumed Benefit Plan, as applicable, with respect to liabilities that, to the knowledge of Seller, may become obligations of Buyer and its Affiliates, shall have been delivered to Buyer as of the date of this Agreement; and (iv) with respect to any Assumed Benefit Plan described in the preceding clause (iii) that is funded, a good faith estimate of the value of the assets of such plan that, to the knowledge of Seller, may transfer to Buyer pursuant to Annex 2.02(a)(xii), shall have been delivered to Buyer as of the date of this Agreement.

(c) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that could be a liability of Buyer and its Affiliates following the Closing in respect of any employee benefit plan maintained or contributed to by Seller and its Affiliates and that is not an Assumed Benefit Plan.

(d) Each Assumed Benefit Plan (and each related trust, insurance contract or fund) (i) has been maintained, contributed to, funded, operated and administered in all material respects in accordance with the terms of such Assumed Benefit Plan and in accordance in all material respects with ERISA, the Code and any other applicable Law, (ii) if intended to qualify for special Tax treatment, meets in all material respects all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and as required by applicable Law. There are no material pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted in respect of Assumed Benefit Plans that could reasonably be expected to result in any material liability to any Governmental Entity, any participant in any Assumed Benefit Plan or any other party.

(e) Neither the execution of this Agreement nor the consummation of the Transactions (whether alone or together with any other events) will, subject to Buyer’s compliance with its obligations under Section 8.01, result in or cause the accelerated vesting, funding or delivery of or increase the amount of any, payment or benefit to any Employee of the Business, in each case, except for arrangements relating to the exercise by an Employee of the

Business of any rights under applicable Law (including any right to object to a mandatory transfer of employment to Buyer or any of its Affiliates and any right to reject an offer of employment from Buyer or any of its Affiliates). No amount paid or payable (whether in the form of cash, property or other benefits) by Seller in connection with the Transactions hereby (whether alone or together with any other events) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

SECTION 3.14. Environmental Matters.

(a) Seller and its Affiliates, with respect to the Business, (i) are and, since January 1, 2015, have been, in compliance in all material respects with Environmental Laws; (ii) have not received any written or, to the knowledge of Seller, oral communication from any Person alleging that Seller or any of its Affiliates is in material violation of or has any material liability arising under any Environmental Law, except to the extent the substance of any such communication has been materially resolved; (iii) have obtained, or have timely applied for, all material approvals and permits required under Environmental Laws to conduct the Business as conducted as of the date of this Agreement (“Environmental Permits”); (iv) are, and, since January 1, 2015, have been, in material compliance with all terms and conditions of such Environmental Permits; (v) to the knowledge of Seller, have not Released any Hazardous Materials at any Transferred Real Property that require material remediation under any Environmental Law; and (vi) are not subject to any pending or, to the knowledge of Seller, threatened, material Environmental Claim against Seller, its Affiliates or any Person whose liability Seller has retained or assumed either contractually or by operation of Law.

(b) To the knowledge of Seller, none of the following are present at any of the Transferred Real Property in a manner or to an extent that would result in a material liability under Environmental Law: (i) underground storage tanks containing, or landfills used for the disposal of, Hazardous Materials; (ii) wetlands that have been filled in by Seller; (iii) “toxic mold”; or (iv) asbestos-containing building materials.

(c) Seller has provided summaries, which are true and accurate in all material respects, of the most recent environmental, health and safety compliance audit findings that Seller has obtained or prepared prior to the date of this Agreement with respect to each of the Transferred Real Properties at which Seller or any of its Affiliates has conducted manufacturing activities, distribution activities or research and development activities.

(d) Notwithstanding any provision to the contrary, this Section 3.14 shall constitute the sole representations and warranties with respect to environmental matters.

SECTION 3.15. Absence of Certain Developments. Except as set forth on Schedule 3.15 to the Disclosure Letter, from April 29, 2016 to the date of this Agreement, (a) the Business has been operated in the ordinary course of business consistent with past practice in all material respects, (b) there have not been any effects, events, occurrences, circumstances or changes that, individually or in the aggregate, have resulted or would reasonably be expected to result in a Material Adverse Effect and (c) there has not been any action taken by Seller or its Affiliates that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of clauses (iv)-(ix), (xi), (xiii) and (xiv) (insofar as it relates to clauses (iv)-(ix), (xi) and (xiii)) of Section 6.01(b).

SECTION 3.16. Brokerage Fees. Except for fees (or claims for fees) payable solely by Seller, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Seller or any Selling Affiliate.

SECTION 3.17. Product Registrations; Recalls. (a) Schedule 3.17(a) to the Disclosure Letter sets forth, as of the date of this Agreement, a list of the Product Registrations, except for those approvals, clearances and authorizations that are not material to the Business.

(b) Seller has exclusive ownership, or has obtained beneficial use, of all material Product Registrations, and all such Product Registrations are and, to the extent freely transferrable by Seller, will be immediately after the Closing, valid and in full force and effect. No proceedings are (i) pending against Seller or, to the knowledge of Seller, against any third-party holding a Product Registration, or (ii) to the knowledge of Seller, threatened in writing to revoke, suspend, or modify in any material respect any Product Registration, other than in the case of clauses (i) and (ii) those that would not be material to the Business. To the knowledge of Seller, there is no false, misleading or unreliable data or information or material omission in any Product Registration.

(c) Since January 1, 2015, there has not been conducted or requested in writing, nor, to the knowledge of Seller, is there any current consideration by Seller or any Governmental Entity of, any material recall in respect of any Product, except as set forth on Schedule 3.17(c) to the Disclosure Letter.

(d) Except for ordinary course inquiries by Governmental Entities or as set forth on Schedule 3.17(d) to the Disclosure Letter, there are not presently pending, or, to the knowledge of Seller, threatened in writing, (i) any Product Claims as of the date of this Agreement, with respect to which liability is reasonably anticipated to exceed five hundred thousand dollars ($500,000) or (ii) as of the Closing Date, any material Product Claims. No Product is (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) misbranded within the meaning of 21 U.S.C. § 352 or (iii) in violation of 21 U.S.C. §§ 360 or 360e, in each case as would be a material violation of applicable Law.

SECTION 3.18. Taxes.

(a) All material (i) Tax Returns that are required to be filed by or on behalf of each Transferred Company, and (ii) non-income Tax Returns arising out of, relating to, or in respect of the Transferred Assets, the Assumed Liabilities, and the Business, in each case, have been filed (taking into account any applicable extensions). All such Tax Returns were correct and complete in all material respects and were prepared and filed in material compliance with all applicable Laws.

(b) All material (i) Taxes of, or required to be paid by, each Transferred Company, and (ii) non-Income Taxes arising out of, relating to, or in respect of the Transferred Assets, the Assumed Liabilities, and the Business, in each case, have been paid, except for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in the accounting books and records prior to the date hereof.

(c) There are no Liens for a material amount of Taxes upon any of the Transferred Assets or any other assets of the Business, except for Permitted Liens.

(d) No Transferred Company is the subject of a Tax audit, examination or other proceeding with respect to material Taxes, and no such audit, examination or other proceeding has been threatened in writing.

(e) There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from any Transferred Company for any taxable period and no request for any such waiver or extension is currently pending.

(f) Neither Seller nor any Asset Selling Affiliate has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the making of an election under Section 338(g) of the Code with respect to the Section 338(g) Transferred Companies.

(g) No Transferred Company (i) is a party to, bound by, or obligated under any Tax sharing, allocation or similar agreement or arrangement, (ii) is or was a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than any such group the common parent of which is Seller or any of its subsidiaries), (iii) has any material liability for Taxes of any Person (other than Seller or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax Law), as transferee, successor or otherwise or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), private letter ruling, or other written agreement with a Taxing Authority regarding Taxes or Tax matters.

(h) No Transferred Company has participated in a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Tax Law relating to the disclosure of Tax shelters or Tax avoidance schemes).

(i) All material Taxes which each Transferred Company is obligated to withhold from amounts owing to any employee, creditor, shareholder, related party, third party or other Person have been duly and timely withheld and paid over to the relevant Taxing Authority.

(j) No claim has been made by any Taxing Authority in a jurisdiction where any Transferred Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction. No Transferred Company is or has been subject to Tax in any foreign jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.

(k) Since December 31, 2013, no Transferred Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) No Transferred Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Closing Date, (v) election pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), or (vi) to Seller’s knowledge, intercompany transaction or excess loss account within the meaning of the regulations under Section 1502 of the Code. No Transferred Company will be required to reduce any Tax attribute under Treasury Regulations Section 1.1502-36 (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(m) No material net operating loss or other material Tax attribute of any Transferred Company is subject to a material limitation under Section 382 of the Code or any similar provision of applicable Tax Law.

(n) Each of the Transferred Companies is classified, and has at all times since the date of its formation been classified, as an association taxable as a corporation for U.S. federal, state and local income Tax purposes. Neither the Transferred Assets nor any assets owned by the Transferred Companies include any asset treated for federal income Tax purposes as an equity interest in any Person.

(o) None of the Non-U.S. Selling Affiliates are transferring U.S. real property interests as defined in Section 897(c) of the Code.

(p) Each of the Asset Selling Affiliates is duly registered as required for the purposes of VAT in its country of incorporation and an entrepreneur subject to VAT in its country of incorporation.

SECTION 3.19. Certain Compliance Matters. (a) Neither Seller nor any Affiliate, director, officer or employee, nor, to the knowledge of Seller, any distributor, agent, representative, sales intermediary or other third party acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, the Transferred Companies or the Transferred Assets: (i) has taken any action in material violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.) or (ii) has corruptly offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official,” as defined in Section 3.19(b), for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Entity, or commercial enterprise owned or controlled by any government (including state-owned or state-controlled medical facilities), in order to assist the Business or any Person related in any way to the Business, the Transferred Companies or the Transferred Assets, in obtaining or retaining business or directing any business to any Person, in each case, as would be a material violation of applicable Law.

(b) For purposes of this Section 3.19, “Public Official” means: (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a government, including any state-owned or controlled medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or government entity, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.

(c) None of Seller or any Selling Affiliate, nor, to the knowledge of Seller, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury; (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by (A) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (B) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (C) the United States Trading with the Enemy Act of 1917, as amended, (D) the United States International Emergency Economic Powers Act of 1977, as amended or (E) the foreign asset control regulations of the United States Department of the Treasury (collectively, the “Sanction Laws”); (iii) has been convicted of or charged with a felony relating to money laundering; (iv) to the knowledge of Seller, is under investigation by any Governmental Entity for money laundering, or (v) to the knowledge of Seller, is subject to any pending or threatened (in writing) investigations or claims related to Sanction Laws.

(d) Seller and its Affiliates maintain auditing and monitoring processes and systems of internal controls as part of their healthcare compliance program that are reasonably adequate to ensure compliance by the Business with all Laws pertaining to the FCPA, anti-corruption, and healthcare fraud and abuse, including the anti-kickback provisions of the Medicare and Medicaid Law, 42 U.S.C. § 1320a-7b, as amended, the Federal Physician Self-Referral Act, 42 U.S.C. § 1395nn, as amended, the False Claims Act, 31 U.S.C. §§ 3729-33, as amended, and the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, as amended.

(e) Seller and its Affiliates maintain compliance and operations processes and systems of internal controls as part of their compliance and logistics programs that are reasonably adequate to ensure compliance by the Business with all applicable International Trade Laws. Seller and the Selling Affiliates, with respect to the Business, are currently, and have been for the past two (2) years, in material compliance with International Trade Laws.

(f) To the extent related to the Business, to the knowledge of Seller, none of the current employees or suppliers of Seller or its Affiliates are debarred or suspended, or threatened in writing with debarment or suspension for the award of contract by any Governmental Entity or for participation in governmental healthcare programs such as Medicare or Medicaid.

SECTION 3.20. Information Technology. (a) Seller, the applicable Selling Affiliate or the applicable Transferred Company is the exclusive owner or is validly licensed or otherwise authorized to use the Transferred IT; and (b) since January 1, 2015, there have been no material security breaches or data loss pertaining to the Transferred IT.

SECTION 3.21. Significant Distributors; Significant Suppliers. (a) Schedule 3.21(a) to the Disclosure Letter lists the names of each of the ten (10) most significant distributors of the Business (measured by dollar volume) for the twelve (12)-month period ended April 29, 2016 (the “Significant Distributors”). As of the date hereof, none of the Significant Distributors has terminated its relationship with Seller, the applicable Selling Affiliate or the applicable Transferred Company. As of the date hereof, none of Seller, any Selling Affiliate or any Transferred Company has received any written notice that any Significant Distributor has ceased or will cease to act as a distributor of the Business or that such Significant Distributor intends to terminate or materially modify existing Contracts with Seller, any Selling Affiliate or any Transferred Company.

(b) Schedule 3.21(b) to the Disclosure Letter lists the names of each of the ten (10) most significant suppliers of the Business (measured by dollar volume) for the twelve (12)-month period ended April 29, 2016 (the “Significant Suppliers”). As of the date hereof, none of the Significant Suppliers has terminated its relationship with Seller, the applicable Selling Affiliate or the applicable Transferred Company. As of the date hereof, none of Seller, any Selling Affiliate or any Transferred Company has received any written notice that any Significant Supplier has ceased or will cease to act as a supplier of the Business or that such Significant Supplier intends to terminate or materially modify existing Contracts with Seller, any Selling Affiliate or any Transferred Company.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

SECTION 4.01. Buyer’s Organization; Power; Execution. Buyer and each Affiliate of Buyer that is a party to any Transaction Document are legal entities duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of their respective jurisdictions of incorporation or formation. Buyer has full power and authority to execute and deliver this Agreement, the French Offer Letter and the Dutch Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Buyer and each Affiliate of Buyer that is a party to any

Transaction Document (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) have, or will have at the Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) to which it is or will be a party. This Agreement, the French Offer Letter and the Dutch Offer Letter have been duly authorized by all necessary action on the part of Buyer and have been duly executed and delivered by Buyer and constitute valid and legally binding obligations of Buyer in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) has been duly authorized by all necessary action on the part of Buyer and each Affiliate of Buyer that is a party to any Transaction Document (other than this Agreement, the French Offer Letter and the Dutch Offer Letter) and has been, or will be at the Closing, duly executed and delivered by Buyer and each such Affiliate of Buyer and constitutes or will constitute a valid and legally binding obligation of Buyer and each such Affiliate of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

SECTION 4.02. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer and each Affiliate of Buyer that is a party to any Transaction Document, nor the consummation by Buyer and each Affiliate of Buyer that is a party to any Transaction Document of the Transactions nor compliance by Buyer and each Affiliate of Buyer that is a party to any Transaction Document with any of the provisions hereof or thereof, shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings and (b) any consent, approval, authorization or permit required to be obtained by Seller or filing or notification required to be made by Seller in order to transfer title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby; (iii) violate in any material respect any Law applicable to Buyer or any Affiliate of Buyer that is a party to any Transaction Document; or (iv) require any material consent, approval, authorization, or permit under any contract, agreement or commitment between Buyer or any Affiliate of Buyer that is a party to any Transaction Document and a third party, except, in the case of the foregoing clause (ii), where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected, individually or in the aggregate, to adversely affect, in any material respect, the ability of Buyer to perform its obligations under this Agreement or consummate the Transactions.

SECTION 4.03. Litigation. As of the date hereof, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates relating to the Transactions.

SECTION 4.04. Sufficient Funds. As of immediately prior to or substantially simultaneously with the Closing, Buyer will have sufficient funds to (a) satisfy all of Buyer’s obligations under this Agreement, including the obligations under Article II, (b) pay any other amounts required to be paid by Buyer in connection with the consummation of the Transactions and (c) pay all related fees and expenses of Buyer.

SECTION 4.05. Brokerage Fees. Except for fees payable to Goldman, Sachs & Co. and Perella Weinberg Partners LP (which fees are payable by Buyer), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer or any Affiliate thereof.

ARTICLE V

Conditions to Closing

SECTION 5.01. Conditions Precedent to Buyer’s Obligations on the Closing Date. All of the obligations of Buyer hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Buyer in writing):

(a) The representations and warranties of Seller contained herein (other than the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests), 3.15(b) (Absence of Certain Developments) and 3.16 (Brokerage Fees)) shall be true and correct (without giving effect to any references to “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for such failures to be true and correct that do not, individually or in the aggregate, have a Material Adverse Effect. Each of the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests) and 3.16 (Brokerage Fees) shall be true and correct in all material respects on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified). The representation and warranty of Seller set forth in Section 3.15(b) (Absence of Certain Developments) shall be true and correct on and as of the Closing Date.

(b) Seller shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Seller at or before the Closing.

(c) Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified in Sections 5.01(a), (b) and (g) is satisfied in all respects.

(d) Seller shall have delivered to Buyer a certificate of a secretary or other authorized signatory of Seller enclosing a copy of (i) its certified Certificate of Incorporation, (ii) its Memorandum and Articles of Association and (iii) board of directors resolutions authorizing Seller to enter into this Agreement and the other Transaction Documents and to consummate the Transactions.

(e) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of any of the Transactions (each, a “Closing Legal Impediment”) shall be in effect.

(f) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter shall have been obtained.

(g) Since the date of this Agreement there has not been a Material Adverse Effect.

(h) Seller shall have signed and delivered, or caused one or more of its Affiliates, to sign and deliver the Ancillary Agreements contemplated under Section 7.09.

(i) The actions set forth in Section 2.08 shall have been completed.

(j) The Closing Structure set forth on Exhibit L (as it may be amended in accordance with this Agreement) shall be in place.

SECTION 5.02. Conditions Precedent to Seller’s Obligations on the Closing Date. All of the obligations of Seller hereunder are subject to the fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Seller in writing):

(a) The representations and warranties of Buyer contained herein (other than the Buyer Fundamental Representations) shall be true and correct (without giving effect to any references to “material”, “materially” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for such failures to be true and correct that do not, individually or in the aggregate, have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or to consummate the Transactions. Each of the representations and warranties of Buyer set forth in Sections 4.01 (Buyer’s Organization; Power; Execution) and 4.05 (Brokerage Fees) (collectively, the “Buyer Fundamental Representations”) shall be true and correct in all material respects on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified).

(b) Buyer shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Buyer at or before the Closing.

(c) Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 5.02(a) and (b) is satisfied in all respects.

(d) Buyer shall have delivered to Seller a certificate of a secretary or other authorized signatory of Buyer enclosing a copy of (i) its certified certificate of incorporation, (ii) its by-laws and (iii) board of directors resolutions authorizing Buyer to enter into this Agreement and the other Transaction Documents and to consummate the Transactions, or the equivalent of the documents referred to in clauses (i), (ii) and (iii) above under applicable Law governing Buyer.

(e) No Closing Legal Impediment shall be in effect.

(f) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(f) to the Disclosure Letter shall have been obtained.

(g) Buyer shall have signed and delivered, or caused one or more of its Affiliates to sign and deliver, the Ancillary Agreements contemplated under Section 7.09.

(h) The actions set forth in Section 2.09 shall have been completed.

ARTICLE VI

Certain Covenants

During the period from the date of this Agreement to the Closing Date:

SECTION 6.01. Conduct of Business. (a) Except as otherwise permitted by this Agreement or consented to by Buyer in writing, Seller agrees to (and to cause the Selling Affiliates and Transferred Companies to) use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice and to:

(i) preserve the business relationships of the Business and keep available the services of its key employees and maintain its relations and goodwill with its key suppliers, customers, employees and others having business relationships with the Business;

(ii) maintain in effect all IP Rights included in the Transferred IP and material applications and registrations for Trademarks and Patents included in the Transferred IP (other than (A) as set forth on Schedule 3.10(f) to the Disclosure Letter and (B) abandonments, expirations, cancellations and the like occurring in the ordinary course of business that are not material, individually or in the aggregate, to the Business); and

(iii) maintain all material structures, equipment and other tangible personal property of the Business in their present repair, order and condition, except for depletion and wear and tear occurring in the ordinary course of business.

(b) Except as set forth in Schedule 6.01(b) to the Disclosure Letter, as required by applicable Law or as otherwise expressly required by the terms of this Agreement, Seller will not, and shall cause the Selling Affiliates and the Transferred Companies to not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld) and to the extent primarily related to the Business or with respect to any Transferred Asset, any Transferred Company or any Assumed Liability (but excluding any Excluded Asset or Excluded Liability):

(i) (A) adopt, grant, extend, amend, vary, terminate or materially increase the rate or terms of any Business Employee Benefit Plan, bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employee who is expected to be an Employee of the Business, or (B) increase the compensation or employee benefits of any such individual, except, in each case, (1) as required by any applicable Law or any Collective Bargaining Agreement, (2) as contemplated in Section 8.01, (3) as may be initiated by Seller or one or more of Seller’s Affiliates (other than the Transferred Companies) with respect to their employees generally in the applicable jurisdiction or geographic location (so long as the action is designed to apply uniformly to eligible Employees of the Business and a material number of eligible similarly situated other employees of Seller or its applicable Affiliate) and (4) arrangements that will not result in any liability under this Agreement or otherwise to Buyer or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller);

(ii) enter into or materially amend any Collective Bargaining Agreement or other agreement with a labor union, works council or similar organization covering any Employee of the Business, except, in each case, (A) as required by any applicable Law or any Collective Bargaining Agreement as in effect on the date of this Agreement (or as modified as contemplated in this Agreement) or (B) where such agreement or amendment of any Collective Bargaining Agreement applies uniformly to a material number of eligible similarly situated employees of Seller or any of its Affiliates other than the Employees of the Business;

(iii) except as required by applicable Law, or as reasonably necessary to avoid a violation of applicable Law, transfer internally (including in response to a request for transfer by an employee), or otherwise alter the duties and responsibilities of, any employee of Seller and its Affiliates in a manner that would affect whether such employee is or is not classified as an Employee of the Business, other than, in the case of any Employee of the Business, such actions that are taken in order to fill a vacancy in the ordinary course of business consistent with past practice or upon a termination for cause or due to death or disability;

(iv) make any material change in any of its present financial accounting methods and practices of the Business or the Transferred Companies other than changes as may be initiated by Seller or one of its Affiliates with respect to Seller’s businesses generally and other than as may be appropriate to conform to GAAP or applicable Law or that are consistent with the Accounting Policies;

(v) pledge, sell, lease, transfer, license, assign, encumber, dispose of or make subject to a Lien (other than any Permitted Liens) any Transferred Equity Interest or material Transferred Asset (other than Transferred IP, which is addressed in clause (vii) below) other than the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business consistent with past practice;

(vi) waive or settle any claims or rights of value that relate primarily to the Business which claims or rights, individually or in the aggregate, are material to the Business;

(vii) transfer, assign or grant any license or sublicense of any material rights under or with respect to any material Transferred IP, other than non-exclusive licenses to customers, distributors and suppliers granted in the ordinary course of business consistent with past practice;

(viii) create or allow the Business to create, incur, assume or guarantee any indebtedness for borrowed money (other than any such indebtedness that will be discharged on or prior to the Closing);

(ix) make any acquisition of any assets or business that, individually or in the aggregate, would be material to the Business, other than acquisitions of Inventory, equipment or machinery in the ordinary course of business;

(x) fail to make capital expenditures necessary to operate the Business in the ordinary course of business consistent with past practice;

(xi) with respect to any Transferred Company and, except as would not affect Buyer or any of its Affiliates, with respect to the Transferred Assets and the Business, make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Tax, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), apply for or request any Tax ruling, or surrender any right to claim a material Tax refund;

(xii) (A) terminate any Material Transferred Contract or any contract that provides for the distribution of Products pursuant to which Seller, any Selling Affiliate or any Transferred Company reasonably expects to receive annual revenue in excess of one million five hundred thousand dollars ($1,500,000) (a “Material Distribution Contract”), (B) amend any Material Transferred Contract that is a Transferred Real Property Lease or (C) enter into a new Contract that would be a Material Transferred Contract if entered into prior to the date hereof or a new Material Distribution Contract, in each case other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any Material Transferred Contract or Material Distribution Contract, as applicable;

(xiii) modify in any material respect any payment terms with any customers or suppliers pursuant to any Material Transferred Contract or Material Distribution Contract, other than changes as may be initiated by Seller or one of its Affiliates with respect to the applicable Seller businesses generally; or

(xiv) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding the foregoing, nothing in this Section 6.01 will prevent Seller or any of its Affiliates from taking any actions contemplated by Section 6.07.

SECTION 6.02. Certain Covenants Regarding the Transferred Companies. Except as otherwise required by this Agreement, Seller agrees not to, and to cause each of the Transferred Companies not to issue or sell any capital stock or other equity interests or options, warrants, calls, subscriptions or equity rights to purchase any capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company or split, combine or subdivide the capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company in each case to a Person other than to Seller or a Stock Selling Affiliate; or authorize or effect any amendment to or otherwise change in any material respect the organizational documents of any Transferred Company or any subsidiary of such Transferred Company. The parties agree to reasonably cooperate with respect to the amount of cash and cash equivalents, if any, to be held by the non-U.S. Transferred Companies at the Closing.

SECTION 6.03. Disclosure. Seller shall give prompt notice to Buyer of (a) any notice received by Seller subsequent to the date of this Agreement and prior to the Closing Date of (or other communication relating to, or the occurrence of), any material default under any Material Transferred Contract or Material Distribution Contract, (b) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the Transactions and (c) any effect, event, occurrence, circumstance or change that, to the knowledge of Seller, would constitute a breach of any representation or warranty or covenant of Seller contained in this Agreement that could reasonably be expected to cause any of the conditions set forth in Section 5.01(a) or 5.01(b) not to be satisfied, it being understood and agreed, however, that if Seller fails to provide notice pursuant to this Section 6.03 such failure to provide notice shall not constitute a breach of covenant for purposes of Article V or Article X.

SECTION 6.04. Publicity. No party to this Agreement shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party whether or not named in such publicity, news release or other similar public announcement, except (x) each party may issue a press release (or, if the parties agree, a joint press release) in connection with the execution and delivery of this Agreement and each party may, from time to time, refer to the Transactions in customary investor calls, investor meetings and other investor relations activities (including any such calls, meetings or activities specifically related to the Transactions), (y) either party may originate any such publicity, news release or other similar public announcement as may be required by Law (including the rules and regulations of the U.S. Securities and Exchange Commission), listing rules or any listing or trading agreement concerning its publicly traded securities and (z) to the extent the contents of such publicity, news release or other similar public announcement have previously been released publicly or are consistent in all material respects with materials that have previously been released (without violation of this Section 6.04); provided that in such event under clauses (x) and (y), the party issuing same shall still be required to consult with the other party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release (to the extent practicable) to allow the other party to comment thereon and, after its release, shall provide the other party with a copy thereof. If Buyer, based on the advice of its counsel, determines that this Agreement, or any of the other Transaction Documents, must be publicly filed with a Governmental Entity (other than filings required to be made with the U.S. Securities and Exchange Commission), then Buyer, prior to making any such filing, shall provide Seller and its counsel with a redacted version of this Agreement (and any other Transaction Document) which it intends to file, and will give due consideration to any comments provided by Seller or its counsel.

SECTION 6.05. Commercially Reasonable Efforts; Regulatory Approvals; Access. Subject to any obligation imposed by Law, including all anti-trust and competition Laws:

(a) Subject to the terms and conditions set forth in this Agreement, including Section 2.02(g), each of Seller and Buyer shall use its commercially reasonable efforts to (i) make the Anti-Trust Filings and any other filings required by applicable Law, (ii) obtain consents, approvals (including Anti-Trust Approvals), authorizations, qualifications and orders of Governmental Entities and other third parties and (iii) take other actions, in each case as is necessary to consummate the Transactions as soon as reasonably practical following the date of this Agreement; provided that Seller shall have no obligation to pay money (other than customary filing and application fees typically paid by a seller or transferee) or make any concessions to obtain such consents. In addition to the foregoing, Buyer agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder. Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing.

(b) As soon as reasonably practicable after the date hereof, Seller and Buyer shall file the Anti-Trust Filings and any other filings required under any applicable Laws. With respect to filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Canadian Competition Act, and the German Act Against Restraints of Competition of 1958, as amended, Seller and Buyer shall make their respective filings no later than ten (10) business days following the date hereof (unless a later date is mutually agreed between the parties). Seller and Buyer shall provide to any Governmental Entity whose consent, authorization, order or approval is required in connection with the Transactions any additional information required under any applicable Laws or otherwise properly requested. The parties shall use their commercially reasonable efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Entities. The parties also shall use their commercially reasonable efforts to cooperate by providing information reasonably requested by the other party in order to fulfill the foregoing obligations as promptly as reasonably practicable.

(c) Subject to applicable Law relating to the exchange of information, Buyer and Seller and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult or, where required by applicable Law, cooperate with the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, any Governmental Entity in connection with the Transactions, (iii) consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity with respect to the Transactions and (iv) furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions. Buyer and Seller shall, to the extent practicable, provide each other and their respective counsel with advance notice of and the opportunity to participate in any in-person discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions and to participate in the preparation for such discussion or meeting. Buyer and Seller also agree to keep the other fully informed about any anti-trust issues raised by any Governmental Entity.

(d) For purposes of this Section 6.05, to the extent necessary to obtain waiver or consent from any Governmental Entity required to satisfy the conditions set forth in Sections 5.01(f) or 5.02(f), as applicable, to obtain consents, approvals, authorizations, qualifications or orders of Governmental Entities or to avoid the entry of or have lifted, vacated or terminated any Closing Legal Impediment, Buyer shall, subject to the last sentence of this Section 6.05(d): (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the Transactions, the sale, divestiture or disposition (including by licensing any intellectual property rights) of any assets of Buyer or its subsidiaries or the Business; (ii) terminate or modify any existing relationships and contractual rights and obligations of Buyer or its subsidiaries or the Business; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of Buyer or its subsidiaries or the Business; and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions unlawful or that would prevent or delay consummation of the Transactions, any and all steps (including the posting of a bond or the taking of the steps contemplated by clauses (i) through (iii) of this subsection (d)) necessary to vacate, modify or suspend such injunction or order (each of the preceding clauses (i) through (iv), a “Divestiture Action”). Buyer shall use commercially reasonable efforts to take any such action or do any thing to satisfy the conditions in Sections 5.01(f) and 5.02(f) on or before the date that is the nine-month anniversary of the date hereof. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement shall require Buyer or any of its Affiliates to propose, negotiate, offer to commit and effect, terminate, modify, offer to take or offer to commit to take, agree or take any Divestiture Action with respect to assets, businesses, product lines or operations of Buyer or any of its Affiliates, or the Business, or any combination thereof, that in the aggregate generated total revenues in excess of one hundred million dollars ($100,000,000) in the twelve (12) month period ending December 31, 2016.

(e) Seller shall give Buyer and its accountants, legal counsel and other representatives reasonable access, during normal business hours and without undue interruption of the Business throughout the period prior to the Closing, to all of the properties, books and records (other than records relating to Income Taxes and attorney-client privileged communications and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) relating to the Business, and will furnish, at Buyer’s expense, Buyer, its accountants, legal counsel and other representatives during such period all such information (other than records relating to Income Taxes and attorney-client privileged communications and, for the avoidance of doubt, other than where access to such information is prohibited by applicable Law) concerning the affairs of the Business as Buyer may reasonably request; provided that this Section 6.05(e) shall not entitle Buyer or its accountants, legal counsel or other representatives to contact any third party doing business with Seller or access the properties, books or records of any such third party, in each case without Seller’s prior written consent (which consent shall not be unreasonably withheld). Buyer will hold in confidence all information so obtained in accordance with Section 7.12. Nothing in this Agreement shall limit any of the parties’ rights of discovery.

(f) From the date hereof until the Closing Date, Seller shall timely prepare, and promptly deliver to Buyer, with respect to the Business, a statement of sales, on a monthly basis, to be consistent with such financial information previously provided to Buyer by Seller.

(g) Seller shall, and shall cause the Selling Affiliates and the Transferred Companies to, use commercially reasonable efforts to make available to Buyer prior to the thirtieth (30th) day after the date hereof or as promptly as practicable thereafter each Material Distribution Contract.

SECTION 6.06. Financing. (a) Seller shall, and shall cause its Affiliates to, and shall use its commercially reasonable efforts to cause its and its Affiliates’ respective officers, directors, employees, accountants, consultants, legal counsel, agents and other advisors and representatives to, provide commercially reasonable cooperation in connection with the arrangement by Buyer of bank financing and/or bond offerings for the purpose of financing the Transactions, the fees and expenses incurred in connection therewith and the other transactions contemplated hereby (the “Debt Financing”) as may be reasonably requested by Buyer; provided that, without limiting Section 6.12, (i) such requested cooperation shall not unreasonably interfere with the ongoing operations of Seller and its Affiliates, (ii) Seller and its Affiliates shall not be required to provide any audited or unaudited “carve-out” financial statements of the Business and (iii) Seller and its Affiliates shall not be required to provide any updates to the Financial Information. Buyer shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs incurred by Seller or any of its Affiliates in connection with such cooperation. Buyer and its Affiliates shall, on a joint and several basis, indemnify and hold harmless Seller and its Affiliates from and against any Damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith. Seller shall have the right to consent to the use of its and its Affiliates’ logos in connection with the Debt Financing (which consent shall not be unreasonably withheld).

(b) Notwithstanding anything to the contrary in this Section 6.06, Buyer acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not contingent on any debt or equity financing (including the Debt Financing) or the receipt of the proceeds therefrom.

(c) None of the Debt Financing Sources, in their capacities as such, will have any liability to Seller, any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of Seller (in each case in their capacities as such), or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (in each case in their capacities as such) (each, a “Related Party”), relating to or arising out of this Agreement or the Debt Financing, whether at law, or equity, in contract, in tort or otherwise, and neither Seller nor any of its Related Parties will have any rights or claims against any of the Debt Financing Sources, in their capacities as such, hereunder or thereunder. For the avoidance of doubt, nothing in this Section 6.06(c) shall limit any obligations of the Debt Financing Sources to Buyer or its Affiliates.

SECTION 6.07. Transferred Companies Assets and Liabilities. Prior to the Closing, Seller shall take or cause to be taken, such action as is necessary or appropriate to transfer, assign or convey (i) any assets owned or held by the Transferred Companies other than those that would constitute Transferred Assets or (ii) any liabilities or obligations of the Transferred Companies other than those that would constitute Assumed Liabilities, in each case, to Seller or an Affiliate of Seller such that as of the Closing, (x) the assets owned or held by the Transferred Companies consist solely of assets that would otherwise constitute Transferred Assets pursuant to clauses (i)–(xvi) and (xviii) of Annex 2.02(a) and (y) the liabilities and obligations of the Transferred Companies consist solely of liabilities and obligations that would otherwise constitute Assumed Liabilities pursuant to clauses (i)–(x) of Annex 2.02(c). Prior to or following the Closing, Buyer shall provide to Seller the necessary information and deliver such assignments, transfers, consents and other documents and instruments as may be reasonably required to permit Seller at its expense to effect and perfect the transfer of any registrations of Patents and Trademarks that constitute Excluded Assets but which are held by a Transferred Company. Notwithstanding anything in this Agreement to the contrary, prior to the Closing, Seller shall use commercially reasonable efforts to transfer, assign or convey any Pre-Closing Accounts Receivable that are owned or held by the Transferred Companies and any Pre-Closing Accounts Payable that are liabilities or obligations of the Transferred Companies, in each case, to Seller or an Affiliate of Seller prior to the Closing, and if Seller shall have complied with such obligation to use commercially reasonable efforts, Seller shall not be in breach of this Agreement solely as a result of the failure of any such transfer, assignment or conveyance to have been completed by Closing (it being understood that following the Closing any Pre-Closing Accounts

Receivable (including any cash received in respect thereof) shall in any event be treated as Excluded Assets and any Pre-Closing Accounts Payable shall in any event be treated as Excluded Liabilities).

SECTION 6.08. Exclusivity. (a) From the date of this Agreement until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates, the Transferred Companies and its and their respective directors, officers or employees, or any attorney, accountant or other representative retained by any of them (collectively, “Representatives”) not to, directly or indirectly (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any Person with respect to, any Alternative Proposal or (iii) enter into or approve any agreement with respect to any Alternative Proposal. None of Seller, any of its Affiliates or any of the Transferred Companies shall release any third party from, or waive any provision of, any confidentiality agreement with respect to the Business to which it is a party and which was entered into with respect to any potential Alternative Proposal. Seller and its Affiliates shall, and shall cause their respective Representatives to, with respect to third parties with whom discussions or negotiations with respect to an Alternative Proposal have been terminated on or prior to the date of this Agreement, use its reasonable best efforts to obtain the return or destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by Seller or any of its Affiliates, or its or their Representatives, with respect to the Business.

(b) Seller will promptly notify Buyer orally (and then in writing within twenty-four (24) hours) after it or any of its Affiliates has received any proposal, inquiry, offer or request relating to or constituting, or that could reasonably be expected to lead to, an Alternative Proposal, any request for discussions or negotiations, or any request for information relating to the Business in connection with an Alternative Proposal or a potential Alternative Proposal or for access to the properties or books and records thereof of which Seller or any of its Affiliates is or becomes aware, or any amendments to the foregoing. Such notice to Buyer shall indicate the identity of the Person making such proposal and the terms and conditions of such proposal, if any. Seller shall also promptly provide Buyer with (i) a copy of any written notice or other written communication from any Person informing Seller or any of its Affiliates that it is considering making, or has made a proposal regarding, an Alternative Proposal, (ii) a copy of any Alternative Proposal (or any amendment thereof) received by Seller or any of its Affiliates and (iii) such other details of any such Alternative Proposal that Buyer may reasonably request. Thereafter, Seller shall promptly keep Buyer reasonably informed on a reasonably current basis of any material change to the terms of any such Alternative Proposal.

(c) “Alternative Proposal” means any inquiry, proposal or offer, or any expression of interest by any third party relating to Seller’s or any of its Affiliates’ willingness or ability to receive or discuss a proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates, for any merger, amalgamation, consolidation, share exchange, recapitalization, liquidation, dissolution, acquisition or other business combination, in each case relating to twenty-five percent (25%) or more of the assets of the Business.

SECTION 6.09. Closing Structure.

(a) Anything in Section 6.01 or Section 6.02 to the contrary notwithstanding, Seller and its Affiliates may, prior to the Closing, take actions to implement the Closing Structure (such actions, the “Internal Restructuring Steps”), it being understood that that such actions shall not affect the parties’ rights and obligations with respect to the Transferred Assets, Assumed Liabilities, Excluded Assets and Excluded Liabilities or the parties’ indemnification and payment obligations hereunder. Seller has delivered to Buyer a statement on Schedule 6.09(a) to the Disclosure Letter setting forth the expected Internal Restructuring Steps as of the date hereof. Buyer shall have the right to review such statement setting forth the Internal Restructuring Steps (and any statement setting forth any modification to such Internal Restructuring Steps delivered pursuant to Section 6.09(c)) and any additional information relating thereto that Buyer may reasonably request prior to the implementation of the applicable Internal Restructuring Steps. Buyer shall be entitled to submit written requests for modifications to such Internal Restructuring Steps to Seller no more than fifteen (15) days after the date hereof (or five (5) days after the date of delivery pursuant to Section 6.09(c) of any such statement setting forth any such modification to such Internal Restructuring Steps) to the extent such requests address the matters that would be reasonably expected to adversely affect Buyer or any of its Affiliates after the Closing (taking into account Seller’s indemnification and payment obligations hereunder). Seller shall not unreasonably withhold consent to such requests; provided that, subject to Seller’s compliance with Section 6.10(b) and the last sentence of Section 6.09(c), with respect to requests for modifications to the Internal Restructuring Steps relating to (x) the Swiss Asset Transfer (as defined below) or (y) the transfer of Transferred Assets (1) by Selling Affiliates that are organized in the United States or (2) indirectly through the transfer of Transferred Companies that are organized in the United States (such Transferred Assets, the “U.S. Assets,” such transfer of U.S. Assets, the “U.S. Business Transfer” and such Internal Restructuring steps relating to the Swiss Asset Transfer or the U.S. Business Transfer, the “Specified Internal Restructuring Steps”), Seller shall not modify such Internal Restructuring Steps without Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed) if such modification would reasonably be expected to materially adversely affect Buyer or its Affiliates (taking into account Seller’s indemnification and payment obligations hereunder). Without limitation of the foregoing rights of Buyer, prior to their implementation, Buyer shall also have the right to review, and to submit written requests for modifications to Seller with respect to, any new organizational documents proposed to be adopted for the Transferred Companies, or amendments to be made to existing organizational documents of the Transferred Companies, any merger, demerger or similar filings (and amendments thereto) to be made by or with respect to any Transferred Companies with Governmental Entities, any agreements to which any Transferred Company will be a party (and amendments thereto) and any other documents (if any) Buyer may reasonably request, in each case that will implement the Internal Restructuring Steps if any such amendment, filing, document or agreement would be reasonably expected to adversely affect Buyer or any of its Affiliates after the Closing (taking into account Seller’s indemnification and payment obligations hereunder). Seller shall not unreasonably withhold consent to such requests.

(b) In the event Seller applies for or requests any Tax ruling with respect to the Internal Restructuring Steps or any other transactions contemplated by this Agreement (to the extent any such Tax ruling would be reasonably expected to adversely affect Buyer or any of its Affiliates after the Closing), (i) Seller shall in good faith allow Buyer to make comments to Seller regarding the Tax ruling and any materials submitted to any Taxing Authority, and (ii) Buyer shall, at its own expense, have the right (but not the duty) to participate in the application or request for any Tax ruling (provided that this clause (ii) shall not apply with respect to any Swiss Tax Ruling). Notwithstanding anything to the contrary herein, the right of Buyer to comment and participate pursuant to the preceding sentence shall not materially delay or otherwise materially impede Seller’s submission of materials to any Taxing Authority or Seller’s receipt of any such Tax ruling.

(c) Seller shall be entitled to modify the Closing Structure from time to time with the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that subject to Seller’s compliance with Section 6.10(b) and the last sentence of this Section 6.09(c), Seller shall be entitled to modify the Closing Structure with respect to the U.S. Business Transfer and/or the Swiss Asset Transfer from time to time without Buyer’s prior consent unless such modification would reasonably be expected to materially adversely affect Buyer or its Affiliates (taking into account Seller’s indemnification and payment obligations hereunder). If any modification described in the previous sentence would reasonably be expected to result in a delay of the Product Registration Transfer Time with respect to any Product, Seller shall reasonably cooperate with Buyer to address any adverse consequences to Buyer as a result of such delay. In the event the Closing Structure is so modified, Schedule 1.01(f) shall be deemed to be automatically amended to reflect such modifications to the extent applicable. Seller shall be entitled to modify the Internal Restructuring Steps from time to time, provided that, to the extent any proposed modification to the Internal Restructuring Steps would be reasonably expected to adversely affect Buyer or any of its Affiliates after the Closing (taking into account Seller’s indemnification and payment obligations hereunder), Seller’s right to modify such steps shall be subject to the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed; further provided, however, that subject to Seller’s compliance with Section 6.10(b) and the last sentence of this Section 6.09(c), Seller shall be entitled to modify the Specified Internal Restructuring Steps from time to time without Buyer’s prior consent unless such modification would be reasonably expected to materially adversely affect Buyer or its Affiliates (taking into account Seller’s indemnification and payment obligations hereunder). To the extent Seller finally determines to make any such modification pursuant to the preceding sentence, Seller shall deliver a statement setting forth such modified Internal Restructuring Steps to Buyer as promptly as practicable following any such final decision to modify. In the event the Internal Restructuring Steps are so modified, Schedule 6.09(a) to the Disclosure Letter shall be deemed to be automatically amended to reflect such modifications to the extent applicable. Notwithstanding anything to the contrary in this Agreement, (i) the transfer of the Transferred Assets owned, as of the date hereof, by the Specified Entity shall be structured as a sale of the Transferred Assets by the Specified Entity or one of its Swiss Affiliates to Buyer or one of its non-Swiss Affiliates (such Transfer, the “Swiss Asset Transfer”), (ii) Seller shall, pursuant to the Internal Restructuring Steps, cause Innerdyne Holdings, Inc., and KPR U.S., Inc. to transfer cash equal to the amount of outstanding intercompany indebtedness owed to Covidien Finance International, GmbH in satisfaction of such indebtedness, and (iii) Seller shall, pursuant to the

Internal Restructuring Steps, cause KPR U.S., LLC to be treated as either (A) an entity disregarded as separate from its owner or (B) an association taxable as a corporation, in each case, for U.S. federal income Tax purposes effective at or prior to the Closing.

SECTION 6.10. Basis Calculations.

(a) As of the date hereof, the parties hereto agree that the U.S. Assets that are Inventory (the “U.S. Inventory”) have an estimated Tax basis equal to the Estimated Inventory Tax Basis and all the U.S. Assets have an estimated aggregate Tax basis equal to the Estimated Aggregate Tax Basis. Seller shall, and shall cause its Affiliates to, deliver to Buyer any documentation or information that is reasonably requested by Buyer in order to determine the aggregate Tax basis of the U.S. Inventory as of immediately prior to the Closing (the “Final Inventory Tax Basis”) and the aggregate Tax basis of all U.S. Assets as of immediately prior to the Closing (the “Final Aggregate Tax Basis”). Within thirty (30) days after the filing of the U.S. federal income Tax Return of Covidien LP for the taxable year in which Covidien LP completes the transfer of the U.S. Assets pursuant to the Internal Restructuring Steps, the parties shall mutually agree on a final determination of the Final Inventory Tax Basis and the Final Aggregate Tax Basis (and each party shall reasonably endeavor to reach such mutual agreement). If Buyer and Seller are unable to resolve any disagreement with respect to the Final Inventory Tax Basis or the Final Aggregate Tax Basis, such disagreement shall be referred to the Accounting Firm promptly for review and resolution (in accordance with the procedure set forth in Section 2.04). Within ninety (90) days after the date on which Covidien LP completes the transfer of the U.S. Assets pursuant to the Internal Restructuring Steps, Seller shall deliver to Buyer revised estimates of the Tax basis of the U.S. Inventory and the U.S. Assets.

(b) Seller shall pay over to Buyer, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Buyer, cash in U.S. dollars in an amount equal to the greater of (i) the product of (x) the amount by which the Estimated Aggregate Tax Basis exceeds the Final Aggregate Tax Basis, multiplied by (y) the Buyer Tax Rate or (ii) the product of (x) the amount by which the Estimated Inventory Tax Basis exceeds the Final Inventory Tax Basis, multiplied by (y) the Buyer Tax Rate.

(c) To the extent that, (i) Seller or its Affiliates cause KPR U.S., LLC to assume any liabilities (including by contributing, or causing a contribution of, any assets to KPR U.S., LLC subject to any liabilities) and (ii) KPR U.S., LLC holds such liabilities as of the Closing, the Purchase Price shall be reduced by an amount equal to the excess of the amount such liabilities held by KPR U.S., LLC as of the Closing over $0.

SECTION 6.11. Certain Swiss Tax Matters.

(a) Subject to Section 6.11(b), Seller shall use its reasonable best efforts to minimize the Swiss Tax Rate. To the extent Seller receives, prior to the Closing, a Swiss Tax Ruling, the Purchase Price shall be reduced by an amount equal to the Swiss Sale Amount, less the sum of (i) the Estimated Swiss Gain and (ii) (x) the Estimated Swiss Gain multiplied by the Swiss Tax Rate, further multiplied by (y) the Swiss Gross-Up.

(b) The Parties agree that if the Swiss Taxing Authorities deny or otherwise reject a request by Seller or its Affiliates for a Swiss Tax Ruling, neither Seller nor its Affiliates shall have any further obligation to seek a Swiss Tax Ruling. If, after the Closing but prior to the filing of its Swiss income Tax Return reflecting the gain from the Swiss Asset Transfer, Seller receives a Swiss Tax Ruling, Seller shall pay over to Buyer, the amount calculated in the last sentence of clause (a) above; provided, however, that if (x) such Swiss Tax Ruling has not been issued or received within seventy-five (75) days following the Closing, and (y) Seller determines that continued efforts to seek a Swiss Tax Ruling would be reasonably expected to have an adverse impact on Seller or its Affiliates, then Seller shall, in its reasonable discretion, be entitled to not seek such Swiss Tax Ruling (including, without limitation, by terminating or otherwise amending any pending request for such Swiss Tax Ruling).

(c) Seller shall provide Buyer with a reasonably detailed calculation of the amount of gain recognized on the Swiss Asset Transfer. If at the time Seller files its Swiss income Tax Return reflecting the gain from the Swiss Asset Transfer, such gain is determined to be greater than the Estimated Swiss Gain, Buyer shall pay to Seller an amount equal to (i) the excess of such gain over the Estimated Swiss Gain, multiplied by (ii) the Swiss Tax Rate, further multiplied by (iii) the Swiss Gross-Up. If the gain on the Swiss Asset Transfer is determined to be less than the Estimated Swiss Gain, Seller shall pay to Buyer an amount equal to (i) the excess of the Estimated Swiss Gain over such gain, multiplied by (ii) the Swiss Tax Rate, further multiplied by (iii) the Swiss Gross-Up. Any calculation of gain pursuant to this Section 6.11(c) shall be determined without reduction for and without reference to any Tax attributes of Seller or its Affiliates, other than the Swiss Tax Basis.

(d) Payments made pursuant to this Section 6.11 shall be in immediately available funds by wire transfer to one or more bank accounts designated in writing by the recipient of such payment.

SECTION 6.12. Certain Financial Statements. Seller shall use reasonable best efforts to deliver (at Seller’s sole cost and expense) to Buyer (a) by May 15, 2017 audited financial statements of the Business for the fiscal year ended April 29, 2016 and (b) by July 1, 2017 reviewed but unaudited financial statements of the Business for the nine (9) fiscal months ended January 27, 2017; provided, that in the event that either of the financial statements described in the foregoing clauses (a) and (b) are not delivered to Buyer by the dates specified in the foregoing clauses (a) and (b), then, in each case, Seller will remain obligated to continue to use reasonable best efforts to deliver the financial statements to Buyer specified in the foregoing clauses (a) and (b).

ARTICLE VII

Post-Closing Covenants

During the period commencing after the Closing:

SECTION 7.01. Certain IP Matters. (a) Buyer covenants that, except as hereinafter set forth in the Trademark License Agreement 1, neither Buyer nor any of its Affiliates shall use in any manner the names “Medtronic” and/or “Covidien” or certain trade dress associated with the Transferred Assets that includes such names and other marks. Buyer acknowledges and agrees that, except as set forth in the Trademark License Agreement 1, neither it nor any of its Affiliates is obtaining or receiving any rights to use in any manner any Trademarks or trade dress of Seller or any of its Affiliates other than the Trademarks included in the Transferred IP.

(b) Buyer hereby grants, and shall cause its Affiliates to grant, to Seller and its subsidiaries a non-exclusive, royalty free, fully paid-up, perpetual, irrevocable and worldwide license to use all Patents, Know-How and Copyrights included in the Transferred IP that was used by Seller or its Affiliates in connection with their businesses other than the Business prior to the Closing Date (“Seller Field of Use”), including the rights to make, have made, use, sell, have sold or offer for sale products and services in the Seller Field of Use.

(c) Seller hereby grants, and shall cause its Affiliates to grant, to Buyer and its subsidiaries a non-exclusive, royalty free, non-sublicenseable, fully paid-up, perpetual, irrevocable and worldwide license to use the Patents, Know-How and Copyrights included in the Excluded IP Rights which (i) are owned as of the Closing Date by Seller or any of its Affiliates, (ii) are used in the Business as of the Closing Date, (iii) would, absent the license granted in this Section 7.01(c), be infringed by the making, using, offering for sale or selling the Products by Buyer or its subsidiaries and (iv) are not licensed to Buyer or its Affiliates pursuant to any of the Ancillary Agreements, such license solely to the extent necessary for the manufacture and sale of the Products by Buyer and its subsidiaries (“Buyer Field of Use”), including the rights to make, have made, use, sell, have sold or offer for sale Products in the Buyer Field of Use.

SECTION 7.02. IP Cooperation. For a period of up to two (2) years after the Closing Date, (i) Seller shall provide to Buyer, and Buyer shall provide to Seller, as applicable, the necessary information and deliver such assignments, transfers, consents and other documents and instruments as may be reasonably required to permit Buyer at its expense to effect and perfect the transfer of the registrations of the Patents and Trademarks included in the Transferred IP in accordance with Sections 2.02(a), 2.02(d) and 2.02(h) and to permit Seller at its expense to effect and perfect the transfer of the registrations of any Patents and Trademarks that constitute Excluded Assets but which are held by a Transferred Company and (ii) Seller will reasonably cooperate with Buyer, and Buyer will reasonably cooperate with Seller, as applicable, in filing appropriate documents to cancel all “registered user” filings worldwide in connection with the foregoing. After such period, neither Seller nor Buyer shall have any further obligation hereunder.

SECTION 7.03. Access. Subject to customary confidentiality undertakings comparable to those included in the Confidentiality Agreements, (a) to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes, or otherwise reasonably requested by Seller (other than in connection with a dispute, claim or litigation between Buyer and Seller or any of their respective Affiliates), Buyer will, during normal business hours (upon twenty-four (24) hours’ written notice from Seller), (i) make available its relevant personnel as shall be reasonably necessary in connection with the foregoing and (ii) permit Seller and its duly authorized representatives access to all contracts, books, records (including employment records and personnel files of Transferred Employees) and other data relating to the Transferred Assets and Assumed Liabilities conveyed and assumed at the

Closing to the extent that such materials were delivered to Buyer, in each case except where such access is prohibited by applicable Law and (b) to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or investigation purposes, or otherwise reasonably requested by Buyer (other than in connection with a dispute, claim or litigation between Buyer and Seller or any of their respective Affiliates), Seller will, during normal business hours (upon twenty-four (24) hours’ written notice from Buyer), (i) make available its relevant personnel as shall be reasonably necessary in connection with the foregoing and (ii) permit Buyer and its duly authorized representatives access to all contracts, books, records and other data relating to the Excluded Assets and Excluded Liabilities retained at the Closing to the extent that such materials were retained by Seller and relate to the Business, except where such access is prohibited by applicable Law. Seller agrees that after the Closing, Buyer or its authorized representatives may, at Buyer’s cost and expense, have access to and make copies of any books and records (including emails) (in each case, or redacted portions thereof) that have not been transferred to Buyer to the extent they relate to the Business, except where providing copies is prohibited by applicable Law. Seller and Buyer shall cooperate in a commercially reasonable manner in connection with the foregoing provisions of this Section 7.03.

SECTION 7.04. Insurance.

(a) Except (1) with respect to insurance proceeds that constitute Transferred Assets pursuant to clause (xiv) of Annex 2.02(a), or (2) as provided in Section 7.04(b) or Section 7.04(c), the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Buyer or the Business. Except as set forth in Section 7.04(b) or Section 7.04(c), as of the Closing Date, Buyer agrees to arrange for its own insurance policies (including self-insurance or similar arrangements funded directly or indirectly by Buyer or any of its Affiliates) with respect to the Business covering all periods following the Closing and, without prejudice to any right to indemnification pursuant to this Agreement or any other Transaction Document, agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business.

(b) Solely to the extent required for Buyer and its Affiliates to comply with applicable Law that requires Buyer and its Affiliates to maintain workers compensation insurance coverage for Transferred Employees for the period prior to the Closing, with respect to claims relating to acts, omissions, events or circumstances relating to Transferred Employees that occurred or existed prior to the Closing (“Pre-Closing WC Claims”) that are covered by Seller’s or its Affiliates’ workers compensation insurance policies relating to Transferred Employees (“Workers Compensation Policies”), Seller hereby authorizes Buyer, to the extent permitted by such Workers Compensation Policies, to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies and shall use commercially reasonable efforts (at Buyer’s expense), to the extent permitted by such Workers Compensation Policies, to assist Buyer’s efforts to obtain the benefit of such insurance coverage with respect to such Pre-Closing WC Claims; provided that Buyer shall keep Seller reasonably informed of each claim and Buyer shall exclusively bear and shall promptly either directly pay (in lieu of Seller or its Affiliates having to first pay) or repay or reimburse Seller or its Affiliates for the amount of each claim and related costs or expenses (including increased premiums) and for the amount of any deductibles or self-insured retentions (including captive insurance amounts) associated with any such claims under the Workers Compensation Policies and Buyer and its Affiliates shall be liable for any and all uninsured, uncovered, unavailable or uncollectible amounts of such payments; and provided further that Buyer and its Affiliates shall use commercially reasonable efforts (including prior to the Closing) to obtain, as soon as reasonably practicable, replacement insurance policies (including self-insurance) such that Buyer and its Affiliates are no longer legally required to have access to the Workers Compensation Policies. For the avoidance of doubt, nothing in this Agreement shall require Seller or its Affiliates to extend or purchase any insurance policy.

(c) Solely to the extent required for Buyer and its Affiliates to comply with applicable Law that requires Buyer and its Affiliates to maintain automobile liability insurance coverage for the Business or the Transferred Employees for the period prior to the Closing, with respect to claims relating to events or incidents relating to the Business or the Transferred Employees that occurred prior to the Closing (“Pre-Closing Auto Claims”) that are covered by Seller’s or its Affiliates’ automobile liability insurance policies relating to the Business or the Transferred Employees (“Auto Policies”), Seller hereby authorizes Buyer, to the extent permitted by such Auto Policies, to report Pre-Closing Auto Claims directly to the provider of such Auto Policies and shall use commercially reasonable efforts (at Buyer’s expense), to the extent permitted by such Auto Policies, to assist Buyer’s efforts to obtain the benefit of such insurance coverage with respect to such Pre-Closing Auto Claims; provided that Buyer shall keep Seller reasonably informed of each claim and Buyer shall exclusively bear and shall promptly either directly pay (in lieu of Seller or its Affiliates having to first pay) or repay or reimburse Seller or its Affiliates for the amount of each claim and related costs or expenses (including increased premiums) and for the amount of any deductibles or self-insured retentions (including captive insurance amounts) associated with any such claims under the Auto Policies and Buyer and its Affiliates shall be liable for any and all uninsured, uncovered, unavailable or uncollectible amounts of such payments; and provided further that Buyer and its Affiliates shall use commercially reasonable efforts (including prior to the Closing) to obtain, as soon as reasonably practicable, replacement insurance policies (including self-insurance) such that Buyer and its Affiliates are no longer legally required to have access to the Auto Policies. For the avoidance of doubt, nothing in this Agreement shall require Seller or its Affiliates to extend or purchase any insurance policy.

SECTION 7.05. Payments from Third Parties. In the event that, on or after the Closing Date, either party shall receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.06. Assurances. From and after the Closing Date, if either Buyer or Seller becomes aware that any of the Transferred Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the parties hereto shall, as soon as reasonably practicable and, subject to Section 2.02(g) and Section 2.06, ensure that such property is transferred, with any necessary prior third-party consent or approval, to:

(a) Buyer, in the case of any Transferred Asset which was not transferred at the Closing; or

(b) Seller, in the case of any Excluded Asset which was transferred at the Closing.

SECTION 7.07. Further Assurances. Subject to the terms and conditions of this Agreement, from and after the Closing Date, each party will execute and deliver, or cause its Affiliates to execute and deliver, all such documents and instruments and will take, or cause its Affiliates to take, all such further actions, in each case as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

SECTION 7.08. Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) Seller shall prepare and file all Tax Returns of the Transferred Companies or in respect of the Transferred Assets or the Business, in each case, that are due (including applicable extensions) before the Closing. Seller shall prepare all income Tax Returns of the Transferred Companies for all taxable periods ending on or before the Closing Date that are due after the Closing (“Pre-Closing Entity Tax Returns”). Seller shall prepare all Tax Returns (other than Tax Returns of the Transferred Companies) in respect of the Transferred Assets or the Business for all taxable periods ending on or before the Closing Date that are due after the Closing (“Pre-Closing Business Tax Returns” and, together with Pre-Closing Entity Tax Returns, “Pre-Closing Tax Returns”). Seller shall also prepare and file all Tax Returns for Transferred Companies that are required to be included in (or filed with) a Tax Return of an affiliated, consolidated, combined, unitary or aggregate group of which Seller or any of its Affiliates (other than a Transferred Company) is parent for Pre-Closing Tax Periods. With respect to any Pre-Closing Tax Return required to be prepared by Seller pursuant to this Section 7.08(a)(i), (1) such Pre-Closing Tax Returns shall be prepared on a basis consistent with the past practices of the Transferred Companies or with respect to the Transferred Assets or the Business, respectively, unless a different position is required by Law and the parties mutually agree on the resolution of such issue (and each party shall reasonably endeavor to reach such mutual agreement), (2) Seller shall deliver to Buyer for its review and comment, at least thirty (30) days prior to the due date for the filing of such Pre-Closing Tax Return in the case of a separate income Tax Return of the Transferred Companies, and at least ten (10) days prior to the due date for the filing of such Pre-Closing Tax Return in the case of a separate non-income Tax Return of the Transferred Companies or in respect of the Transferred Assets or the Business (in each case taking into account any applicable extensions), a copy of such Tax Return, together with any additional information that Buyer may reasonably request, and (3) Seller shall consider in good faith any reasonable comments submitted by Buyer at least fifteen (15) days prior to the due date of such Pre-Closing Tax Return in the case of a separate income Tax Return of the Transferred Companies, and at least five (5) days prior to the due date for the filing of such Pre-Closing Tax Return in the case of a separate non-income Tax Return of the Transferred Companies or in respect of the Transferred Assets or the Business (in each case taking into account any applicable extensions). If applicable, Seller shall deliver a revised Pre-Closing Tax Return to Buyer before the due date for the filing of such Pre-Closing Tax Return (taking into account any applicable extensions), and Buyer shall timely file or cause to be timely filed any Pre-Closing Tax Returns.

(ii) From and after the Closing, Buyer shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns (other than those required to be prepared by Seller pursuant to Section 7.08(a)(i)) required to be filed by the Transferred Companies, or in respect of the Transferred Assets or the Business, and any such Tax Returns of Transferred Companies for any Pre-Closing Tax Period or Straddle Period shall be prepared on a basis consistent with the past practices of the Transferred Companies as applicable, unless Buyer notifies Seller in writing that a different position is required by applicable Law, and the parties mutually agree on the resolution of such issue (and each party shall reasonably endeavor to reach such mutual agreement). With respect to any Tax Return required to be filed by Buyer for or including a Pre-Closing Tax Period, (1) Buyer shall deliver to Seller for its approval, at least thirty (30) days prior to the due date for the filing of such Tax Return in the case of an income Tax Return, and at least ten (10) days prior to the due date for the filing of such Tax Return in the case of a non-income Tax Return (in each case taking into account any applicable extensions), a statement setting forth the amount of Tax for which Seller is responsible pursuant to Section 7.08(c)(i) and a copy of such Tax Return, together with any additional information that Seller may reasonably request and (2) Buyer shall reflect on such Tax Return any reasonable comments, except to the extent such comments are inconsistent with past practice (unless the parties mutually agree that a position that is inconsistent with past practice is required by applicable Law, pursuant to this Section 7.08(a)(ii)), submitted by Seller at least fifteen (15) days prior to the due date of such Tax Return in the case of an income Tax Return, and at least five (5) days prior to the due date for the filing of such Tax Return in the case of a non-income Tax Return (in each case taking into account any applicable extensions). Any Tax Return of a Transferred Company for a Tax period that would otherwise be a Straddle Period shall, to the extent permitted by applicable Law, be filed on the basis that the relevant Tax period ended as of the close of business on the Closing Date.

(iii) Unless otherwise required by Law (as mutually agreed to by Buyer and Seller (and each party shall reasonably endeavor to reach such mutual agreement)), neither Buyer nor any of its Affiliates (including any Transferred Company) shall file an amended Tax Return or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to any Transferred Company, the Transferred Assets or the Business for a Pre-Closing Tax Period (or a Straddle Period), to the extent such amendment, waiver or extension would reasonably be expected to increase Seller’s liability for Taxes under this Agreement, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed.

(iv) All Taxes due and payable with respect to Tax Returns described in Section 7.08(a) will be paid by the filer, subject to reimbursement by the other party pursuant to Section 7.08(c); provided that, with respect to any Tax Return described in Section 7.08(a)(ii) for any Pre-Closing Tax Period or any Straddle Period and any Tax Return described in Section 7.08(a)(i) that is to be filed by Buyer, Seller shall pay any

Excluded Taxes or any Taxes that are Excluded Liabilities, in each case relating to such Tax Return, to Buyer no later than five (5) days prior to the due date for the filing of such Tax Return.

(v) If Seller and Buyer are unable to resolve any disagreement with respect to any Tax Return prepared by Seller pursuant to Section 7.08(a)(i) or prepared by Buyer pursuant to Section 7.08(a)(ii), in each case, prior to the due date (taking into account any extension validly obtained) of such Tax Return, such Tax Return will be filed as proposed by Seller (in the case of a Tax Return prepared by Seller pursuant to Section 7.08(a)(i)) or as proposed by Buyer (in the case of a Tax Return prepared by Buyer pursuant to Section 7.08(a)(ii)), and any open issues shall be referred to the Accounting Firm promptly after the filing of such Tax Return for review and resolution (in accordance with the procedure set forth in Section 2.04). If Seller and Buyer are unable to mutually agree that an item or action is required by applicable Tax Law, such disagreement shall be referred to the Accounting Firm promptly for review and resolution (in accordance with the procedure set forth in Section 2.04). Any reimbursement or indemnification payment required under this Section 7.08 shall be adjusted to reflect the resolution of the Accounting Firm.

(b) Refunds.

(i) Refunds. Seller shall be entitled to retain, or receive prompt payment from Buyer or any of its subsidiaries or Affiliates (including the Transferred Companies) of, any refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) received or realized in cash with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Business for any Pre-Closing Tax Period (other than Transfer Taxes, but including any VAT for which Seller is responsible pursuant to Section 2.06(e)), including any such amounts arising by reason of amended Tax Returns filed after the Closing Date, but only to the extent that (A) such refund (or credit) is not the result of an event that occurred after the Closing Date, and (B) such refund (or credit) is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Tax Period or, in the case of a refund (or credit) of Taxes for a Straddle Period, the use of any such item arising in a Post-Closing Tax Period. In connection with the foregoing, if Seller determines that any of the Transferred Companies is entitled to file or make a formal or informal claim for a refund (to which Seller would be entitled under the first sentence of this Section 7.08(b)(i)) of Taxes (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period (other than Transfer Taxes or VAT, but including any VAT for which Seller is responsible pursuant to Section 2.06(e)), Seller shall be entitled, at Seller’s expense, to file or make, or to request that Buyer cause the applicable Transferred Company to file or make, such formal or informal claim for refund, and Seller shall be entitled to control the prosecution of such claim for refund, provided that Seller shall not take any action in connection therewith that would bind Buyer or any of its Affiliates (including any Transferred Company) for a Post-Closing Tax Period or otherwise adversely affect Buyer or any of its Affiliates (including any Transferred Company). Buyer will cooperate, and cause the Transferred Companies to cooperate, with respect to such claim for refund, and will pay, or cause the relevant Transferred Company to pay, to Seller the amount (including interest received from any Taxing Authority) of any related refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) (to which Seller would be entitled under the first sentence of this Section 7.08(b)(i)) received or realized in cash by Buyer or any Affiliate thereof (including any Transferred Company), net of any unreimbursed costs incurred by Buyer and its Affiliates in respect of such refund and reduced by the amount of any Taxes arising or that would arise as a result of the receipt of such refund or interest thereon, within five (5) days of receipt (or realization in cash) thereof. Buyer and the Transferred Companies shall be entitled to retain, or receive prompt payment from Seller with respect to, any other refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Business. Notwithstanding any other provision, (x) Seller shall be entitled to any refund, credit or reimbursement for any Transfer Taxes arising from, or relating to, the Internal Restructuring Steps, and (y) Buyer shall be entitled to any refund, credit or reimbursement for any Transfer Taxes or VAT arising from, or relating to, any Transfer Taxes or VAT imposed on the transfer of the Transferred Equity Interests and the Transferred Assets to Buyer and assumption of the Assumed Liabilities by Buyer.

(ii) For the avoidance of doubt, any Tax basis, net operating loss, credit or other item that reduces Taxes paid or payable that may exist in any Transferred Company in a Post-Closing Tax Period or may be carried forward to a Post-Closing Tax Period shall be for the account of Buyer.

(c) Tax Indemnification.

(i) Seller shall indemnify, defend and hold Buyer and its Affiliates (including the Transferred Companies) harmless from and against all liability for Excluded Taxes; and

(ii) Buyer and its Affiliates (including the Transferred Companies) shall indemnify, defend and hold Seller and its Affiliates harmless from and against: (A) for any Post-Closing Tax Period (x) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) of the Transferred Companies and (y) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) with respect to the Transferred Assets or the Business, in the case of each of clauses (x) and (y), other than any such Tax liabilities that are Excluded Taxes, (B) all liability for Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(a), (C) all Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) attributable to a Buyer Tax Act, unless such Buyer Tax Act is effected with the written consent of Seller, (D) Tax liabilities (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Tax liabilities) attributable to any breach by Buyer or its Affiliates (including, after the Closing, any Transferred Company) of any covenant or other agreement hereunder, or (E) any Taxes (which shall include any costs and expenses, including reasonable legal fees and expenses, attributable to such Taxes) imposed with respect to the excess of, if any, (x) any amount required to be included by Seller or any of its Affiliates in income under Section 951(a) of the Code with respect to a Transferred Company for the tax year of Seller or such Affiliate that includes the Closing Date, over (y) the amount that would have been required to be included by Seller or any of its Affiliates in income under Section 951(a) of the Code with respect to a Transferred Company for the tax year of Seller or such Affiliate that includes the Closing Date had the taxable year of such Transferred Company ended on the Closing Date;

(iii) In the case of any Straddle Period:

(1) The periodic Taxes of the Transferred Companies and Seller and Selling Affiliates that are not based on income or receipts (e.g., property Taxes) for the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax period; and

(2) Taxes of the Transferred Companies and Seller and Selling Affiliates for the Pre-Closing Tax Period, other than Taxes described in Section 7.08(c)(iii)(1) above, shall be computed as if such Tax period ended as of the close of business on the Closing Date and, in the case of any Taxes of the Transferred Companies and Seller and Selling Affiliates attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity, as if the Tax period of such partnership or other “flowthrough” entity ended as of the close of business on the Closing Date.

(iv) Any indemnity payment required to be made pursuant to this Section 7.08(c) shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) business days prior to the date on which the relevant Taxes are required to be paid to the applicable Taxing Authority.

(v) Any indemnification payment made pursuant to this Section 7.08(c) shall be treated as an adjustment to the Purchase Price, for Tax purposes, unless otherwise required by applicable Tax Law. Each party shall notify the other party if it receives notice that any Taxing Authority proposes to treat any indemnification payment made pursuant to this Section 7.08(c) as other than an adjustment to the Purchase Price for Tax purposes, or if it otherwise determines that an indemnification payment under this Section 7.08(c) is required by applicable Tax Law to be treated as other than an adjustment to the Purchase Price for Tax purposes.

(d) Tax Contests.

(i) Buyer shall notify Seller within ten (10) business days of a Tax Proceeding for a Pre-Closing Tax Period with respect to a Transferred Company, provided that the failure to so notify Seller shall not affect Seller’s indemnification obligation under Section 7.08(c) except to the extent of any material prejudice actually incurred by Seller.

(ii) With respect to any Tax Proceeding relating to (A) a Pre-Closing Tax Period with respect to a Transferred Company, the Transferred Assets or the Business (other than a Straddle Period or a Tax Proceeding with respect to any Transfer Taxes or VAT, but including any Tax Proceeding with respect to any VAT for which Seller is responsible pursuant to Section 2.06(e)) or (B) a consolidated Tax Return of which Seller or any of its subsidiaries (other than a Transferred Company) is the common parent, Seller may choose in its sole discretion (at its expense) to control all Tax Proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding, provided that, to the extent such Tax Proceeding or the resolution or settlement thereof could have an impact on Buyer or any of its Affiliates (including the Transferred Companies) after the Closing Date, (x) Seller shall provide Buyer with a timely and reasonably detailed account of each phase of such Tax Proceeding and shall consult with Buyer before taking any significant action in connection with such Tax Proceeding and (y) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(iii) With respect to any Tax Proceeding relating to a Straddle Period with respect to a Transferred Company, the Transferred Assets or the Business, Buyer may choose in its sole discretion (at its expense) to control all Tax Proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding, provided that, to the extent such Tax Proceeding or the resolution or settlement thereof could have an impact on Seller or any of its Affiliates with respect to the Pre-Closing Tax Period resulting in an increase of Seller’s liability for Taxes pursuant to this Agreement, (x) Buyer shall provide Seller with a timely and reasonably detailed account of each phase of such Tax Proceeding and shall consult with Seller before taking any significant action in connection with such Tax Proceeding and (y) Buyer shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld.

(iv) Except as otherwise provided in Section 7.08(d)(ii) and Section 7.08(d)(iii), Buyer shall exclusively control all Tax Proceedings with respect to the Transferred Companies or otherwise relating to the Transferred Assets or the Business. Notwithstanding anything in Section 7.08(d)(ii) to the contrary, Buyer shall have the exclusive right to control any Tax Proceeding described in Section 7.08(d)(i) if Seller fails to, or notifies Buyer in writing that Seller elects not to, defend such Tax Proceeding.

(v) Buyer, the Transferred Companies and each of their respective Affiliates, on the one hand, and Seller and its respective Affiliates, on the other hand, shall cooperate in contesting any Tax Proceeding, which cooperation shall include the retention and, upon request, the provision to the requesting party of records and information which are reasonably relevant to such Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Proceeding. Buyer and Seller shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.08(d).

(e) Miscellaneous.

(i) Section 338(g) Elections.

(1) Notwithstanding anything herein to the contrary and to the extent permitted by applicable Law, Buyer may, in its sole discretion, make or cause to be made an election under Section 338(g) of the Code (a “Section 338(g) Election”) with respect to any Transferred Company set forth on Schedule 7.08(e)(i)(1) to the Disclosure Letter (the “Section 338(g) Transferred Companies”), and Buyer shall notify Seller promptly following the making of a Section 338(g) Election with respect to any Section 338(g) Transferred Company and shall deliver to Seller a copy of IRS Form 8023.

(2) With respect to any of the Transferred Companies that is characterized as a foreign corporation for U.S. federal income tax purposes and in respect of which a Section 338(g) Election has not been made pursuant to Section 7.08(e)(i)(1), from the date of the Closing through the end of the taxable period of such entity that includes the Closing Date, Buyer shall not, and shall cause its Affiliates (including the Transferred Companies) not to, enter into any extraordinary transaction with respect to such Transferred Companies or otherwise take any action or enter into any transaction that would be considered under the Code to consummate the payment of an actual or deemed dividend by such Transferred Company, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign Tax credits that, absent such transaction may be claimed by Seller or any of its Affiliates.

(ii) Each of Buyer and Seller shall, and shall cause their Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information (including making its officers, directors, employees and agents available on a mutually convenient basis to provide an explanation of any documents or information provided) related to the Transferred Companies or the Transferred Assets as either of them may request that is reasonably necessary in (x) the preparation and filing of any Tax

Return, amended Tax Return, or claim for refund, (y) determining a liability for Taxes or an indemnity obligation under Section 7.08(c) or a right to refund of Taxes, or (z) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information (including tax attributes such as earnings and profits and foreign tax credits), which any such party may possess. Each party to this Agreement shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. Notwithstanding anything herein to the contrary, Seller shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any consolidated Tax Return and Buyer shall not be required to provide Seller with a copy of, or otherwise disclose the contents of, any consolidated Tax Return.

(iii) Notwithstanding anything herein to the contrary, indemnification for any and all Taxes, any claims with respect to Taxes, and the procedures with respect to claims for Taxes (in each case other than any Taxes referenced in, described in, or governed by Section 3.13 or Article VIII) shall be governed exclusively by this Section 7.08 and Sections 2.06(a), (b), (d) and (e) and 10.01 and shall not be governed by the provisions of Article X (other than Section 10.01), and for the avoidance of doubt, none of Annexes 2.02(a)-(d) shall govern or apply to Tax assets or Tax liabilities.

(iv) Notwithstanding anything in this Agreement to the contrary and except as set forth on Schedule 7.08(e)(iv) to the Disclosure Letter, Seller shall terminate (or cause to be terminated) on or before the Closing Date all Tax sharing, allocation, indemnity or similar agreements or arrangements (other than this Agreement or any other Transaction Documents), if any, to which any of the Transferred Companies, on the one hand, and any Person (other than the Transferred Companies), on the other hand, are parties to, and neither Buyer nor any of the Transferred Companies or their respective Affiliates shall have any obligations thereunder after the Closing.

(f) Survival. The obligation to indemnify and hold harmless pursuant to Section 7.08(c) shall survive the consummation of the transactions contemplated hereby until sixty (60) days following the expiration of the applicable statute of limitations except for such claims for indemnification asserted prior to such date, which claims (and, if applicable, any representation or warranty the breach of which gives rise to such claim) shall survive until final resolution thereof.

SECTION 7.09. Ancillary Agreements. At the Closing, Buyer and Seller shall enter into, execute and deliver the Transition Services Agreement, substantially in the form attached as Exhibit G-1 (the “Transition Services Agreement”), the Master Manufacturing and Supply Agreement, substantially in the form attached as Exhibit H (the “Master Manufacturing and Supply Agreement”), the Trademark License Agreement (Buyer as Licensee), substantially in the form attached as Exhibit I-1 (the “Trademark License Agreement 1”), the Trademark License Agreement (Seller as Licensee), substantially in the form attached as Exhibit I-2 (the “Trademark License Agreement 2”), and the Sorting Service Agreement, substantially in the form attached as Exhibit N (the “Sorting Service Agreement”). Trademark License Agreement 1 and Trademark License Agreement 2 are collectively referred to as the “Trademark License Agreements”. Between the date hereof and the Closing, the parties shall negotiate in good faith to agree on the fees for the services to be provided pursuant to the Transition Services Agreement based on the principles set forth in Exhibit G-2.

SECTION 7.10. Bulk Transfer Laws. Buyer hereby waives compliance by Seller and the Selling Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions. For the avoidance of doubt, the preceding sentence shall not limit the parties’ obligations hereunder with respect to the conveyance of the Transferred Assets to Buyer.

SECTION 7.11. Non-Solicitation of Employees; Non-Competition.

(a) For a period of one (1) year following the Closing Date, without the prior written consent of Buyer, none of Seller or any of its subsidiaries shall, directly or indirectly, solicit for employment, hire or employ any Transferred Employee, or any employee of the Business immediately prior to the Closing who has a title of Vice President or above (a “Restricted Employee”), in each case, except as required by applicable Law; provided that (i) Seller and its subsidiaries shall not be restricted from engaging in general or public solicitations or advertising (including using recruiting agencies) not targeted at any such Persons described above and (ii) this covenant shall not apply to any Transferred Employee who is terminated by Buyer. Buyer agrees that if Seller requests that Buyer waive the restrictions set forth in this Section 7.11(a) with respect to a Restricted Employee, Buyer shall consider such request in good faith.

(b) For a period of one (1) year following the Closing Date, without the prior written consent of Seller, none of Buyer or any of its subsidiaries shall, directly or indirectly, solicit for employment, hire or employ any employee of Seller or its Affiliates who is set forth on Schedule 7.11(b) (a “Seller Restricted Employee”), in each case, except as required by applicable Law; provided that (i) Buyer and its subsidiaries shall not be restricted from engaging in general or public solicitations or advertising (including using recruiting agencies) not targeted at any such Persons described above and (ii) this covenant shall not apply to any Seller Restricted Employee who is terminated by Seller. Seller agrees that if Buyer requests that Seller waive the restrictions set forth in this Section 7.11(b) with respect to a Seller Restricted Employee, Seller shall consider such request in good faith.

(c) For a period of two (2) years following the Closing Date, without the prior written consent of Buyer, Seller agrees not to, and not to permit any of its subsidiaries to, engage anywhere in the world, or own an interest in any Person who engages anywhere in the world, in the manufacturing or sale of products that directly compete with the Products; provided, however, that nothing herein shall preclude Seller or any of its subsidiaries from:

(i) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a business activity that would otherwise violate this Section 7.11(c) (a “Competing Business”) if such Competing Business generated less than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(ii) owning twenty percent (20%) or less of the outstanding securities of any Person who may be engaged in the Business;

(iii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business if (A) such Competing Business generated twenty percent (20%) or more (but in no event greater than forty percent (40%)) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Seller, within one (1) year after the consummation of such acquisition, discontinues, or enters into a definitive agreement to cause the divestiture of, a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 7.11(c) would not operate to restrict such ownership;

(iv) exercising its rights or performing or complying with its obligations under or as contemplated by this Agreement or any of the Transaction Documents; or

(v) entering into or participating in a joint venture, partnership or other strategic business relationship with any Person engaged in a Competing Business, if such joint venture, partnership or other strategic business relationship does not engage in the Competing Business.

(d) The parties acknowledge that the restrictions contained in this Section 7.11 are reasonable in scope and duration. The parties further acknowledge that the restrictions contained in this Section 7.11 are necessary to protect Buyer’s significant investment in the Business, including its goodwill. It is the desire and intent of the parties that the provisions of this Section 7.11 be enforced to the fullest extent permissible under applicable Law. If any covenant in this Section 7.11 is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of a Governmental Entity of competent jurisdiction, the parties agree that: (i) such determination will not affect the validity or enforceability of (A) the offending term or provision in any other situation or in any other jurisdiction or (B) the remaining terms and provisions of this Section 7.11 in any situation in any jurisdiction; (ii) the offending term or provision will be reformed rather than voided and the Governmental Entity making such determination will have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 7.11 enforceable to the fullest extent permitted by applicable Law; and (iii) the restrictive covenants set forth in this Section 7.11 will be enforceable as so modified.

SECTION 7.12. Confidentiality.

(a) Each party acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of each of (1) that certain confidentiality agreement between Buyer and Seller, dated as of December 2, 2016 (the “Business Confidentiality Agreement”), and (2) that certain confidentiality agreement between Buyer and Seller, dated as of April 5, 2017 (together with the Business Confidentiality Agreement, the “Confidentiality Agreements”), the terms of which are incorporated herein by reference in their entirety and shall, subject to the following sentence, survive the Closing; provided that actions taken by the parties to the extent necessary in order to comply with their respective obligations under Section 6.05 hereunder shall not be deemed to be in violation of this Section 7.12 or of the Confidentiality Agreements; provided that the foregoing shall not affect Section 6.05(b) to the extent that Section 6.05(b) specifies that it is subject to this Section 7.12 or the Confidentiality Agreements. Effective upon, and only upon, the Closing, the Business Confidentiality Agreement shall terminate with respect to information relating solely to the Business, the Transferred Companies, the Transferred Assets and the Assumed Liabilities; provided, further, that Buyer acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the Selling Affiliates, the Transferred Companies or any of their respective Affiliates or Representatives, concerning Seller or any of its Affiliates (other than solely with respect to the Business, the Transferred Companies, the Transferred Assets and the Assumed Liabilities) shall continue to remain subject to the terms and conditions of the Business Confidentiality Agreement (but subject to the term therein).

(b) For two (2) years after the Closing, unless Buyer has otherwise consented in writing, Seller agrees to, and shall cause its subsidiaries and shall instruct its Representatives to, retain in confidence, and not use, any and all confidential or proprietary information to the extent relating to the Business and the Transferred Assets (collectively, “Confidential Business Information”), and not disclose such Confidential Business Information to any other Person; provided that Confidential Business Information shall not include any information (i) which is or becomes generally available to the public other than as a result of disclosure in violation of this Section 7.12(b), (ii) that Seller or any of its Affiliates receives after the Closing from a source that is not, to the knowledge of Seller, under any obligation of confidentiality with respect to such information, or (iii) that is independently developed by or on behalf of Seller or any of its Affiliates without reference to or use of such Confidential Business Information. In addition, the foregoing will not prohibit Seller or its Affiliates from disclosing Confidential Business Information which is required by applicable Law or order of a Governmental Entity or rule or policy of any securities exchange to be disclosed. The parties acknowledge and agree that (x) Seller and its Affiliates currently, and, subject to Section 7.11(c), may continue following the Closing to, maintain and expand business and commercial relationships (whether as a customer, supplier or otherwise) with the same Persons, and engage in commercial relationships with such Persons and with Buyer and the other Transferred Companies, and, subject to Section 7.11(c), may employ, or continue to employ, individuals who previously worked in or with the Business and possess knowledge and Know-How used in, relating to, or arising from the Business and (y)

nothing in this Section 7.12(b) shall prohibit or restrict the maintenance or expansion of any such relationships or employment of any such individuals. In addition, the foregoing shall not prohibit the use or disclosure of such Confidential Business Information to the extent reasonably necessary to comply with the terms of, or perform under, any of the Transaction Documents or any Transferred Contract or Commingled Contract that has not been assigned or transferred to Buyer or its Affiliates. Furthermore, the provisions of this Section 7.12(b) will not prohibit any use or disclosure in connection with the preparation and filing of financial statements with a Governmental Entity (including the U.S. Securities and Exchange Commission) or Tax Returns of Seller or its Affiliates or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

SECTION 7.13. Replacement of Guarantees.

(a) For purposes of this Agreement, “Guarantee” means any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment.

(b) Following the Closing, Buyer and Seller will reasonably cooperate with one another so that Buyer will obtain, or cause an Affiliate of Buyer to provide or obtain, replacement Guarantees with respect to each Guarantee issued by Seller or an Affiliate of Seller for the benefit of any Transferred Company or with respect to any Transferred Asset or Assumed Liability that was not replaced on or prior to the Closing Date (each, an “Existing Guarantee”). Buyer and Seller shall reasonably cooperate to obtain any necessary release of Seller and its Affiliates from such Existing Guarantees in form and substance reasonably satisfactory to Buyer and Seller.

SECTION 7.14. Other Covenants. Buyer agrees to perform or comply with the matters set forth on Schedule 7.14(a) to the Disclosure Letter. Each of Seller and Buyer shall, and shall cause each of its Affiliates to, comply with the applicable obligations set forth on Schedule 7.14(b) to the Disclosure Letter.

ARTICLE VIII

Employees

SECTION 8.01. Employee Benefits Matters. (a) From and after the date of this Agreement until the Closing Date, Buyer shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Employee of the Business whether relating to employee benefits, post-Closing terms of employment or otherwise; provided that this sentence shall not apply to any (i) offer letters or other individual communications regarding post-Closing employment of Employees of the Business (including proposed terms of employment, compensation and employee benefits, or role and organizational structure) or (ii) individual conversations or communications regarding matters not covered by any of the Transaction Documents.

(b) To the extent permitted by applicable Law and as soon as practicable, but in no event later than five (5) business days after the date of this Agreement, Seller shall provide Buyer with a list on Schedule 8.01(b)(i) to the Disclosure Letter containing an identification number (with the corresponding names tying to these identification numbers to be provided concurrently to one person Buyer specifies), date of hire, position, location, and base salary, wage rate and bonus opportunity (and, in no event later than thirty (30) calendar days after the date of this Agreement, for sales employees, sales incentive targets, as well as actual sales incentive paid during the prior fiscal year), employee benefit plan participation, outstanding equity awards (including vesting schedule and exercise price, as applicable), expatriate status and any additional information that is necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time, as applicable, of each individual identified by Seller as expected to be an Employee of the Business, and Seller shall update such information periodically prior to the Closing Date to reflect new hires, leaves of absence and employment terminations and any other material changes thereto and provide copies of such updated lists and information to Buyer. In addition, Seller shall periodically update Schedule 1.01(b) to the Disclosure Letter to reflect (i) any new hires and employment terminations permitted pursuant to Section 6.01(b)(iii), and (ii) any other employee of Seller and its Affiliates proposed by Seller to be an “Employee of the Business”; provided that, in the case of clause (ii), if Buyer objects to any such addition proposed to be made to such schedule by Seller, such addition shall be reviewed and agreed by the Vice President of Human Resources, MITG of Seller and the Senior Vice President, HR Bus Partner Medical of Buyer and if the Vice President of Human Resources, MITG of Seller and the Senior Vice President, HR Bus Partner Medical of Buyer cannot agree, then such addition shall not be included. With respect to those Transferred Companies set forth on Schedule 8.01(b)(ii) to the Disclosure Letter, Buyer and Seller will use commercially reasonable efforts to establish or ensure continuation of (as applicable) for each such Transferred Company payroll, human resources and employee benefit administration Contracts and processes, effective as of or prior to the Closing.

(c) Prior to the Closing, Seller shall, or shall cause its Affiliates to, take all actions necessary to transfer the employment of any individual who is employed by a Transferred Company and who is not an Employee of Business to Seller or any of its Affiliates (other than the Transferred Companies), as designated by Seller. In the event the employment of an Employee of the Business does not automatically transfer to Buyer or its Affiliates upon the occurrence of the Closing by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer, (i) Seller shall take, or cause its respective Affiliates to take, all actions required in accordance with applicable Law in respect of the transfer of employment of such Employees of the Business to Buyer or one of its Affiliates, and Seller shall encourage each Employee of the Business to accept any offers of employment pursuant to this Section 8.01(c) in its communications with such individuals; provided that, for the avoidance of doubt, nothing herein shall be interpreted as requiring Seller or any of its subsidiaries to provide any such Employee of the Business with any additional compensation or benefits or otherwise incur any material liability; and (ii) not less than ten (10) business days prior to the Closing, Buyer or one of its Affiliates will offer employment, effective at 12:01 a.m., local time, on the Closing Date (the “Transfer Time”), to such Employee of the Business in accordance with this Agreement. Offers pursuant to this Section 8.01(c) shall (A) be for a position commensurate with the skills and experience of such Employee of the Business and at a geographic work location within fifty (50) miles of the applicable Employee of the Business’ primary work location immediately prior to the Closing Date (or, to the extent applicable in jurisdictions other than the United States, within such lesser radius as is necessary to ensure severance is not due in connection with such relocation), and (B) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits). With respect to any Employee of the Business to whom Buyer or one of its Affiliates is required to make an offer of employment pursuant to this Section 8.01(c), and who, as of the Closing Date, is on approved leave of absence from work with Seller or its Affiliates (each, an “Inactive Employee”), Buyer shall offer employment to such individual on the earliest practicable date following the return of such individual to work with Seller and its Affiliates and otherwise on terms and conditions consistent with this Section 8.01; provided that such employee returns to work within one hundred eighty (180) days following the Closing Date or such later time as required by applicable Law or the terms of the applicable Collective Bargaining Agreement upon presenting themselves for duty to the Business. Seller shall promptly notify Buyer of the occurrence and end of any such leave of absence. In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to (1) the Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (2) the Transfer Time shall be deemed to be references to 12:01 a.m., local time, on the date that such individual becomes a Transferred Employee. In any jurisdiction where the employment of an Employee of the Business can transfer automatically to Buyer and its Affiliates upon the occurrence of the Closing by operation of Law or pursuant to the transfer (directly or indirectly) of the Transferred Equity Interests to Buyer, Buyer and Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Employee of the Business will transfer to Buyer or its Affiliates automatically as of the Transfer Time. Seller shall provide a list to Buyer of each Inactive Employee no later than ten (10) business days prior to the Closing and shall update such list as of the Closing.

(d) Buyer or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Seller and the Selling Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of (i) Buyer’s breach of its obligations under this Article VIII, including any failure of Buyer to provide to U.S. Transferred Employees the benefits described in Section 8.01(e), (ii) Buyer making an offer to an Employee of the Business that does not meet the requirements of (A) Section 8.01(e) with respect to an Employee of the Business in the United States or (B) Section 8.01(j)(i) with respect to an Employee of the Business outside of the United States (whether or not located in a Specified Non-U.S. Jurisdiction), or (iii) any claims for severance or other separation benefits in connection with the involuntary termination of employment by Buyer or its Affiliates of any Transferred Employee after the Transfer Time. Seller or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, not arising out of Buyer’s breach of its obligations under this Article VIII or under clause (ii) or (iii) above, including any such claim arising out of (A) the applicable Employee of the Business’ refusal to accept an offer of employment made in compliance with this Article VIII from (or to commence employment with), or objection to the automatic transfer of employment to, Buyer or its Affiliates, and (B) any claims made by any Employee of the Business in China or other jurisdictions for any statutory severance or other separation benefits (including statutory economic compensation and statutory compensation payable in respect of accrued but not yet taken vacation days or other paid time off for the calendar year in which the Closing Date occurs) that arise as a result of any such employee who accepts an offer of employment from Buyer or any of its Affiliates making a request that such severance or other separation benefits be paid or provided by Seller or any of its subsidiaries. Buyer shall not encourage any Employee of the Business regarding a request described in the immediately preceding sentence, and in the event an Employee of the Business asks Buyer a question regarding such request, Buyer shall refer such Employee of the Business to an applicable representative of Seller with respect to such request.

(e) With respect to U.S. Transferred Employees, during the Benefits Continuation Period, Buyer or its Affiliates (i) shall provide to each Transferred Employee a total compensation opportunity and employee benefits that are no less favorable, in the aggregate, than those in effect for such Transferred Employee as of immediately prior to the Closing Date; provided that Buyer shall provide such Transferred Employee no less favorable base salary, wage rate and bonus opportunity, as applicable, than as set forth on Schedule 8.01(b)(i) to the Disclosure Letter (as so updated by Seller immediately prior to the Closing Date); and (ii) shall provide each Transferred Employee an office within a commute of no more than fifty (50) miles from his or her office as of immediately prior to the Closing Date; provided that, if a relocation beyond that distance is required and such Transferred Employee’s employment terminates as a result of his or her desire not to accept such a relocation, such Transferred Employee shall receive the severance benefits at the level set forth in Section 8.01(f). Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Buyer or any of its Affiliates to continue the employment of any U.S. Transferred Employee for any period after the Closing Date; provided that such employee shall receive the severance benefits set forth in Section 8.01(f) if terminated under the circumstances described therein. For avoidance of doubt, Buyer may satisfy its obligations under this Section 8.01(e) by providing cash payments or other benefits in lieu of equity compensation benefits.

(f) With respect to U.S. Transferred Employees, during the Benefits Continuation Period, in the event of a termination of any Transferred Employee’s employment by Buyer or its Affiliates without cause (as reasonably determined by Buyer or its Affiliate), Buyer or its Affiliates shall provide severance benefits to such Transferred Employee that are no less favorable than those severance or termination benefits applicable to such Transferred Employee as set forth on Schedule 8.01(f) to the Disclosure Letter; provided that such severance benefits shall be provided only if the Transferred Employee executes (and does not revoke) a release of claims in favor of Seller, Buyer and their respective Affiliates in a form reasonably satisfactory to Buyer.

(g) With respect to U.S. Transferred Employees, effective from and after the Transfer Time, Buyer or its Affiliates shall (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees (the “Buyer Plans”), service with Seller and the Selling Affiliates prior to the Transfer Time to the extent such service was recognized under the corresponding Business Employee Benefit Plan covering such Transferred Employees, including for purposes of eligibility, vesting and benefit levels and accruals, in each case, except (A) where it would result in a duplication of benefits or (B) with respect to newly established Buyer Plans that do not provide credit for past service to such similarly situated employees of Buyer and its Affiliates and in which at least a comparable number of similarly situated of employees of Buyer and its Affiliates (other than the Transferred Employees or newly hired employees) participate, (ii) waive any preexisting condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Listed Plan, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transfer Time for the plan year in which the Closing occurs.

(h) Seller shall pay to the Transferred Employees or reimburse Buyer for amounts Buyer or its subsidiaries pay to the Transferred Employees for all base salary, wages, commissions or other amounts (but not including any annual bonuses or incentives) in respect of services performed by each Employee of the Business for Seller or its Affiliates that are earned and accrued but unpaid as of the Transfer Time, as applicable, in each case, to be paid as soon as administratively practicable after the Transfer Time or as required by law, but in no event later than thirty (30) business days after the Transfer Time. To the extent required by applicable Law, Seller shall timely pay to the Transferred Employees all accrued but unpaid vacation, personal and sick time (“PTO”) for periods prior to the Transfer Time. If permitted by applicable Law (and, if only permitted by applicable Law with consent, Seller shall not be required to seek or obtain consent), Seller shall provide Buyer with a list of all accrued but unused PTO for each Transferred Employee and shall transfer to Buyer an amount sufficient to pay the costs of such PTO based on each such Transferred Employee’s compensation at the Transfer Time, in each case, as soon as practicable following the Transfer Time. Buyer will cooperate in good faith with Transferred Employees with respect to PTO commitments purchased or reserved by such Transferred Employees prior to the applicable Transfer Time in respect of periods occurring subsequent to such applicable Transfer Time, it being understood that any such PTO commitments ultimately honored by Buyer shall count against the applicable Transferred Employee’s paid time off accrued during his or her service with Buyer or be unpaid.

(i) Subject to Seller providing all reasonably necessary support and information in a timely manner, no later than the Closing Date, Buyer shall establish or cause to be established (or utilize existing Buyer Plans), at its own expense, all necessary retirement, pension, employee welfare and employee benefit plans for Transferred Employees, as applicable. Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of Seller or the applicable Affiliate and shall cease to participate in any Business Employee Benefit Plan (other than any Assumed Benefit Plan) as an active employee. Other than with respect to a government-sponsored benefit plan, (i) Seller shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, prior to or as of the Transfer Time and (ii) Buyer shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, after the Transfer Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits. Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Transfer Time by any Transferred Employee. Buyer and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Transfer Time by any Transferred Employee. A claim for workers compensation benefits shall be deemed to be incurred on the date the injury giving rise to the claim occurs.

(j) Notwithstanding any other provision of this Section 8.01 to the contrary, during the applicable Benefits Continuation Period (or such longer period required by applicable Law), Buyer or its Affiliates shall provide: (i) each Non-U.S. Transferred Employee (other than a Non-U.S. Employee located in a Specified Non-U.S. Jurisdiction) with (A) terms and conditions of employment (including seniority and other service credit) that, individually, are no less than as required by applicable Law, and in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time and (B) amounts (and, to the extent required by applicable Law, types) of compensation and benefits (including severance and equity compensation benefits) that, individually, are no less than as required by applicable Law and, in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time (clauses (A) and (B), collectively, the “Non-U.S. Employment Terms”); and (ii) each Non-U.S. Transferred Employee who is located in any jurisdiction set forth in Schedule 8.01(j) to the Disclosure Letter (each, a “Specified Non-U.S. Jurisdiction”) with, at Buyer’s election, either (A) the applicable Non-U.S. Employment Terms or (B) as long as Buyer maintains each such Non-U.S. Transferred Employee’s base compensation or wages and otherwise provides terms and conditions of employment (including seniority and other service credit) as required by applicable Law, such different standard of compensation opportunities and employee benefits as determined by Buyer; provided that, to the extent that such Non-U.S. Transferred Employee becomes entitled to severance benefits as a result of Buyer’s election to not provide the Non-U.S. Employment Terms, Buyer shall be liable for the payment of all such severance benefits consistent with Sections 8.01(d)(ii) and

8.01(d)(iii). For the avoidance of doubt, Buyer may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits. Without limiting the generality of Section 8.01 or Buyer’s obligations hereunder, with respect to Transferred Employees covered by Collective Bargaining Agreements, effective from and after the Transfer Time, Buyer or one of its Affiliates shall comply with applicable Law concerning Collective Bargaining Agreements in the context of this Agreement.

(k) Seller shall, and shall cause its Affiliates to, comply in all material respects with all appropriate requirements and procedures in connection with any information and consultation processes required by applicable Law in relation to the Transaction in those jurisdictions set forth on Schedule 8.01(k) to the Disclosure Letter (the “Consultation Processes”) and shall convene meetings of the appropriate Employee Representatives as soon as reasonably practicable with a view to obtaining expeditious delivery of any required works council or other Employee Representative opinions and completing the Consultation Processes. Seller shall keep Buyer regularly informed of the status of material matters relating to the Consultation Processes, including the delivery of the opinions of any Employee Representatives and furnishing Buyer promptly of copies of notices or details of any substantive material communications obtained by Seller, whether orally or in writing, as part of the Consultation Processes. Without limiting the generality of the foregoing, Seller undertakes to inform Buyer in writing as soon as possible (and in any event no later than two (2) business days) after any of the Consultation Processes has been completed. Buyer agrees to cooperate and use its commercially reasonable efforts to assist Seller in effecting the Consultation Processes, including providing such information (including information in respect of Buyer’s employee benefit plans, if any) to, and attending such meetings with, the applicable Employee Representatives, in each case, as may be required by applicable Laws or practices or as may be reasonably requested by Seller or such Employee Representatives or their respective agents or advisors in connection with the Consultation Processes.

(l) If any Employee of the Business requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or its Affiliates, Buyer shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Transfer Time (and Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to transfer any such permit, pass or other approval to Buyer, to the extent permitted by applicable Law and to cooperate with Buyer or its applicable Affiliate with respect to any ongoing approval processes). Notwithstanding the foregoing, to the extent permitted by applicable Law or any Collective Bargaining Agreement, in the event an applicable work permit for an Employee of the Business is not in place with Buyer or its Affiliate as of the Transfer Time, such Employee of the Business shall be treated as an Inactive Employee hereunder; provided, however, that Buyer shall, and shall cause its Affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit; provided, further, that Seller shall not be obligated to provide for the services of such Employee of the Business to be made available to Buyer or any substitute for such services.

(m) To the extent (i) permitted by applicable Law and (ii) that doing so would not require the consent of any other Person, as soon as reasonably practicable following the Closing, Seller and its Affiliates shall use their commercially reasonable efforts to assign to Buyer and its

Affiliates any nondisclosure and confidentiality agreements, non-competition agreements or other restrictive covenant agreements applicable to any Transferred Employee to the extent that such agreements relate exclusively to the Business.

(n) As of the Transfer Time, Seller shall provide to Buyer and its Affiliates copies of all employment records for each Transferred Employee required to be provided to Buyer and its Affiliates under applicable Law or as necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time. After the Transfer Time, Seller shall maintain all other employment records pertaining to the Transferred Employees in accordance with its generally applicable data retention policies as in effect from time to time, and shall provide Buyer and its Affiliates access to such records as may be reasonably requested from time to time. Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law. Buyer and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee or as otherwise permitted by applicable Law.

(o) To the extent applicable, the parties hereto acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”). The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable. Following the execution of this Agreement, Seller shall or shall cause its relevant Affiliate to notify the works council that represents its employees in Belgium of the Transaction prior to any public announcement being made by Seller about the Transaction, as required by applicable Law.

(p) Effective as of the Closing, Buyer shall establish participation by the U.S. Transferred Employees in Buyer’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Buyer 401(k) Plan”) for the benefit of each U.S. Transferred Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”). As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Transferred Employees, and the Buyer 401(k) Plan shall accept any such qualified distribution (including loans) as a rollover contribution if so directed by the Transferred Employee; provided that the Transferred Employee has timely elected such rollover contribution. As of the Closing Date, with respect to the Seller 401(k) Plans, the U.S. Transferred Employees shall cease to participate in such Seller 401(k) Plans and shall be fully vested in their accounts under such plans, including all matching contributions under the 401(k) component, personal investment accounts and Seller core contribution component, and Seller shall make a pro rata contribution to the accounts of the U.S. Transferred Employees participating in the Seller core contribution component as of immediately prior to the Closing based on the number of days in the year commencing on May 1, 2017 and ending on the Closing Date.

(q) No later than forty-five (45) business days following the Closing, Seller or its applicable Affiliate shall pay (i) an annual bonus (prorated through the Closing Date and based on the lesser of (A) the amount accrued with respect to such bonus and (B) the target amount to each Transferred Employee who is or would be eligible as of immediately prior to the Closing to receive an annual bonus under any Business Employee Benefit Plan pursuant to the terms thereof); and (ii) sales incentives or commissions (prorated through the Closing Date and based on actual performance through the Closing Date) to each Transferred Employee who participated in any Business Employee Benefit Plan that provides for sales incentives or commissions as of immediately prior to the Closing and who was eligible to earn sales incentives or commissions for the applicable performance period in which the Closing occurs.

(r) Prior to the Closing, Seller shall take all actions as are necessary to provide as follows:

(i) Each outstanding option (each, a “Seller Option”) to purchase ordinary shares, par value $0.0001 (“Seller Ordinary Shares”), other than any Integration Incentive Stock Option, that is held by a Transferred Employee as of immediately prior to the Closing shall, effective as of the Closing, become fully vested and exercisable and shall remain outstanding for the remainder of the term of such Seller Option.

(ii) Each outstanding Integration Incentive Stock Option held by a Transferred Employee as of immediately prior to the Closing shall remain outstanding and shall vest at the end of the performance period applicable to such Integration Incentive Stock Option to the extent the applicable performance criteria are satisfied.

(iii) Each outstanding restricted share unit award in respect of Seller Ordinary Shares (each, a “Seller RSU Award”) that is held by a Transferred Employee as of immediately prior to the Closing and vests solely based on continued service shall, as of the Closing, become fully vested and shall be settled by Seller in accordance with its terms.

(iv) Each outstanding Seller RSU Award that is held by a Transferred Employee as of immediately prior to the Closing and subject to performance-based vesting conditions shall remain outstanding, shall vest at the end of the performance period applicable to such Seller RSU Award to the extent the applicable performance criteria are satisfied and shall be settled by Seller in accordance with its terms.

(v) As of the Closing, each Employee of the Business who is eligible to receive a long-term cash retention bonus under Seller’s Retention Bonus Plan shall become fully vested in his or her long-term cash retention bonus, which amount shall be paid by Seller or its applicable Affiliate in accordance with such plan.

(vi) No later than forty-five (45) business days following the Closing, Seller or its applicable Affiliate shall pay a bonus under Seller’s Long-Term Performance Plan (prorated through the Closing Date and based on actual performance through the Closing Date, as determined by Seller) to each Transferred Employee who is or would be eligible to receive a bonus under such plan pursuant to the terms thereof.

(s) Schedule 8.01(s) to the Disclosure Letter sets forth certain retention bonuses (the “Retention Bonuses”) that may become payable on or following the Closing Date to

Employees of the Business identified on Schedule 8.01(s) to the Disclosure Letter who remain employed by Seller or any of its Affiliates immediately prior to the Closing (each, a “Retention Participant”). Following the Closing, Seller shall retain all liability under such Retention Bonuses and pay the Retention Bonuses in accordance with the terms and conditions thereof, treating, for all purposes, each Retention Participant’s service with Buyer or any of its Affiliates after the Closing as service with Seller and its Affiliates. Buyer shall, and shall cause its Affiliates to, cooperate with Seller and its Affiliates in implementing this Section 8.01(s).

(t) In the United States, pursuant to IRS Revenue Procedure 2004-53, Buyer and Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Employee of the Business.

(u) The provisions contained in this Agreement with respect to any Employee of the Business are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person, including any Employee of the Business (or dependent or beneficiary of any of the foregoing). Nothing herein shall be deemed an amendment of any plan providing benefits to any Employee of the Business or of any other employee benefit plan.

SECTION 8.02. Pension Plan Adjustment.

(a) Within six (6) months following the Closing Date, Seller and Buyer shall determine the aggregate value of the underfunded pension liabilities as of the Closing Date under the Assumed Benefit Plans set forth on Schedule 8.02(a) to the Disclosure Letter (the absolute value of such underfunded liabilities, the “Aggregate Underfunded Amount”). The Aggregate Underfunded Amount shall be calculated on the same basis that was used to determine the estimate referred to in Section 3.13(b)(iii) and, if applicable, the conversion rate from the applicable Foreign Currency to U.S. dollars shall be the closing rate provided by Bloomberg at 5:00 a.m. New York City time on the Closing Date.

(b) As soon as administratively practicable following the Closing Date, Buyer’s actuary (“Buyer’s Actuary”) shall provide Seller’s actuary (“Seller’s Actuary”) with its determination of the Aggregate Underfunded Amount, together with a complete computer file and other relevant books and records containing all relevant information used by Buyer’s Actuary or otherwise reasonably requested by Seller’s Actuary and in the possession of Buyer as needed to calculate the Aggregate Underfunded Amount. The Aggregate Underfunded Amount provided by Buyer’s Actuary pursuant to the immediately preceding sentence shall be the “Final Aggregate Underfunded Amount” and shall be final and binding upon the parties, unless prior to the close of business on the forty-fifth (45th) day following Seller’s receipt of the information described in the first sentence of this Section 8.02(b), Seller delivers to Buyer a written notice (a “Notice of Objection”) stating that Seller believes that Buyer’s Actuary’s calculation of the Aggregate Underfunded Amount contains factual or mathematical errors, fails to comply with applicable Law or otherwise fails to calculate the Aggregate Underfunded Amount on the same basis that was used to determine the estimate referred to in Section 3.13(b)(iii), and states in reasonable detail the basis for such belief and Seller’s Actuary’s proposed determination of the Aggregate Underfunded Amount. In the event that Seller delivers a Notice of Objection, Seller shall provide to Buyer a complete computer file and other relevant books and records containing all relevant information used by Seller’s Actuary or otherwise reasonably requested by Buyer’s Actuary and in the possession of Seller as needed to evaluate the basis of Seller’s Actuary’s determination of the Aggregate Underfunded Amount.

(c) Should Seller timely provide a Notice of Objection, the parties shall use their reasonable best efforts to resolve promptly (but in any event within fifteen (15) days following Buyer’s receipt of such Notice of Objection (such period, the “Resolution Period”)) any disagreements regarding the Aggregate Underfunded Amount and, if they so resolve the disagreements, the agreed Aggregate Underfunded Amount shall be the “Final Aggregate Underfunded Amount” and shall be final and binding upon the parties.

(d) In the event that the parties cannot resolve the disagreements during the Resolution Period, the Parties shall, within fifteen (15) days following the Resolution Period, jointly select and engage an independent third actuary with whom none of the parties has had a material relationship in the last two (2) years, who shall render its determination promptly (and in any event within thirty (30) days following its engagement) in accordance with the requirements of this Section 8.02 and whose determination shall be the “Final Aggregate Underfunded Amount” and shall be final and binding upon the parties. In no event (except for inaccuracy of the data provided) shall the Aggregate Underfunded Amount determined by the third actuary be more than the Aggregate Underfunded Amount claimed by Buyer’s Actuary or less than the Aggregate Underfunded Amount determined by Seller’s Actuary.

(e) If the Final Aggregate Underfunded Amount exceeds the amount set forth on Schedule 8.02(e) to the Disclosure Letter, Seller shall pay to Buyer an amount equal to such excess within five (5) business days following the determination of the Final Aggregate Underfunded Amount. If the Final Aggregate Underfunded Amount is less than the amount set forth on Schedule 8.02(e) to the Disclosure Letter, Buyer shall pay to Seller an amount equal to the excess of the amount set forth on Schedule 8.02(e) to the Disclosure Letter over the Final Aggregate Underfunded Amount within five (5) business days following the determination of the Final Aggregate Underfunded Amount.

(f) Each of the parties shall bear the fees, costs and expenses of their respective actuaries, and the fees, costs and expenses of the third actuary (if any) shall be borne one-half by Buyer and one-half by Seller.

ARTICLE IX

Termination

SECTION 9.01. Buyer Termination. This Agreement may be terminated by Buyer: (a) at any time prior to the Closing, if (i) Seller shall have failed to comply, in any material respect, with any of Seller’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Seller contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 5.01(a) or Section 5.01(b), as applicable and (B) has not been or is incapable of being cured by Seller prior to the earlier of (1) the Outside Date and (2) the twentieth (20th) business day after Seller’s receipt of written notice thereof from Buyer; provided that such twentieth (20th) business day shall be extended (up to the Outside Date) so long as Seller is using its commercially reasonable efforts to cure any such breach; (b) at any time prior to the Closing, if any of the conditions precedent to the performance of Buyer’s obligations at the Closing shall have become incapable of fulfillment by the Outside Date; or (c) if the Closing shall not have occurred on or before the Outside Date. Notwithstanding anything herein to the contrary, Buyer may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 9.02. Seller Termination. This Agreement may be terminated by Seller: (a) at any time prior to the Closing, if (i) Buyer shall have failed to comply, in any material respect, with any of Buyer’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Buyer contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 5.02(a) or Section 5.02(b), as applicable, and (B) has not been or is incapable of being cured by Buyer prior to the earlier of (1) the Outside Date and (2) the twentieth (20th) business day after Buyer’s receipt of written notice thereof from Seller; provided that such twentieth (20th) business day shall be extended (up to the Outside Date) so long as Buyer is using its commercially reasonable efforts to cure any such breach; (b) at any time prior to the Closing, if any of the conditions precedent to the performance of Seller’s obligations at the Closing shall have become incapable of fulfillment by the Outside Date; or (c) if the Closing shall not have occurred on or before the Outside Date. Notwithstanding anything herein to the contrary, Seller may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 9.03. Effect of Termination. If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of this Section 9.03 and Article XI will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for Damages incurred or suffered by any other party as a result of any fraud, willful misconduct or intentional breach of any covenant contained in this Agreement.

ARTICLE X

Indemnification

SECTION 10.01. Survival. All representations and warranties contained in this Agreement shall survive the Closing until the date that is eighteen (18) months from the Closing Date, and shall then expire and be of no force or effect; provided, however, that (a) the representations and warranties set forth in Section 3.18 (Taxes) shall survive the Closing until sixty (60) calendar days following the expiration of the applicable statute of limitations, (b) the representations and warranties of Seller set forth in Section 3.10 (Intellectual Property Rights) shall survive the Closing until the date that is twenty-four (24) months from the Closing Date and (c) the representations and warranties of Seller set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.03(b) (Title to Transferred Equity Interests) and 3.16 (Brokerage Fees) (collectively, the “Seller Fundamental Representations”) and the Buyer Fundamental Representations (together with the Seller Fundamental Representations, the “Fundamental Representations”) shall survive indefinitely. Any representation or warranty that is the subject of any Claim with respect to which notice is delivered by the Indemnified Party to the Indemnifying Party prior to the expiration of the applicable survival period set forth in this Section 10.01 shall survive with respect to such Claim until such Claim is fully and finally resolved. The covenants and agreements contained in this Agreement shall survive indefinitely.

SECTION 10.02. Indemnification by Seller. Subject to the provisions of this Article X, from and after the Closing Date, in addition to the indemnification set forth in Section 7.08(c), Seller shall indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates (including the Transferred Companies), agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of or result from (a) the breach of any representation or warranty made by Seller in this Agreement (other than the representations and warranties in clauses (iii) and (iv) of Section 3.13(b)) as if made on the Closing Date, (b) any breach by Seller or any of its Affiliates of its covenants or agreements contained herein, (c) any of the Excluded Liabilities or (d) any liabilities as of immediately prior to the Closing arising out of the operation or conduct of the Business before the Closing that would be classified as current liabilities under GAAP on a balance sheet of the Business as of immediately prior to the Closing, calculated in a manner consistent with the Financial Information, to the extent such liabilities are of the type addressed in the balance sheet accounts entitled “Right of return” and “Accrued warranty expense” and relate to Products sold prior to the Closing. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.02, a Buyer Indemnitee may recover such Damages one time only.

SECTION 10.03. Indemnification by Buyer. Subject to the provisions of this Article X, from and after the Closing Date, in addition to the indemnification set forth in Section 6.06(a), Section 7.08(c) and Section 8.01(d), Buyer shall indemnify and hold harmless Seller against and from any and all Damages which Seller and any of its directors, officers, employees, Affiliates (other than the Transferred Companies), agents and representatives (collectively, the “Seller Indemnitees” and, together with the Buyer Indemnitees, the “Indemnitees”) may incur or suffer to the extent such Damages arise out of or result from (a) the breach of any representation or warranty made by Buyer in this Agreement as if made on the Closing Date, (b) any breach by Buyer or any of its Affiliates of its covenants or agreements contained herein or (c) without limiting the indemnification obligations of Seller pursuant to Section 10.02, any of the Assumed Liabilities. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.03, a Seller Indemnitee may recover such Damages one time only.

SECTION 10.04. Scope of Liability. The rights of the Indemnitees to indemnification pursuant to the provisions of this Article X are subject to the following:

(a) Indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) with respect to breaches of representations or warranties only to the extent the aggregate amount of Damages otherwise due to the Buyer Indemnitees or the Seller Indemnitees, respectively, for all Claims under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) exceeds sixty million dollars ($60,000,000) (the “Deductible”) and then indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees, respectively, for the amount of all payments due to the Buyer Indemnitees or the Seller Indemnitees, respectively, in excess of the Deductible, but only for all such Damages up to six hundred million dollars ($600,000,000); provided, however, that the limitations set forth in this Section 10.04(a) shall not apply to Damages in respect of claims for breach of any Fundamental Representation.

(b) None of the Buyer Indemnitees or the Seller Indemnitees shall be entitled to indemnification under clause (a) of Section 10.02 or clause (a) of Section 10.03 (as applicable) with respect to breaches of representations or warranties unless the Damages arising out of or resulting from such breach (or aggregated Damages arising out of or resulting from the same or similar facts, events or circumstances) are greater than three hundred thousand dollars ($300,000) (it being understood that any such Claims for amounts less than three hundred thousand dollars ($300,000) shall be ignored in determining whether the Deductible has been exceeded and thereafter); provided, however, that the limitations set forth in this Section 10.04(b) shall not apply to Damages in respect of claims for breach of any Fundamental Representation.

(c) The amount of Damages resulting from any inaccuracy or breach of the representations and warranties contained in this Agreement shall be determined without references to the terms “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar qualifications as to materiality (including specific monetary thresholds) contained or incorporated in any such representation or warranty, but such qualifications, to the extent contained or incorporated in any such representation or warranty, shall apply for the purposes of determining whether any such inaccuracy or breach has occurred.

(d) The right of the Indemnitees to seek indemnification pursuant to this Article X shall not be affected or deemed waived by reason of the fact that, based on any facts or circumstances known, or that should have been known, to Seller, Buyer or any other Indemnitee, including from any investigation made by or on behalf of such Indemnitee, the information provided in Seller’s management presentation to Buyer, the Data Room or given in writing to such Indemnitee prior to the date of this Agreement (except, for the avoidance of doubt, any disclosure of any fact or item in any portion to the Disclosure Letter), such Indemnitee or any of its representatives knew or should have known that any representation or warranty is, was or might be inaccurate.

(e) Indemnification shall be available to the Buyer Indemnitees under clause (d) of Section 10.02 only for such Damages up to thirty three million dollars ($33,000,000).

SECTION 10.05. Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article X (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, proceeding, assessment, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim and only to the extent known to such Indemnified Party, such facts and information as are then reasonably available, including the estimated amount of Damages and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

SECTION 10.06. Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim by any third party within thirty (30) calendar days of receipt of notice of such Claim by the Indemnifying Party, with full authority to conduct such defense, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, and to settle or otherwise dispose of the same and the Indemnified Party will reasonably cooperate in such defense; provided that the Indemnifying Party will (a) permit the Indemnified Party to participate in such defense, settlement or disposal through counsel chosen by the Indemnified Party (provided that the fees and expenses of such counsel shall be paid by such Indemnified Party) and (b) not, in defense of any such Claim, except with the prior written consent of the Indemnified Party, consent to the entry of any Judgment or enter into any settlement (i) which provides for any relief other than the payment of monetary damages, (ii) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof and/or (iii) which includes any admission of wrongdoing or misconduct by the Indemnified Party. If the Indemnifying Party elects to assume the defense of any third-party Claim, the Indemnifying Party shall not enter into any settlement of such Claim for the payment of monetary damages unless (A) the Indemnified Party consents in writing to such settlement or (B) the Indemnifying Party confirms in writing to the Indemnified Party that the Indemnifying Party will be responsible for indemnifying the Indemnified Party for the Damages resulting from such Claim, to the extent provided in (and subject to the parameters of) this Article X. The Indemnifying Party shall not be entitled to assume the defense of any third-party Claim without the consent of the Indemnified Party if such third-party Claim (x) seeks an injunction or other equitable or non-monetary relief against the Indemnified Party (other than equitable or non-monetary relief that is incidental to monetary damages as the primary relief sought) and not also against the Indemnifying Party or (y) is related to or otherwise arises in connection with any criminal matter, in which case the Indemnified Party shall allow the Indemnifying Party a reasonable opportunity to participate in such defense with its own counsel and at its own expense. Notwithstanding an election by the Indemnifying Party to assume the defense of any third-party Claim, the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense in such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if, based on advice from counsel, there exists any actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of the third-party Claim. In any event, the Indemnified Party and the Indemnifying Party and their respective counsel shall cooperate in the defense of any third-party Claim subject to this Article X and keep each other informed of all significant developments relating to any such third-party Claim, and provide copies of all relevant correspondence and documentation in each case relating thereto. In all circumstances, the Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld.

SECTION 10.07. Limitation, Exclusivity, No Duplicate Recovery. No Claim for indemnification for a breach of any representation or warranty shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the expiration of the applicable representation or warranty pursuant to Section 10.01. This Article X, Section 6.06(a), Section 7.08(c) and Section 8.01(d) provide the exclusive means by which a party may assert and remedy claims for monetary relief pursuant to this Agreement following the Closing Date, including any breach of any representation, warranty, covenant or agreement contained in this Agreement, and Section 11.12 provides the exclusive means by which a party may bring actions against the other party under this Agreement. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification under this Article X with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.04. For the avoidance of doubt, the indemnification obligations of Buyer and Seller in respect of the allocation of Assumed Liabilities and Excluded Liabilities shall not govern the allocation of responsibility for liabilities between Buyer and Seller and their respective Affiliates in respect of any future commercial arrangements unrelated to this Agreement between the parties, such matters being addressed in the terms thereof.

SECTION 10.08. Calculation of Damages. Except as otherwise provided in this Article X, in any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article X, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), solely to avoid duplicative recovery for the same Damage, but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.

SECTION 10.09. Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes unless there is no reasonable basis for doing so under the applicable Tax Law.

SECTION 10.10. Claims Pursuant to Section 10.02(d).

(a) For a period of one (1) year after the Closing Date, Buyer agrees to use commercially reasonable efforts to adhere to the returned goods policy set forth on Schedule 10.10 to the Disclosure Letter with respect to all Products of the Business returned from customers that were sold prior to the Closing.

(b) Indemnification shall be available to the Buyer Indemnitees under Section 10.02(d) for the period covering twelve (12) months from the Closing Date. Any such claim for indemnification with respect to which notice is delivered by Buyer to Seller prior to sixty (60) days following the end of Buyer’s fiscal quarter in which such twelve (12) month period expires shall survive with respect to such claim until such claim is fully and finally resolved.

(c) Any claims for indemnification under Section 10.02(d) shall be submitted to Seller in writing no more than once per fiscal quarter of Buyer (collectively with all such claims for such fiscal quarter), together with supporting documentation evidencing that such claims for indemnification are in respect of Products sold prior to the Closing and any other documentation that Seller may reasonably request; provided, that notice of the claims for any given fiscal quarter may be delivered within sixty (60) days following the end of such fiscal quarter.

ARTICLE XI

Miscellaneous

SECTION 11.01. No Additional Representations. Buyer is relying, in addition to the representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Documents, on its own investigation, examination and valuation of the Business, including the Transferred Assets, in effecting the transactions covered by this Agreement and the other Transaction Documents. Buyer is purchasing the Transferred Assets based on the results of its inspections and investigations and the representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Documents, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement or any of the other Transaction Documents.

SECTION 11.02. Financial Information and Projections. In connection with Buyer’s investigation of the Business, Buyer has received from Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Buyer is familiar with such uncertainties; and (iii) that Seller makes no representation or warranty with respect to any Forward-Looking Statement.

SECTION 11.03. To the Knowledge. “To the knowledge of Seller” or other references to the knowledge or awareness of Seller or its Affiliates means the actual knowledge of those individuals set forth on Schedule 11.03(a) to the Disclosure Letter. “To the knowledge of Buyer” or other references to the knowledge or awareness of Buyer or its Affiliates means the actual knowledge of those individuals set forth on Schedule 11.03(b) to the Disclosure Letter.

SECTION 11.04. Waivers. At any time and from time to time prior to the Closing, the parties hereto may by written agreement signed by both parties, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party hereto under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any condition or compliance with any covenant contained in this Agreement. The failure of a party hereto to require performance of any provision hereof at any time shall in no manner affect such party’s right at a later time to enforce such provision. No waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

SECTION 11.05. Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto. Notwithstanding the foregoing provisions of this Section 11.05, no amendment or modification to any of Section 6.06(c), this sentence of this Section 11.05, the second proviso in Section 11.06(a), Section 11.12(a), Section 11.12(b) and/or Section 11.12(c) that is materially adverse to the Debt Financing Sources shall become effective without the prior written consent of the materially adversely affected Debt Financing Sources.

SECTION 11.06. Assignability, Beneficiaries; Enforcement. (a) This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the parties hereto, their respective successors and permitted assigns, but this Agreement shall not be assignable by either party hereto without the express written consent of the other party hereto, which will not be unreasonably withheld; provided that, without such consent, either party may assign its rights and obligations hereunder (in whole but not in part) to an Affiliate at any time (but no such assignment shall relieve such assigning party of its obligations under this Agreement), or to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of such party’s business. Other than as explicitly set forth herein, including in Sections 10.02 and 10.03, nothing contained herein is intended to confer upon any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement; provided that the provisions of Section 6.06(c), the second sentence of Section 11.05, this proviso of this Section 11.06(a), Section 11.12(a), Section 11.12(b) and Section 11.12(c), in each case pertaining to the Debt Financing Sources, are intended to be for the benefit of, and shall be enforceable by, the Debt Financing Sources.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.06, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

SECTION 11.07. Notices. Any notice, request, instruction or other communication to be given hereunder by either party to the other party shall be in writing and delivered personally, via email (which is confirmed), to the extent email addresses are provided below, or sent by postpaid registered or certified mail:

if to Seller, addressed to:

Medtronic plc
710 Medtronic Parkway
Minneapolis, MN 55432-5604
Attn:	Christopher Cleary, Vice President – Corporate Development
DJ Sardella, Assoc. General Counsel – Corporate Development

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019
Attn:	Adam O. Emmerich, Esq.
Benjamin M. Roth, Esq.
Victor Goldfeld, Esq.
Email:	AOEmmerich@wlrk.com
BMRoth@wlrk.com
VGoldfeld@wlrk.com

if to Buyer, addressed to:

Cardinal Health, Inc.
7000 Cardinal Place Dublin, OH 43017
Attn:	Vice President, Mergers and Acquisitions
Chief Legal and Compliance Officer

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606
Attn:	Brian W. Duwe, Esq.
Richard C. Witzel, Jr., Esq.
Email:	Brian.Duwe@skadden.com
Richard.Witzel@skadden.com

or to such other address for either party as such party shall hereafter designate by like notice.

SECTION 11.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

SECTION 11.09. Counterparts. This Agreement may be executed in two or more counterparts and such counterparts may be delivered in electronic format (including by fax or in portable document format (.pdf)), each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement.

SECTION 11.10. Entire Agreement. This Agreement, together with the Exhibits expressly contemplated hereby and attached hereto, the Disclosure Letter, the Transaction Documents, the Confidentiality Agreements and the other agreements and certificates delivered in connection herewith or therewith, contain the entire agreement between the parties with respect to the Transactions and supersedes all prior agreements or understandings between the parties. Other than the Confidentiality Agreements entered into between the parties, the Transaction Documents are intended to define the full extent of the legally enforceable undertakings and representations of the parties hereto, and no promise or representation, written or oral, which is not set forth in such agreements is intended by either party to be legally binding.

SECTION 11.11. Payment of Expenses. Except as otherwise set forth in this Agreement, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.

SECTION 11.12. Governing Law; Consent to Jurisdiction; Waivers. (a) This Agreement shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state that would result in the application of the law of any other State. All actions and proceedings (including any actions and proceedings against the Debt Financing Sources) arising out of or relating to this Agreement (or the Debt Financing) shall be heard and determined exclusively in the United States District Court for the Southern District of New York. The parties hereto hereby (i) submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York for the purpose of any action or proceeding (including any action or proceeding against the Debt Financing Sources) arising out of or relating to this Agreement or the Debt Financing brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper or that this Agreement, the Debt Financing or the Transactions may not be enforced in or by the above-named court.

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree that any claim, suit, action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources (in their capacities as such) arising out of, or relating to, the Transactions, the Debt Financing or the performance of services thereunder or related thereto shall, except as expressly provided otherwise in the definitive documentation pertaining to such Debt Financing, be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

(c) IN CONNECTION WITH ANY DISPUTE HEREUNDER INCLUDING ANY DISPUTE THAT INVOLVES THE DEBT FINANCING SOURCES, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

(d) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE, EXEMPLARY OR SPECULATIVE DAMAGES, OR ANY OTHER TYPE OF DAMAGES THAT ARE NOT REASONABLY FORESEEABLE, IN EACH CASE FROM THE OTHER PARTY HERETO (OR ANY AFFILIATE OF SUCH OTHER PARTY HERETO) (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNITY FOR ANY DAMAGES PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED).

(e) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM FOR PREJUDGMENT INTEREST FROM THE OTHER.

SECTION 11.13. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 11.14. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus determined to be invalid or unenforceable, such deletion to apply to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

CARDINAL HEALTH, INC.

By:	/s/ Donald M. Casey, Jr.
Name: Donald M. Casey, Jr.
Title: Chief Executive Officer - Medical Segment

[Buyer Signature Page to Stock and Asset Purchase Agreement]

MEDTRONIC PLC

By:	/s/ Christopher Cleary
Name: Christopher Cleary
Title: Vice President - Corporate Development

[Seller Signature Page to Stock and Asset Purchase Agreement]

Annex 2.02(a)

Transferred Assets

The Transferred Assets consist of Seller’s and any of its Affiliates’ (other than, except with respect to clause (xvii) below, the Transferred Companies) right, title and interest in, to and under the following as they exist at the time of the Closing:

(i)	Real Property. (A) The real property and any buildings, improvements and fixtures thereon, as set forth on Schedule 2.02(a)(i)(A) to the Disclosure Letter, together with all improvements, fixtures and appurtenances thereto and rights in respect thereof to the extent owned by Seller or any of its Affiliates (the “Owned Real Property”) and (B) the real property listed on Schedule 2.02(a)(i)(B) to the Disclosure Letter to the extent leased by Seller or any of its Affiliates (such leases, the “Transferred Real Property Leases”, and such leased real property, the “Leased Real Property,” and together with the Owned Real Property, the “Transferred Real Property”);

(ii)	Inventory. All Inventory owned or held by Seller or any of its Affiliates at the time of the Closing;

(iii)	Equipment. The machinery, equipment (including any associated machine control systems and associated data acquisition hardware resident on the transferring equipment and including any dedicated software applications, but not including any shared computer systems on which the applications run), tools, furniture, fixtures and other tangible personal property (the “Equipment”) (but excluding (x) the Inventory and Transferred IT which are identified separately on this Annex 2.02(a) and (y) personal computers, which are to be retained by Seller and leased to Buyer pursuant to the Transition Services Agreement) that is (A) owned or leased by Seller or any of its Affiliates and (B) primarily related to or primarily used in the Business, whether located at the sites of Seller or any of its Affiliates, at a customer facility or the property of any vendor performing manufacturing, warehousing or other services for the Business, together with the interests of Seller or any of its Affiliates in respect of any rights of use or warranties relating thereto, other than, for the avoidance of doubt, the Equipment set forth on Schedule 2.02(a)(iii) of the Disclosure Letter; it being understood that, if either Buyer (or Seller) believes that any Equipment located at any Transferred Real Property that is owned or leased by Seller or any Affiliate of Seller is (or is not) a Transferred Asset pursuant to this clause (iii), Buyer or Seller may request that the determination of whether such Equipment is (or is not) a Transferred Asset pursuant to this clause (iii) be made by the Vice President, OpEx, Engineering Services & PMO of Seller and the President, Hospital Solutions & Global Supply Chain (Medical Segment) of Buyer;

(iv)	Goodwill. The goodwill generated by or associated with the Business;

(v)	Permits. All permits, licenses and authorizations, franchises, approvals, orders, registrations (but excluding the Product Registrations which are identified separately on this Annex 2.02(a)), certificates, variances or similar rights granted to Seller or any of its Affiliates by a Governmental Entity primarily related to or primarily used in connection with the operation of to the Business prior to the Closing Date;

(vi)	Business Records. The following records, files, data and other materials, whether in hard copy or electronic form, to the extent primarily related to the Business and in the possession of Seller or any of its Affiliates: (1) vendor lists, (2) customer lists and customer service records, (3) a list of the distributors for the Products, (4) pricing lists for the Products, (5) testing and clinical data, market research reports, marketing plans and other marketing-related information and materials (including Personal Information), (6) subject to Section 7.01, advertising, marketing data, marketing plans, sales and promotional materials, (7) quality control, vigilance and regulatory records, (8) ledgers and other business or financial records, and (9) Tax Returns (but only to the extent Tax Returns are related solely to the Transferred Companies or solely related to the Business or Transferred Assets) (collectively, the “Transferred Records”); provided that, to the extent practicable, Buyer shall be entitled to copies or extracts of any such materials relating to the Business that are not included in the Transferred Records;

(vii)	Product Registrations. All Product Registrations primarily related to the Business;

(viii)	Intellectual Property. (A) All IP Rights owned by Seller or any of its Affiliates primarily related to or primarily used in the Business or primarily related to the Legacy Products, other than any IP Rights included in the Excluded Assets, including (whether or not primarily related to or primarily used in the Business) (1) the Trademarks set forth on Schedule 2.02(a)(viii)(A)(1) to the Disclosure Letter and (2) the Patents set forth on Schedule 2.02(a)(viii)(A)(2) to the Disclosure Letter (collectively, the “Transferred IP”) and (B) (1) except for Contracts with suppliers, distributors or customers, all of the Contracts: (w) pursuant to which Seller and its Affiliates obtained the right to use or practice rights under third-party IP Rights (excluding Copyright rights) that are used primarily in the conduct of the Business or are primarily related to the Legacy Products, (x) by which Seller or any of its Affiliates has licensed or otherwise authorized a third party to use any Transferred IP, (y) otherwise granting or restricting the right to use Transferred IP and (z) transferring, assigning or indemnifying with respect to the Transferred IP, including, in each case, license agreements, settlement agreements and covenants not to sue, and (2) all other licenses, settlements or covenants not to sue relating primarily to Patents and Trademarks included in the Transferred IP (collectively, the “Transferred IP Licenses”), it being understood that, notwithstanding anything in this Agreement to the contrary, the representations and warranties of Seller in this Agreement shall be deemed not to be expanded in any way by the inclusion of references to Legacy Products in this clause (viii);

(ix)	Domain Names. The Internet domain names set forth on Schedule 2.02(a)(ix) to the Disclosure Letter;

(x)	IT Systems. All (A) object code and source code versions of software programs, scripts, web code, application interfaces and similar software tools, including development kits and support programs, and (B) stand-alone information technology hardware used to run such software and manage such data, in each case, owned or licensed by Seller or any of its Affiliates and dedicated exclusively to the Business (collectively, the “Transferred IT”);

(xi)	Contracts. All leases, licenses (other than Transferred Real Property Leases and Transferred IP Licenses which are identified separately on this Annex 2.02(a)), bids, tenders, purchase orders, consulting agreements, supply agreements, distribution contracts, manufacturing contracts, maintenance contracts, agreements, commitments and other contracts, whether or not reduced to writing (collectively, “Contracts”) exclusively relating to the Business or any of the Transferred Assets, but specifically excluding the Excluded Contracts (collectively, the “Transferred Contracts”);

(xii)	Benefit Plans. All assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other contracts relating to Assumed Benefit Plans to the extent such assets are required to transfer to Buyer and its Affiliates under applicable Law (including where transfer is required in order to apply the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable) or pursuant to the transfer (directly or indirectly) of the Transferred Equity Interests to Buyer or its Affiliates;

(xiii)	Corporate Organizational Records. With respect to each Transferred Company, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of such Transferred Company;

(xiv)	Insurance Proceeds. All insurance proceeds actually received by Seller or any of its Affiliates prior to or after the Closing under any insurance policy written prior to the Closing in connection with (i) the damage or destruction of any of the Transferred Assets from and after the date hereof and prior to the Closing that is, or would have been but for such damage or destruction, included in the Transferred Assets or (ii) any Assumed Liability (other than, in the case of this clause (ii), where insurance proceeds are directly or indirectly funded by Seller or any of its Affiliates through self-insurance or other similar arrangement);

(xv)	Cash Amount; Cash Proceeds of Sales and Dispositions. (1) Cash and cash equivalents of the Transferred Companies to the extent included in the Cash Amount and (2) all net cash proceeds actually received by Seller or any of its Affiliates prior to or after the Closing in connection with any sales or other dispositions from and after the date hereof through the Closing of any asset that would have been included in the Transferred Assets but for such sale or disposition, other than with respect to sales of Inventory in the ordinary course of business consistent with past practice;

(xvi)	Claims; Settlement Proceeds. Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) arising out of the Transferred Contracts (other than any Pre-Closing Accounts Receivable) and all proceeds of any settlement from and after the date hereof through the Closing of any such claims, causes of action, defenses and rights of offset or counterclaim that would have been included in the Transferred Assets but for such settlement;

(xvii)	Transferred Company Assets. All assets of the Transferred Companies that would be Transferred Assets if the Transferred Companies were Asset Selling Affiliates (but specifically excluding any assets of the Transferred Companies that would be Excluded Assets), it being understood that the transfer (directly or indirectly) of the Transferred Equity Interests will constitute transfer of such assets; and

(xviii)

Other. All other assets, properties, Contracts and claims of every nature, tangible and intangible, primarily related to or primarily used in the Business, other than any asset of the type described in clauses (i) through (xiv) of Annex 2.02(b).

Annex 2.02(b)

Excluded Assets

The Excluded Assets consist of any assets of Seller or any of its Affiliates that do not constitute Transferred Assets as described on Annex 2.02(a) to the Disclosure Letter, including the following:

(i)	Accounts Receivable/Other Current Assets. (1) All accounts receivable, notes receivable and similar rights to receive payments of Seller or any of its Affiliates existing on the Closing Date (“Pre-Closing Accounts Receivable”), (2) all other assets as of immediately prior to the Closing arising out of the operation or conduct of the Business before the Closing that would be classified as current assets under GAAP on a balance sheet of the Business as of immediately prior to the Closing, calculated in a manner consistent with the Financial Information;

(ii)	Cash and Cash Equivalents. All cash and cash equivalents and marketable securities and other investment assets, other than cash and cash equivalents in respect of clauses (xiv), (xv) and (xvi) of Annex 2.02(a), held by Seller or any of its Affiliates on the Closing Date;

(iii)	Hedging or Other Currency Exchange Agreements. All rights to receive payments of Seller or any of its Affiliates pursuant to a hedging or other currency exchange agreement existing on the Closing Date;

(iv)	Benefit Plans. Except with respect to Assumed Benefit Plans, all the assets of and all the assets relating to and all rights under any employee compensation, benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including Business Employee Benefit Plans);

(v)	Certain Records. Any records and files not identified as Transferred Records, including (A) the personnel records maintained by Seller or any of its Affiliates, (B) Tax Returns (other than Tax Returns solely related to any Transferred Company), (C) records (including accounting records) relating to Taxes paid or payable by Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting records, (D) records prepared in connection with the Transactions, including bids received from other Persons and analyses relating to the Business and (E) file copies of the Transferred Records retained by Seller, in each case whether generated before or after the Closing Date;

(vi)	Certain Contracts and Contract Rights. All rights of Seller and its Affiliates under (A) this Agreement and the Ancillary Agreements, (B) the Commingled Contracts (subject to Section 2.02(g)), (C) those Contracts related to Shared Services, and (D) any contracts between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before or after the Closing Date (collectively, the “Excluded Contracts”);

(vii)	Insurance. Other than insurance proceeds specified in clause (xiv) of Annex 2.02(a), all current and prior insurance policies arranged or maintained by Seller or any of its

Affiliates and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before or after the Closing Date;

(viii)	Corporate Organizational Records. Except with respect to the Transferred Companies, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and each of its Affiliates as a corporation or other entity;

(ix)	Capital Stock. Other than the Transferred Equity Interests, all shares of capital stock of Seller’s Affiliates;

(x)	Real Property. Each of the following: (A) any real property and any buildings, improvements and fixtures thereon, other than the Transferred Real Property; and (B) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith, of Seller or any of its Affiliates (other than the Transferred Real Property Leases);

(xi)	Intellectual Property. Except for Transferred IP and rights under the Transferred IP Licenses, all other IP Rights, including, for the avoidance of doubt, the IP Rights set forth on Schedule 2.02(b)(xi) (collectively, the “Excluded IP Rights”);

(xii)	Domain Names. All Internet domain names other than those set forth on Schedule 2.02(a)(ix) to the Disclosure Letter;

(xiii)	Excluded IT Systems. All property in the nature of databases, software programs, computer hardware, source code and object code owned or licensed by Seller or any of its Affiliates, in each case that is not otherwise included in the Transferred IT; and

(xiv)	Other Excluded Assets. The assets, properties, rights and claims set forth on Schedule 2.02(b)(xiv) to the Disclosure Letter.

Annex 2.02(c)

Assumed Liabilities

The Assumed Liabilities consist of any and all liabilities and obligations of Seller or any of its Affiliates, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(c)), to the extent arising from or relating to the Business or any Transferred Asset, in each case other than the Excluded Liabilities, including any of the following of such liabilities and obligations, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(c)), of Seller and its Affiliates:

(i)	Accounts Payable. All accrued receipts and accounts payable arising from or relating to the Business after the Closing;

(ii)	Transferred Contract Liabilities. All liabilities and obligations under the Transferred Contracts, whether arising before or after the Closing Date, but excluding those in respect of the Pre-Closing Accounts Payable;

(iii)	Asset Ownership. All liabilities and obligations to the extent arising from or relating to any Transferred Asset, or to the extent arising from or relating to the ownership by Buyer and its Affiliates of any Transferred Asset or associated with the realization of the benefits of any Transferred Asset, in each case arising on or after the Closing Date;

(iv)	Product Claims. Liabilities and obligations to the extent arising from or relating to lawsuits or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, with respect to the design, manufacture, testing, advertising, marketing, distribution or sale of the Products, whether prior to or after the Closing, including all liabilities and obligations to the extent arising from or relating to (A) warranty obligations, (B) infringement, dilution, misappropriation or other violation of IP Rights, (C) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or alleged or actual breach of express or implied warranty or representation or (D) the return after the Closing of any Product sold prior to or after the Closing (collectively, “Product Claims”), in each case other than any Excluded Liability;

(v)	Environmental Liabilities. All liabilities and obligations to the extent arising from or relating to the Transferred Real Property, the Business or any Transferred Asset (or, in each case, the ownership or operation thereof) and arising under any Environmental Law, or with respect to any Environmental Claim or Hazardous Materials, in each case, whether arising before or after the Closing Date;

(vi)	Business Claims. Except as otherwise set forth in this Agreement and except for the matters specifically identified as Excluded Liabilities, all obligations and liabilities in respect of any criminal, civil or administrative suit, action or proceeding, pending or threatened, and claims, whether or not presently asserted, to the extent arising from or relating to the Business before or after the Closing Date (collectively, “Business Claims”);

(vii)	Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (A) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that (1) arise as a result of an event or events that occur after the Transfer Time, (2) Buyer or its Affiliates have specifically agreed to assume pursuant to this Agreement or (3) transfer to Buyer or its Affiliates under applicable Law (including in connection with the application of the Transfer Regulations or the mandatory transfer of employment as contemplated by this Agreement, as applicable) or pursuant to the transfer of the Transferred Equity Interests to Buyer, (B) Employee of the Business (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by Buyer or any of its subsidiaries of applicable Law, any Collective Bargaining Agreement or this Agreement that arise as a result of such breach, and (C) Assumed Plan (such liabilities, obligations, commitments, claims and losses, the “Transferred Employee Liabilities”);

(viii)	Liabilities to Suppliers. Other than the Pre-Closing Accounts Payable, liabilities and obligations to suppliers or other third parties, such as licensors, for materials and services, to the extent arising from or relating to the Business, ordered in the ordinary course of business on or prior to the Closing Date, but scheduled to be delivered or provided after the Closing Date;

(ix)	Liabilities to Customers. Liabilities and obligations to customers under purchase orders for Products (and for which a related account receivable has not yet been recorded) that have not yet been shipped at the Closing Date; and

(x)	Liabilities of the Transferred Companies. All liabilities of the Transferred Companies to the extent arising from or related to the Business or any Transferred Asset (but specifically excluding any liabilities of the Transferred Companies that are Excluded Liabilities), it being understood that the transfer (directly or indirectly) of the Transferred Equity Interests will constitute assumption of such liabilities.

Annex 2.02(d)

Excluded Liabilities

The Excluded Liabilities consist of the following liabilities and obligations of Seller or any of its Affiliates, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(c)):

(i)	Accounts Payable/Other Current Liabilities. (1) All accrued receipts and accounts payable arising out of the operation or conduct of the Business before the Closing (the “Pre-Closing Accounts Payable”), and (2) all other liabilities as of immediately prior to the Closing arising out of the operation or conduct of the Business before the Closing that would be classified as current liabilities under GAAP on a balance sheet of the Business as of immediately prior to the Closing, calculated in a manner consistent with the Financial Information (other than any liabilities of the type addressed in the balance sheet accounts entitled “Right of return” and “Accrued warranty expense”);

(ii)	Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to (A) each employee of Seller and its Affiliates, including all former Employees of the Business (or any dependent or beneficiary of any such employee), other than the Transferred Employees and their dependents and beneficiaries or as described in clause (B) of the definition of Transferred Employee Liabilities, in each case, that arise out of an event or events that occur at any time, (B) each Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occur prior to or as of the Transfer Time, except for any such liabilities, obligations, commitments, claims and losses described in clause (A)(2) or (3) of the definition of Transferred Employee Liabilities, (C) Business Employee Benefit Plans that are not Assumed Benefit Plans and (D) all Controlled Group Liabilities;

(iii)	Excluded Asset Liabilities. Each liability, obligation or commitment to the extent arising from or relating to any Excluded Asset or the distribution to, or ownership by, Seller or any of the Selling Affiliates of any Excluded Asset or associated with the realization of the benefits of any Excluded Asset, whether arising before or after the Closing Date;

(iv)	Liabilities of the Transferred Companies. All liabilities of the Transferred Companies, other than Tax Liabilities (Tax Liabilities being governed as provided in Section 7.08(c)), (A) to the extent not arising from or related to the Business or the Transferred Assets or (B) that are otherwise Excluded Liabilities under clauses (i), (ii), (iii), (v) or (vi) of this Annex 2.02(d);

(v)	Indebtedness for Borrowed Money. All indebtedness for borrowed money of Seller and its Affiliates; and

(vi)

Other. (A) To the extent not otherwise specified in clauses (i)–(x) of Annex 2.02(c), any liabilities of Seller and its Affiliates to the extent not arising from or related to the Business or the Transferred Assets; (B) any obligations of Seller or any of its Affiliates pursuant to the terms of the Transaction Documents; (C) any liabilities or obligations set forth on Schedule 2.02(d)(vi) to the Disclosure Letter except to the extent arising from or related to a breach by Buyer or its Affiliates of Section 7.14; (D) any liabilities or obligations set forth on Schedule 2.02(d)(vii) to the Disclosure Letter; and (E) other liabilities or obligations of Seller or any Selling Affiliate that Seller designates as an Excluded Liability by a written notice delivered to Buyer prior to the Closing Date.